FORRESTER®

2025 ANNUAL REPORT

To shareholders and members of the Forrester community,

In 2025, the company settled into its post-transition operating model. While revenue decreased in the year, we believe that we have established systems and products that will enable the company to return to contract value (CV) growth in 2026 and revenue growth in 2027.

Our economic flywheel uses cash to improve our go-to-market execution and strengthen product capabilities, which drives higher CV, generating additional cash flow, and the cycle repeats.

While we are laser-focused on making that flywheel turn faster, we are not yet fully optimized, as shown in our financial results. In 2025, revenue was down 6%, adjusted operating margin decreased to 7.6%, and CV dropped to $292.4 million.

That said, performance improved as the year progressed. Wallet retention increased to 87% at year-end and client count was up in the fourth quarter — for the first time in four years. The company's total revenues are now 75% CV — our business is more renewable and scalable than in previous years. Average CV per client increased to $160,000. The percentage of our contract value that is multiyear, grew from 69% to 72%, and operating cash flow for the year was $21.1 million, reflecting our disciplined approach to expense management. The company ended the year with $127.7 million of cash and investments, with $35 million of long-term debt.

What Forrester does

I often get the question from investors, "What does Forrester actually do?"

Here's the simple answer.

A partnership begins when a company signs a Forrester Decisions contract, which grants a designated number of executives access to our research.

Those executives (now clients) meet with us and outline their top three to five initiatives.

The clients access Forrester's research via our website or through Forrester AI, our generative AI tool, to advance their initiatives and solve problems. Our research includes benchmarking, best practices, vendor evaluations, models, frameworks, demand data, case studies, market landscapes, market sizing, predictions, and forecasts.

When the client requires advice, they meet with our analysts via unlimited 30-minute inquiry sessions or 50-minute guidance sessions. In 2025, our analysts provided more than 31,000 of these sessions.

Clients attend Forrester events to meet with peers, spend time with analysts, hear in-depth case studies from other companies, and gain exposure to the most up-to-date research, insights, trends, and frameworks relevant to their function.

The client then renews the contract.

There are a few additional dynamics at play.

We sell to 11 different personas or roles in large companies, including chief information officers, chief information security officers, and chief marketing officers. Clients engage with research and events that are built and targeted for their role.

Forrester Decisions clients typically have multiyear contracts, so the relationship is a long-term proposition. Unlike management consultants, we do not show up, solve a problem, and then disappear. We are on and by the side of our clients every day as they navigate complex, multiyear initiatives and transformations.

What is the value for clients? Fifty-three percent report that Forrester enabled them to move faster. Twenty-two percent say that using Forrester enabled them to win, serve, and retain more customers. Eighteen percent said that Forrester lowered their risk. Finally, 6% reported that Forrester helped lower their costs.

Will AI destroy Forrester?

This has become a popular narrative: Public large language models built by companies like OpenAI and Anthropic will obviate the need for experts and strategic advice. We believe what's missing in this view is that most of the money made in AI will not be in public models like Gemini or Claude but in private models. The proprietary data held by Bloomberg, or your bank, or your insurance company, or Forrester, will never be included in public LLMs — it will be held in models controlled by those companies.

Forrester possesses three capabilities that public large language models cannot deliver: 1) proprietary data; 2) original ideas and analysis; and, finally, 3) people — our clients are advised by the analysts who created the data and ideas. Floating over all of this is a big word: trust. When executives work with Forrester, they know they're turning to a long-trusted source, backed by longitudinal data and human experts.

The AI opportunity

The AI era positions Forrester to pursue two significant opportunities: 1) using AI to reinvent the research and advisory business and 2) helping large organizations transform for the age of AI.

Izola, our early private generative AI model, has been available to clients since 2023. We have development teams devoted to building our AI capabilities, and we have years of experience working with the technology, testing and learning with our clients. In 2025, we launched Forrester AI Access, a self-service AI offering that equips clients with trusted insights and advice, enabling them to validate ideas, align on best practices, and make smarter decisions faster. Our ability to leverage the power of AI led to the signing of the biggest contract in the history of the company. In Q4 of 2025, unique users of Izola were up 55% year over year. The number of prompts was up 65%.

AI makes it easier for our clients to find answers. In addition, users can create new content from Forrester's research — for example, using an Izola output to create a board-meeting presentation. Having one research platform, Forrester Decisions, has enabled us to deliver and scale AI offerings more effectively while providing a more seamless client experience. We have led our industry in AI investment from the very beginning.

In early 2026, we transitioned from Izola to our next-generation platform, called Forrester AI. This version supports fully conversational and multilayered dialogue, delivers improved accuracy across Forrester's datasets, and is accessible directly from clients' Microsoft Teams environments.

We are determined to use AI to improve our clients' experience, to decrease the time they need to get answers, and to make the capability accessible from wherever our clients may be. Our ambition is to reinvent the research business using the power of generative and agentic AI.

AI also creates a second, significant opportunity: Every large organization will need to undergo transformation to compete in the AI era. Banks will have to become "AI banks"; insurance companies will sell "AI insurance"; and retail companies will have to move from e-commerce to "a-commerce" — agentic commerce. Not only will large companies use AI internally to improve efficiency and process, but they will build their own models to serve their customers. The next five years will be disruptive for large organizations. Forrester will be with them as they navigate their AI voyages. This is the biggest opportunity in the company's history.

The 2026 plan

Our plan is to grow contract value in 2026, driven by four initiatives.

- We will run our retention lifecycle (RLC). The RLC is our system for sustaining engagement with clients. It includes a kickoff meeting and quarterly sessions with the economic buyer of our services. Julie Meringer, a former Forrester executive, has returned to the company to head our customer success organization, the group that is leading this initiative. Clients that move through the retention lifecycle renew their research contracts at significantly higher rates than the historical average.
- The second initiative is around product. We will be creating more optionality in our product set for our clients, continuing the effort that began with the launch of AI Access in September 2025. The second product effort will be embedding Forrester AI where our clients work — Forrester AI in Microsoft Teams is our first foray.
- Our third initiative is to continue to improve our go-to-market systems and talent. This is led by our new chief sales officer, Christophe Favre. Christophe has been at Forrester for over 14 years, running our international sales teams. Over the last three years, his sales regions have shown the best performance in the company and the highest net contract value increase. Christophe is building a culture of growth in sales, sharpening sales execution, and increasing the research aptitude of Forrester sales executives.
- The fourth initiative of 2026 is to create research that is more actionable, relevant in different business cycles, and data-rich.

In addition to these key initiatives, we are implementing other changes in 2026.

The company is exiting the strategy consulting business. Ongoing instability in US federal contracting and increasing competition made the business difficult to consistently grow. Going forward, our consulting portfolio will focus on advisory services and custom content.

In 2026, we are overhauling our events portfolio. The events environment is changing, with attendees expecting shorter travel distances, more efficient events formats, and more peer engagement. In response, this year we are introducing more two-day regional forums across North America, EMEA, and APAC. Attendance at these events will be capped to ensure that the experience is more intimate and curated for our clients.

Final thoughts

As we enter 2026, we are fully committed to returning the business to growth.

In a market flooded with low-quality, AI-generated information, leaders need insight they can trust. They need analysis grounded in data, shaped by human judgment, and delivered in ways that fit how they work and where they work.

Forrester was built for this moment and is ready to lead.

I want to thank our employees for their commitment to our clients and to each other. And I want to thank you, our shareholders, for your continued support as we move forward with focus, confidence, and purpose.

Thank you,

George F. Colony
Chairman, CEO, and fellow investor

Form 10-K
2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 000-21433

Forrester Research, Inc.
(Exact name of Registrant as specified in its Charter)

Delaware	**04-2797789**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
60 Acorn Park Drive	
Cambridge, Massachusetts	**02140**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (617) 613-6000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 Par Value	FORR	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive o☐cers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2025, was approximately $114,000,000.

The number of shares of Registrant's Common Stock outstanding as of March 6, 2026 was 19,176,000.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Proxy Statement related to its 2026 Annual Stockholders' Meeting to be filed subsequently are incorporated by reference into Part III of this Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FORM 10-K

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as "expects," "believes," "anticipates," "intends," "plans," "estimates," or similar expressions are intended to identify these forward-looking statements. Reference is made in particular to our statements about changing stakeholder expectations, product development, possible acquisitions, future dividends, future share repurchases, future growth rates, operating income and cash from operations, future remittance of unremitted earnings, future deferred revenue, future compliance with financial covenants under our credit facility, future interest expense, anticipated increases in, and productivity of, our sales force and headcount, the adequacy of our cash, and cash flows to satisfy our working capital and capital expenditures, the anticipated impact of accounting standards, planned renovations of our Cambridge, Massachusetts office space and anticipated capital expenditures, any future impairment charges we may incur, and anticipated future declines in consulting revenue. These statements are based on our current plans and expectations and involve risks and uncertainties. Important factors that could cause actual future activities and results of operations to be materially different from those set forth in the forward-looking statements are discussed below under "Risk Factors." We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1. *Business*

General

Forrester Research, Inc. is a global independent research and advisory firm. We empower leaders in technology, customer experience, digital, marketing, sales, and product functions to accelerate growth through customer obsession. Forrester's unique research and continuance guidance model helps executives and their teams achieve their initiatives and outcomes faster and with confidence.

Our common stock is listed on Nasdaq Global Select Market under the symbol "FORR".

Market Overview

We believe that market dynamics — from empowered customers and changing business-to-business buying behaviors to rapid advancements in AI — have fundamentally changed the business and technology landscape. These dynamics demand that leaders architect change rather than react to disruption.

In this era of continuous disruption, AI and public large language models ("LLMs") are increasingly positioned as decision support partners, despite lacking the accuracy, the human judgment, and the reliability needed to make confident business decisions. To win, serve, and retain customers in this environment, we believe that organizations and their leaders have an increasing need for trusted guidance and insights grounded in objective sources, and rigorous data and research analysis, to help them make confident decisions that put customer value first. We believe that Forrester is well positioned to address this need through its complementary combination of trusted human intelligence ("HI") and AI.

Forrester's Strategy and Business Model

The foundation of our business model is our ability to help business and technology leaders and their teams tackle their most pressing priorities and drive growth through customer obsession. Forrester's offerings are rooted in rigorous methodologies, extensive surveys, proprietary data, and trusted human insights. Our proprietary research, consulting, and events portfolio, combined with our generative AI capabilities, equip clients with trusted insights and advice to help them to go faster, to win, serve and retain customers, and to reduce risk and costs. This, in turn, creates a system to expand contract value ("CV"), which we view as our most significant business metric.

Generally speaking, we define CV products as those services that our clients use over a year's time and that are renewable periodically, usually on an annual basis. Our CV products primarily consist of our subscription research products, while our non-CV businesses, consulting and events, play critical complementary roles in driving our CV growth.

With respect to our clients, multi-year CV product relationships enable us to help our clients formulate their vision for the future and then translate those plans into implementation and outcomes over time. For our investors, we believe that CV growth will result in predictable and profitable revenue streams.

Our business model is built on the premise that an increase in CV generates more cash which can then be invested in improving our go-to-market structure (activities including sales, product, and marketing) and creating CV products that clients renew year after year—repeating the cycle and driving the model forward. We refer to this model as our "CV growth engine" and to the difference in CV between two points in time as net contract value increase, or "NCVI."

Our Products and Services

We strive to be an indispensable source that business and technology leaders and their teams across functions, including technology, customer experience, digital, marketing, sales, and product, worldwide turn to for ongoing guidance to plan and operate more effectively.

We deliver our products and services globally through three business segments – Research, Consulting and Events.

Research

For more than 40 years, Forrester has been providing objective, independent and data-driven research insights utilizing both qualitative and quantitative data. We adhere to rigorous, unbiased research methodologies that are transparent and publicly accessible to ensure consistent research quality across markets, technologies, and geographies.

Our primary subscription research service is Forrester Decisions. This portfolio of research services is designed to provide business and technology leaders with a proven path to growth through customer obsession. Key content available via online access includes:

- future trends, predictions, and market forecasts;

- deep consumer and business buyer data and insights;

- curated best practice models and tools to run business functions;

- operational and performance benchmarking data; and

- technology and service market landscapes and vendor evaluations.

Our research is available to clients through our proprietary generative AI tool, Forrester AI, to provide immediate, trusted guidance. Our research services also include on-going support from, and time with, Forrester analysts who provide guidance on how to apply Forrester research insights, best practices, tools, frameworks and data to advance key business initiatives.

Consulting

Forrester Consulting helps clients implement customer obsessed strategies that drive growth. Our consulting business includes consulting projects, content marketing, and advisory services.

Events

We host multiple events across North America, Europe, and the Asia-Pacific region throughout the year. Forrester Events are thoughtfully designed and curated experiences to provide clients with insights and actionable advice to achieve accelerated business growth. Forrester Events focus on business imperatives of significant interest to clients, including business-to-business marketing, sales and product leadership, customer experience, security and risk, and technology and innovation. One of the primary purposes of our Events business is to help drive our CV growth, and we have found that clients that have attended one of our events renew their contracts with us at higher rates compared to those that have not attended an event. Additionally, we have found that prospects that attend our events become clients at higher rates than those that do not attend events.

Sales and Marketing

We believe we have a strong alignment across our sales, marketing and product functions.

We sell our products and services through our direct sales force across North America, Europe and the Asia Pacific region. Our sales organization is organized into groups based on industry, geography, and account potential. Our Hi-Tech groups focus on North American technology vendors, segmented into global, strategic, and mid-size companies, and our North American End User group focuses on companies in five industries, as well as federal, state and local U.S. government clients. Our European and Asia Pacific groups focus on both end user and vendor clients in their respective geographies. Our International Business Development group sells our products and services through independent sales representatives in select international locations. We also have teams focused on new business, revenue development, and event sales.

We employed 553 sales personnel as of December 31, 2025 compared to 580 sales personnel employed as of December 31, 2024.

We also sell select Research products directly online through our website.

Our marketing activities are designed to elevate the Forrester brand, differentiate and promote Forrester's products and services, improve the client experience, and drive growth. We achieve these outcomes by combining the value of reputation, demand generation, customer engagement, and sales and customer success enablement programs to deliver multichannel campaigns and high-quality digital experiences. Our customer success organization conducts post-sale engagement activities that are designed to align to client outcomes, accelerate time to value, and drive higher retention.

As of December 31, 2025, our products and services were delivered to more than 1,700 client companies. No single client company accounted for more than 3% of our 2025 revenues.

Pricing and Contracts

We report our revenue from client contracts in three categories of revenue: (1) research, (2) consulting, and (3) events. We classify revenue from subscriptions to, and licenses of, our research products and services as research revenue. We classify revenue from our consulting projects and standalone advisory services as consulting revenue. We classify revenue from tickets to, and sponsorships of, events as events revenue.

Contract pricing for annual subscription-based products is principally a function of the number of licensed users at the client. Pricing of contracts is a fixed fee for the consulting project or shorter-term advisory service. We periodically review and increase the list prices for our products and services.

We track contract value as a significant business indicator. Contract value is defined as the value attributable to all of our recurring research-related contracts. Contract value is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to how much revenue has already been recognized. Contract value decreased 6% to $292.4 million at December 31, 2025 from $311.9 million at December 31, 2024.

Competition

We believe our focus on helping business and technology leaders use customer obsession to drive growth sets us apart from our competition. In addition, we believe we compete favorably due to:

- our ability to offer forward-looking research, tools and frameworks as well as hands-on guidance;

- our focus on providing teams within our clients' organizations with the confidence to execute effectively with end-to-end guidance, valuable knowledge, know-how, and a shared vocabulary;

- our use of rigorous research methodologies to offer objective insights; and

- our brand promise to be "on your side and by your side," meaning that we strive to be obsessed about our clients' needs and priorities and aligned to their strategies.

Our principal direct competitors include other independent providers of research and advisory services, such as Gartner, as well as marketing agencies, general business consulting firms, and survey-based general market research firms. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies. We also face competition from free sources of information available on the Internet, such as Google and artificial intelligence services (including LLMs). Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into certain segments of our market, and new competitors could readily seek to compete against us in one or more of these market segments. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Intellectual Property

Our proprietary research, methodologies and other intellectual property play a significant role in the success of our business. We rely on a combination of copyright, trademark, trade secret, confidentiality, and other contractual provisions to protect our intellectual property. We actively monitor compliance by our employees, clients and third parties with our policies and agreements relating to confidentiality, ownership, and the use and protection of Forrester's intellectual property.

Employees

Attracting, retaining, and developing the best and brightest talent around the globe is critical to the ongoing success of our company. As of December 31, 2025, we employed a total of 1,474 persons. Of these employees, 1,034 were in the United States and Canada; 224 in Europe, Middle East and Africa ("EMEA"); and 216 in the Asia Pacific region.

Our culture emphasizes certain key values — including client, courage, collaboration, integrity, and quality — that we believe are critical to deliver Forrester's unique value proposition of helping business and technology leaders use customer obsession to drive growth. In addition, we seek to foster a culture where employees can be creative, feel supported and empowered, and are encouraged to think boldly about new ideas.

We focus on attracting and the hiring of all backgrounds and perspectives, with the goals of improving employee retention and engagement, strengthening the quality of our research, and improving client retention and customer experience. We field regular all-employee surveys to measure our progress against our goals. We have a robust learning and development program and celebrate and enrich the Forrester culture through frequent recognition of achievements.

Available Information

Forrester Research Inc. was incorporated in Massachusetts on July 7, 1983 and reincorporated in Delaware on February 16, 1996. Forrester's corporate offices are located in Cambridge, Massachusetts.

Our Internet address is www.forrester.com. We make available free of charge, on or through the investor information section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The SEC maintains an internet site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding issuers that file documents electronically.

Item 1A. Risk Factors

We operate in a rapidly changing and competitive environment that involves risks and uncertainties, certain of which are beyond our control. These risks and uncertainties could have a material adverse effect on our business and our results of operations and financial condition. These risks and uncertainties include, but are not limited to:

Risk Factors Specific to our Business

A Decline in Renewals or Demand for Our Subscription-Based Research Services. Our success depends in large part upon retaining (on both a client company and contract value basis) existing subscriptions for our Research products and services, and increasing the contract value of subscriptions for our Research products and services from both existing and new clients. This success depends on a variety of factors, including our ability to continue to provide credible and reliable information and insight that is useful to our clients. Regardless of cause, our results of operations and financial condition would be adversely impacted if we are not able to retain existing subscriptions or generate demand for and new sales of our subscription-based products and services.

Demand for Our Consulting Services. Consulting revenues comprised 22% of our total revenues in 2025 and 23% of our total revenues in 2024. Consulting engagements generally are project-based and non-recurring. A decline in our ability to fulfill existing or generate new consulting engagements to replace expiring consulting agreements could have an adverse effect on our results of operations and financial condition.

Our Business May be Adversely Affected by the Economic Environment. Our business is in part dependent on technology spending and is impacted by economic conditions such as inflation, slowing growth, changes in interest rates, trade policies and tariffs, threat of recession and supply chain issues that may impact us and our customers. The economic environment may materially and adversely affect demand for our products and services. If conditions in the United States and the global economy were to lead to a decrease in technology spending, or in demand for our products and services, this could have an adverse effect on our results of operations and financial condition. Although we do not have any employees or material client relationships in Russia or Ukraine and only a limited presence in the Middle East, the conflicts between Russia and Ukraine, between Israel and Gaza, and between United States and Iran, may cause negative effects on both the United States and the global economy that could materially and adversely affect our business.

Our International Operations Expose Us to a Variety of Operational Risks which Could Negatively Impact Our Results of Operations. As of December 31, 2025, we have clients in approximately 68 countries and approximately 23% of our revenues come from international sales. Our operating results are subject to the risks inherent in international business activities, including general political and economic conditions in each country, challenges in staffing and managing foreign operations, changes in regulatory requirements, compliance with numerous foreign laws and regulations, differences between U.S. and foreign tax rates and laws, trade policies and tariffs, fluctuations in currency exchange rates, difficulty of enforcing client agreements, collecting accounts receivable and protecting intellectual property rights in international jurisdictions, and potential disruptions caused by foreign wars and conflicts. Furthermore, we rely on local independent sales representatives in some international locations. If any of these arrangements are terminated by our representatives or us, we may not be able to replace the arrangement on beneficial terms or on a timely basis, or clients sourced by the local sales representative may not want to continue to do business with us or our new representative.

Ability to Develop and Offer New Products and Services. Our future success will depend in part on our ability to offer new products and services. These new products and services must successfully gain market acceptance by anticipating and identifying changes in client requirements and changes in the technology industry and by addressing specific industry and business organization sectors. The process of internally researching, developing, launching, and gaining client acceptance of a new product or service, or assimilating and marketing an acquired product or service, is risky and costly. We may not be able to introduce new, or assimilate acquired, products or services successfully. Our failure to do so would adversely affect our ability to maintain a competitive position in our market and continue to grow our business.

The Use of Generative AI in our Business and by Our Clients and Competitors Could Negatively Affect our Business and Reputation. In October of 2023, we introduced Forrester AI (formerly Izola), a generative AI tool that allows our clients to query our research database. We are also in the process of implementing various other generative AI initiatives within our company. While we believe that generative AI technologies offer significant opportunities, they are rapidly evolving and the integration of generative AI technologies into our and our vendors' systems (potentially without the vendor disclosing such use to us) poses novel risks that could result in negative consequences to our business, reputation and financial results. These risks include the potential for factual errors or inaccuracies, unintentional distribution of confidential information, ethical concerns, data privacy or security risks, customers not accepting our AI solution or the technologies we use in connection with our AI solution, and risks related to intellectual property rights. In addition, third parties may be able to use generative AI to compete with and reduce demand for our products and services or may load our proprietary research into large language models in violation of our terms of use, which could reduce the value of our services and our ability to protect our intellectual property.

Loss of Key Management. Our future success will depend in large part upon the continued services of a number of our key management employees. The loss of any one of them, in particular George F. Colony, our founder, Chairman of the Board and Chief Executive Officer, could adversely affect our business.

The Ability to Attract and Retain Qualified Professional Staff. Our future success will depend in large measure upon the continued contributions of our senior management team, research professionals, consultants, and experienced sales and marketing personnel. Thus, our future operating results will be largely dependent upon our ability to retain the services of these individuals and to attract additional professionals from a limited pool of qualified candidates. This need is accentuated by actions we have taken to reduce our overall employee population, as announced in January and May 2023, February 2024, January 2025, and February 2026. Our future success will also depend in part upon the effectiveness of our sales leadership in hiring and retaining sales personnel and in improving sales productivity. We experience competition in hiring and retaining professionals from developers of Internet and emerging-technology products, other research firms, management consulting firms, print and electronic publishing companies, and financial services companies, many of which have substantially greater ability, either through cash or equity, to attract and compensate professionals. If we lose professionals or are unable to attract new talent, we will not be able to maintain our position in the market or grow our business.

Failure to Anticipate and Respond to Market Trends. Our success depends in part upon our ability to anticipate rapidly changing technologies and market trends and to adapt our research and consulting services, and other related products and services to meet the changing needs of our clients. The technology and commerce sectors that we analyze undergo frequent and often dramatic changes. The environment of rapid and continuous change presents significant challenges to our ability to provide our clients with current and timely analysis, strategies, and advice on issues of importance to them. Meeting these challenges requires the commitment of substantial resources. Any failure to continue to provide insightful and timely analysis of developments, technologies, and trends in a manner that meets market needs could have an adverse effect on our market position and results of operations.

Our Business With the U.S. Government is Subject to Government Contracting Risks. Our business with government agencies, including sales to prime contractors that supply these agencies, is subject to government contracting risks. U.S. government contracts are subject to the approval of appropriations by the U.S. Congress to fund the agencies contracting for our services and are subject to termination by the government, either for the convenience of the government or for default as a result of our failure to perform under the applicable contract. In addition, if we were charged with wrongdoing with respect to a U.S. government contract, the U.S. government could suspend us from bidding on or receiving awards of new government contracts pending the completion of legal proceedings, and if we are found liable, it could subject us to fines, penalties, repayments and treble and other damages, and/or debarment from bidding on or receiving new awards of U.S. government contracts. Should appropriations for the various agencies that contract with us be curtailed, or should our government contracts be terminated for convenience or otherwise, we may experience a significant loss of revenues.

We Have Outstanding Debt Which Could Materially Restrict our Business and Adversely Affect our Financial Condition, Liquidity, and Results of Operations. As of December 31, 2025, we had outstanding debt of $35.0 million under our revolving credit facility. On March 12, 2026, we executed a third amendment of our credit facility that, among other changes, extended the maturity date from December 2026 to March 2029 (refer to Note 5 – *Debt* and Note 17 – *Subsequent Event* in the Notes to Consolidated Financial Statements for further information). The obligations incurred under this Facility could impair our future financial condition and operating results. In addition, the affirmative, negative, and financial covenants of the Facility could limit our future financial flexibility. A failure to comply with these covenants could result in acceleration of all amounts outstanding, which could materially impact our financial condition unless accommodations could be negotiated with our lenders. No assurance can be given that we would be successful in doing so, or that any accommodations that we were able to negotiate would be on terms as favorable as those currently. The outstanding debt may limit the amount of cash or additional credit available to us, which could restrain our ability to expand or enhance products and services, respond to competitive pressures or pursue future business opportunities requiring substantial investments of additional capital.

Competition. We compete principally in the market for research and advisory services, with an emphasis on customer behavior and customer experience, and the impact of technology on our clients' business and service models. Our principal direct competitors include other independent providers of research and advisory services, such as Gartner, as well as marketing agencies, general business consulting firms, and survey-based general market research firms. Some of our competitors have substantially greater financial and marketing resources than we do. In addition, our indirect competitors include the internal planning and marketing staffs of our current and prospective clients, as well as other information providers such as electronic and print publishing companies. We also face competition from free sources of information available on the Internet, such as Google and artificial intelligence services. Our indirect competitors could choose to compete directly against us in the future. In addition, there are relatively few barriers to entry into certain segments of our market, and new competitors could readily seek to compete against us in one or more of these market segments. Increased competition could adversely affect our operating results through pricing pressure and loss of market share. There can be no assurance that we will be able to continue to compete successfully against existing or new competitors.

Fluctuations in Our Operating Results. Our revenues and earnings may fluctuate from quarter to quarter based on a variety of factors, many of which are beyond our control, and which may affect our stock price. These factors include, but are not limited to:

- Trends in technology and research and advisory services spending in the marketplace and general economic conditions.

- The timing and size of new and renewal subscriptions for our products and services from clients.

- The utilization of our advisory services by our clients.

- The timing of revenue-generating events sponsored by us.

- The introduction and marketing of new products and services by us and our competitors.

- The hiring and training of new research professionals, consultants, and sales personnel.

- Changes in demand for our research and advisory services.

- Fluctuations in currency exchange rates.

- An increase in the interest rates applicable to our outstanding debt obligations.

As a result, our operating results in future quarters may be below the expectations of securities analysts and investors, which could have an adverse effect on the market price for our common stock. Factors such as announcements of new products, services, acquisitions or strategic alliances by us, our competitors, or in the research and professional services industries generally, may have a significant impact on the market price of our common stock. The market price for our common stock may also be affected by movements in prices of stocks in general.

We have recently recorded substantial impairment charges. Any future impairments of our assets could negatively impact our results of operations. We test goodwill for impairment annually or whenever events or changes in circumstances indicate that the carrying value may not be recoverable. An impairment test is also required for other long-lived assets if events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of events or changes in circumstances indicating that the carrying value of such long-lived assets may not be recoverable could be a significant decline in our stock price for a sustained period; significant negative industry or economic trends; our overall financial performance, such as negative or declining cash flows or a decline in actual or planned revenue or earnings compared with actual and projected results of relevant prior periods; other relevant entity-specific events including changes in management, key personnel, strategy, or customers; and other events affecting our reporting units. During the three months ended March 31, 2025, we recorded an impairment of goodwill in the amount of $83.9 million related to our Research reporting unit as a result of a triggering event arising from a sustained decline in our share price and our overall market capitalization from mid-February 2025 through March 31, 2025, along with other qualitative considerations, including the continued impact from the conditions in the macroeconomic environment, uncertainty created by changes in the United States' trade policies, and the larger than expected decline in contract bookings during the first quarter of 2025. We performed our annual impairment test as of November 30, 2025 utilizing a quantitative assessment to determine if the fair values of each of our reporting units was less than their respective carrying values. We determined goodwill was impaired for our Research reporting unit and recorded an additional goodwill impairment charge of $26.8 million during the three months ended December 31, 2025. Any future impairment of goodwill or other long-lived assets could have a negative impact on our profitability and financial results.

Concentration of Ownership. Our largest stockholder is our Chairman and CEO, George F. Colony, who owns approximately 39% of our outstanding stock. This concentration of ownership enables Mr. Colony to strongly influence or effectively control matters requiring stockholder approval, including the election of directors, amendment of our certificate of incorporation, adoption or amendment of equity plans, and approval of significant transactions such as mergers, acquisitions, consolidations, and sales or purchases of assets. This concentration of ownership may also limit the liquidity of our stock. As a result, efforts by stockholders to change the direction, management, or ownership of Forrester may be unsuccessful, and stockholders may not be able to freely purchase and sell shares of our stock.

General Risk Factors

We Face Risks from Network Disruptions or Security Breaches that Could Damage Our Reputation and Harm Our Business and Operating Results. We face risks from network disruptions or security breaches caused by computer viruses, illegal break-ins or hacking, sabotage, acts of vandalism by third parties, or terrorism. To date, none have resulted in any material adverse impact to our business, operations, products, services or customers. However, our security measures or those of our third-party service providers may not detect or prevent such security breaches. Any such compromise of our information security could result in the unauthorized publication of our confidential business or proprietary information, cause an interruption in our operations, result in the unauthorized release of customer or employee data, result in a violation of privacy or other laws, expose us to a risk of litigation, or damage our reputation, which could harm our business and operating results.

Failure to Enforce and Protect our Intellectual Property Rights. We rely on a combination of copyright, trademark, trade secret, confidentiality, and other contractual provisions to protect our intellectual property. Unauthorized third parties may obtain or use our proprietary information despite our efforts to protect it. The laws of certain countries do not protect our intellectual property to the same extent as the laws of the United States and accordingly we may not be able to protect our intellectual property against unauthorized use or distribution, which could adversely affect our business.

Privacy and Other Laws. Privacy laws and regulations, and the interpretation and application of these laws and regulations, in the U.S, Europe and other countries around the world where we conduct business are sometimes inconsistent and frequently changing. This includes, but is not limited to, the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act (as amended by the California Privacy Rights Act (the "CCPA")) and other similar laws in a number of U.S. states which require, among other things, covered companies to provide disclosure to consumers about such companies' data collection, use and sharing practices, provide such consumers ways to make requests about their personal information, including requests to delete their personal information, to know what information a company has about the consumer, and to opt-out of certain sales, transfers, or sharing of personal information. Some U.S. state data privacy laws, including the CCPA, also provide consumers with additional causes of action. In 2023, Europe finalized the first-ever comprehensive legal framework for governance of the development and use of artificial intelligence, the European Union Artificial Intelligence Act, with rolling effective dates that began in 2025. Many jurisdictions in the U.S. are considering or have passed laws governing the development or use of Artificial Intelligence. Similarly, Europe has enacted laws governing cyber resilience, and we expect more laws will be considered and passed on this issue. Compliance with these laws, or changing interpretations and application of these laws, could cause us to incur substantial costs or require us to take action in a manner that would be adverse to our business.

Taxation Risks. We operate in numerous jurisdictions around the world. A portion of our income is generated outside of the United States and is taxed at lower rates than rates applicable to income generated in the U.S. or in other jurisdictions in which we do business. Our effective tax rate in the future, and accordingly our results of operations and financial position, could be adversely affected by changes in applicable tax law or if more of our income becomes taxable in jurisdictions with higher tax rates.

Any Weakness Identified in Our System of Internal Controls by Us and Our Independent Registered Public Accounting Firm Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002 Could Have an Adverse Effect on Our Business. Section 404 of the Sarbanes-Oxley Act of 2002 requires that companies evaluate and report on their systems of internal control over financial reporting. In addition, our independent registered public accounting firm must report on its evaluation of those controls. There can be no assurance that no weakness in our internal control over financial reporting will occur in future periods, or that any such weakness will not have a material adverse effect on our business or financial results, including our ability to report our financial results in a timely manner.

Item 1B. *Unresolved Staff Comments*

We have not received written comments from the Securities and Exchange Commission that remain unresolved.

Item 1C. *Cybersecurity*

We recognize the importance to our business and reputation of the continuous availability of our internal and client-facing information technology systems, as well as our ability to protect both the confidential information of our clients and our own intellectual property and business information. We are committed to protecting our client and business data and information technology assets and have implemented a cybersecurity program with policies, standards, processes and practices governing the protection and control of information during its lifecycle of creation, usage, transmission, storage and disposal.

Cyber Risk Management and Strategy

We have implemented and maintain a risk management program that includes processes for the identification, assessment, management and mitigation of cybersecurity risks. This program utilizes numerous technological and human security controls, processes, and procedures to address risks including, but not limited to, those identified by threat intelligence providers, internal stakeholders, and security management programs. Our cybersecurity program is generally aligned with the National Institute of Standards and Technology (NIST) Cybersecurity Framework.

Our risk management program is documented in our written Information Security Policy. We periodically update our Information Security Policy, along with other policies and procedures, to adapt to evolving business conditions and threats.

Included in our Information Security Policy is a documented incident response plan to identify, assess, manage and mitigate cybersecurity incidents. As part of our risk management program, we maintain a technology management security team, led by our Information Security Officer (ISO). Among their responsibilities, our technology management security team is responsible for conducting due diligence on software, hardware or services vendors where access to systems or data of Forrester or our clients is contemplated. The security team assesses whether these vendors have appropriate privacy and security controls and whether there are adequate contractual protections in place. We also engage external security assessment vendors from time to time to conduct penetration testing and vulnerability assessments and to report findings to management.

All new Forrester employees and contractors receive a copy of the Information Security Policy and are required to undergo information security and privacy training both as part of their onboarding and on an annual basis. We currently also maintain cybersecurity insurance covering the company and its subsidiaries.

While to date we are not aware of having experienced any material cybersecurity threats or incidents, and we do not believe that risks from such threats or incidents are reasonably likely to materially affect us, our business strategy, results of operations or financial condition, there can be no guarantee that we will not experience a successful material threat or incident. Additional information on cybersecurity risks we face can be found in "Item 1A, Risk Factors" under the heading "We face risks from network disruptions or security breaches that could damage our reputation and harm our business and operating results."

Governance Related to Cybersecurity Risks

Our board has final oversight responsibility over cybersecurity-related matters. Our Chief Technology Officer (CTO) leads the full board in interactive sessions dedicated to cybersecurity risks at least once a year. These sessions address a range of cybersecurity-related topics, such as recent developments in the threat environment, the status of ongoing information security program initiatives, and cybersecurity strategy. In addition, the audit committee assists the board in fulfilling its oversight responsibilities with respect to policies relating to risk assessment and management, including the management of risks arising from cybersecurity threats. The audit committee is responsible for reporting findings related to its review of these matters to the board.

With respect to management, our CTO, who reports directly to our chief executive officer, has over 13 years of experience with our company, including more than 7 years serving in technology-based leadership roles. Our VP, Infrastructure, Operations & Security, who reports directly to the CTO, serves as our ISO and has extensive cybersecurity experience gained from over 20 years serving in security-related roles for the company. Our ISO, together with our technology management security team, is responsible for developing, maintaining and enhancing systems and processes necessary to protect confidential information from loss, theft, and unauthorized access or use. This team also monitors the systems and networks to detect unauthorized activity or access, responding to any such unauthorized attempts to mitigate loss or to ensure the cessation of all unauthorized access to data. If an incident is identified, this team reports such events to the CTO, who will then, as appropriate, advise the chief executive officer, chief legal officer and other management, as well as others, potentially including law enforcement or clients. We have also established a Risk Committee consisting of members of our finance, legal and technology management departments whose duties include assessing the materiality of any identified incidents to help ensure compliance with the SEC's cybersecurity incident disclosure rules.

Item 2. *Properties*

Our corporate headquarters building is comprised of approximately 190,000 square feet of office space in Cambridge, Massachusetts, substantially all of which is currently occupied by the Company. This facility accommodates research, marketing, sales, consulting, technology, and operations personnel. On April 11, 2025, we entered into a third amendment of our lease, and a new lease, for our principal headquarters located in Cambridge, Massachusetts. The effect of these agreements was to early terminate the original lease with respect to the first, second and third floors of the facility by the end of the second quarter of 2026, while also extending the lease term with respect to the fourth, fifth and six floors of the facility through June 30, 2039.

We also rent office space in New York City, Norwalk (CT), London, New Delhi, and Sydney. In addition, we lease office space on a relatively short-term basis in various other locations in North America, Europe, and Asia.

We believe that our existing facilities are adequate for our current needs and that additional facilities are available for lease to meet future needs.

Item 3. *Legal Proceedings*

From time to time, we may be subject to legal proceedings and civil and regulatory claims that arise in the ordinary course of our business activities. It is our policy to record accruals for legal contingencies to the extent that we have concluded that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, and to expense costs associated with loss contingencies, including any related legal fees, as they are incurred.

We believe that we have meritorious defenses in connection with our current lawsuits and material claims and disputes and intend to vigorously contest each of them. Regardless of the outcome, litigation can have a material adverse effect on us because of defense and settlement costs, diversion of management resources, and other factors.

In our opinion based upon information currently available to us, while the outcome of these legal proceedings and claims is uncertain, the likely results of these lawsuits, claims and disputes are not expected, either individually or in the aggregate, to have a material adverse effect on our financial position, results of operations or cash flows, although the effect could be material to our consolidated results of operations or consolidated cash flows for any interim reporting period.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market For Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*

Our common stock is listed on the Nasdaq Global Select Market under the symbol "FORR". We did not declare or pay any dividends during the years ended December 31, 2024 and 2025. The actual declaration of any potential future dividends, and the establishment of the per share amount and payment dates for any such future dividends, are subject to the discretion of the Board of Directors.

As of March 6, 2026 there were approximately 26 stockholders of record of our common stock. On March 6, 2026 the closing price of our common stock was $6.46 per share.

As of December 31, 2025, our Board of Directors has authorized an aggregate $610.0 million to purchase common stock under the company's stock repurchase program. As of December 31, 2025, we had repurchased approximately 18.2 million shares of common stock at an aggregate cost of $532.5 million.

During the quarter ended December 31, 2025, we did not purchase any shares of our common stock under the stock repurchase program.

See "Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*" for information on our equity compensation plans.

The following graph contains the cumulative stockholder return on our common stock during the period from December 31, 2020 through December 31, 2025 with the cumulative return during the same period for the Russell 2000 and the S&P 600 Small Cap Information Technology Index, and assumes that the dividends, if any, were reinvested.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Forrester Research, Inc., the Russell 2000 Index and the S&P 600 Information Technology Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Overview

We derive revenues from subscriptions to our Research products and services, subscriptions to, and individual licenses of, electronic "reprints" of our Research, performing consulting projects and advisory services, and hosting events. We offer contracts for our products as either multi-year contracts or annual contracts, which are typically payable in advance on an annual basis. For certain contracts, we offer to invoice the contract price in multiple invoices throughout the year. Billings in excess of revenue recognized are recorded as deferred revenue. Subscription products are recognized as revenue over the term of the contract. Individual reprint licenses include an obligation to deliver a customer-selected research document and certain usage data provided through our platform, which represents two performance obligations. We recognize revenue for the performance obligation for the data portion of the reprint ratably over the license term. We recognize revenue for the performance obligation for the research document at the time of providing access to the document. Clients purchase consulting projects and advisory services independently and/or to supplement their access to our subscription-based products. Consulting project revenues, which are based upon fixed-fee agreements, are recognized as the services are provided. Advisory service revenues, such as speeches and advisory days, are recognized when the service is complete. Events revenues consist of ticket and sponsorship sales for a Forrester-hosted event, and revenue is recognized upon completion of each event.

Our primary operating expenses consist of cost of services and fulfillment, selling and marketing expenses, and general and administrative expenses. Cost of services and fulfillment represents the costs associated with the production and delivery of our products and services, including salaries, bonuses, employee benefits, and stock-based compensation expense for all personnel that produce and deliver our products and services, including all associated editorial, travel, and support services. Selling and marketing expenses include salaries, sales commissions, bonuses, employee benefits, stock-based compensation expense, travel expenses, promotional costs, and other costs incurred in marketing and selling our products and services. General and administrative expenses include the costs of the technology, operations, finance, and human resources groups and our other administrative functions, including salaries, bonuses, employee benefits, and stock-based compensation expense. Overhead costs such as facilities, net of sublease income, and annual fees for cloud-based information technology systems are allocated to these categories according to the number of employees in each group.

Our key metrics focus on our contract value ("CV") products. We are focusing on CV products as these products are our most profitable products and historically our contracts for CV products have renewed at high rates (as measured by our client retention and wallet retention metrics). Our CV products make up essentially all of our research revenues, and research revenues as a percentage of total revenues increased from approximately 73% in 2024 to approximately 75% in 2025.

We calculate CV at the foreign currency rates used for internal planning purposes each year. For comparative purposes, we have recast historical CV and wallet retention at the planned 2026 foreign currency rates. We have included the recast metrics below for the period ended December 31, 2024, and we have also provided recast metrics dating back to the fourth quarter of 2023 on the investor relations section of our website.

Contract value, client retention, wallet retention, and number of clients are metrics that we believe are important to understanding our research business. We define these metrics as follows:

- *Contract value (CV)* — is defined as the value attributable to all of our recurring research-related contracts. Contract value is calculated as the annualized value of all contracts in effect at a specific point in time, without regard to how much revenue has already been recognized. Contract value primarily consists of subscription-based products for which revenue is recognized on a ratable basis, except for the entitlements embedded in our subscription products, such as event tickets and advisory sessions, for which the revenue is recognized when the item is delivered. Contract value also includes our reprint products, as these products are used throughout the year by our clients and are typically renewed.

- *Client retention* — represents the percentage of client companies (defined as all clients that buy a CV product) at the prior year measurement date that have active contracts at the current year measurement date.

- *Wallet retention* — represents a measure of the CV we have retained with clients over a twelve-month period, including increases or decreases in retained client CV during the period. Wallet retention is calculated on a percentage basis by dividing the annualized contract value of our current clients, who were also clients a year ago, by the total annualized contract value from a year ago.

- *Clients* — is calculated at the enterprise level as all clients that have an active CV contract.

Client retention and wallet retention are not necessarily indicative of the rate of future retention of our revenue base. A summary of our key metrics is as follows (dollars in millions):

	As of December 31,		Absolute Increase (Decrease)	Percentage Increase (Decrease)
	2025	2024		
Contract value	$ 292.4	$ 311.9	$ (19.5)	(6%)
Client retention	77%	73%	4 points	
Wallet retention	87%	89%	(2) points	
Number of clients	1,797	1,942	(145)	(7%)

Contract value during 2025 decreased by 6% compared to 2024 due to wallet retention being at 87% for the period (representing retention and enrichment of the prior year CV base) and new client acquisition not fully offsetting the net retention loss. Client retention increased by 4 percentage points compared to the prior year period, and increased by 3 percentage points compared to the prior quarter. We attribute the increase in client retention to our ongoing retention initiatives and to the launch of our AI Access product in the third quarter of 2025. Wallet retention decreased by 2 percentage points compared to the prior year period, however it increased by 1 percentage point compared to the prior quarter. The decline in wallet retention compared to the prior year period was primarily due to lower enrichment of contracts as they renewed during the current year period.

Critical Accounting Estimates

Management's discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP"). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including but not limited to, those related to our revenue recognition, credit loss on note receivable, and goodwill. Management bases its estimates on historical experience, data available at the time the estimates are made, and various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We consider the following accounting estimates to be those that require the most subjective judgment or that involve uncertainty that could have a material impact on our financial statements. If actual results differ significantly from management's estimates and projections, there could be a material effect on our financial statements.

- *Revenue Recognition*.   We generate revenues from subscriptions to our Research products and services, subscriptions to, and individual licenses of, electronic reprints of our Research, performing consulting projects and advisory services, and hosting events. We execute contracts that govern the terms and conditions of each arrangement. Revenues are recognized when an approved contract with a customer exists, the fees, payment terms, and rights regarding the products or services to be transferred can be identified, it is probable we will collect substantially all of the consideration for the products and services expected to be provided, and we have transferred control of the products and services to the customer. We continually evaluate customers' ability and intention to pay by reviewing factors including the customer's payment history, our ability to mitigate credit risk, and experience selling to similarly situated customers. Although write-offs of customer receivables have not been significant during the last three years ($0.2 million during 2025 and $0.7 million during both 2024 and 2023), if our customers' financial condition were to deteriorate unexpectedly, we could experience a significant increase in our expense.

  Our contracts may include either a single promise (referred to as a performance obligation) to transfer a product or service or a combination of multiple promises to transfer products or services. We evaluate the existence of multiple performance obligations within our products and services by using judgment to determine if: (1) the customer can benefit from each contractual promise on its own or together with other readily available resources; and (2) the transfer of each contractual promise is separately identifiable from other promises in a contract. When both criteria are met, each promise is accounted for as a separate performance obligation. Revenues from contracts that contain multiple products or services are allocated among the separate performance obligations on a relative basis according to their standalone selling prices. We obtain the standalone selling prices of our products and services based upon an analysis of standalone sales of these products and services. When there is an insufficient history of standalone sales, we use judgment to estimate the standalone selling price, taking into consideration available market conditions, factors used to set list prices, pricing of similar products, and internal pricing objectives. Standalone selling prices are typically analyzed and updated on an annual basis, or as business conditions change.

- *Allowance for Credit Losses on Note Receivable*   As part of the proceeds from the sale of a non-core product line in August 2024, we received a note receivable with an original face value of $9.0 million. We measure the note receivable on an amortized cost basis and record an estimate of any expected credit losses on the note receivable as an allowance for credit losses each reporting period. The allowance represents our best estimate of credit losses over the contractual life of the note and is calculated using the loss given default method. This method involves estimating the likelihood that the borrower will default on its obligations and the expected losses from such default. Our estimates under the loss given default method reflect the borrower's liquidity position and our judgments about their risk of default and expected financial performance as of the balance sheet date.

  The allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the note receivable's amortized cost basis and is included in credit loss expense on note receivable in the Consolidated Statement of Operations. As of December 31, 2025, the balance of the note receivable, inclusive of capitalized interest at the stated rate of 8%, is $9.9 million. The carrying value of the note, net of the cumulative allowance for credit losses, is $2.6 million. We will update our assessment of expected credit loss each quarter and if the borrower's financial condition worsens in the future, we could be required to record an additional allowance for credit loss. If any amount of the note is determined by us to be uncollectible due to the borrower's failure to meet repayment terms or due to the borrower's deteriorating financial condition, the write-off amount, reduced by any previously recorded allowances, would also be recorded as a credit loss expense on note receivable. Alternatively, if the borrower's financial condition improves, we could be required to reverse all or a portion of the previously recorded allowance for credit loss.

- *Goodwill.*   As of December 31, 2025, we had $120.4 million of goodwill recorded in our Consolidated Balance Sheets.

  When acquiring a business, as of the acquisition date, we determine the estimated fair values of the assets acquired and liabilities assumed, which may include a significant amount of goodwill. Goodwill is required to be assessed for impairment at least annually or whenever events or circumstances indicate that there may be an impairment. An impairment assessment requires evaluating the potential impairment at the reporting unit level using either a qualitative assessment, to determine if it is more likely than not that the fair value of any reporting unit is less than its carrying amount, or a quantitative analysis, to determine and compare the fair value of each reporting unit to its carrying value, or a combination of both. Judgment is required in determining the use of a qualitative or quantitative assessment, as well as in determining each reporting unit's estimated fair value as it requires us to make estimates of market conditions and operational performance, including forecasted revenues and operating expenses, terminal rate, discount rate, market participant acquisition premium, and valuation earnings multiples.

  As a result of the substantial and sustained decline in our stock price and our overall market capitalization from mid-February 2025 through March 31, 2025, along with other qualitative considerations, including the continued impact from the conditions in the macroeconomic environment, uncertainty created by changes in the United States' trade policies, and the larger than expected decline in contract bookings during the first quarter of 2025, it was determined that a triggering event occurred, indicating goodwill may be impaired. Accordingly, we conducted a quantitative impairment test of goodwill as of March 31, 2025 for the two reporting units (Research and Consulting) that have goodwill. We estimated the implied fair value of our reporting units using an equal weighting of an income approach and market approach. As a result of the quantitative impairment test, we determined goodwill was impaired for our Research reporting unit and recorded a goodwill impairment charge of $83.9 million during the period ended March 31, 2025, which is not deductible for tax purposes.

  We performed our annual impairment test as of November 30, 2025 utilizing a quantitative assessment to determine if the fair values of our Research and Consulting reporting units was less than their respective carrying values. We determined goodwill was impaired for our Research reporting unit and recorded an additional goodwill impairment charge of $26.8 million during the three months ended December 31, 2025, which is not deductible for tax purposes. The additional impairment charge recorded in the fourth quarter of 2025 was primarily due to the decrease in our stock price as of November 30, 2025.

  Subsequent to December 31, 2025, we have observed a continued decline in the price of our stock. If our stock price remains at the current level, and after considering other qualitative factors, there may be a triggering event indicating goodwill may be impaired in our Research reporting unit. Accordingly, management may need to perform a quantitative impairment test during our interim period ended March 31, 2026. Any resulting impairment loss could have a material adverse impact on our results of operations.

Results of Operations for the years ended December 31, 2025 and 2024

The following table sets forth our Consolidated Statements of Operations as a percentage of total revenues for the years noted.

	Years Ended December 31,	
	2025	2024
Revenues:		
Research revenues	74.5%	73.2%
Consulting revenues	22.2	22.5
Events revenues	3.3	4.3
Total revenues	100.0	100.0
Operating expenses:		
Cost of services and fulfillment	43.0	42.2
Selling and marketing	37.7	36.9
General and administrative	13.3	13.6
Depreciation	1.5	1.8
Amortization of intangible assets	2.2	2.2
Goodwill impairment	27.8	—
Restructuring costs	3.0	2.7
Loss from sale of divested operation	—	0.4
Income (loss) from operations	(28.5)	0.2
Interest expense	(0.7)	(0.7)
Other income, net	0.9	0.9
Credit loss expense on note receivable	(1.8)	—
Gains on investments, net	—	0.2
Income (loss) before income taxes	(30.1)	0.6
Income tax expense	—	1.9
Net loss	(30.1%)	(1.3%)

2025 compared to 2024

Revenues

	2025	2024	Absolute Increase (Decrease)	Percentage Increase (Decrease)
	(dollars in millions)			
Total revenues	$ 396.9	$ 432.5	$ (35.6)	(8%)
Research revenues	$ 295.6	$ 316.7	$ (21.1)	(7%)
Consulting revenues	$ 88.2	$ 97.3	$ (9.1)	(9%)
Events revenues	$ 13.1	$ 18.5	$ (5.4)	(29%)

Research revenues are recognized primarily on a ratable basis over the term of the contracts, which are generally 12 or 24-month periods. Research revenues decreased 7% during 2025 compared to 2024 primarily due to the decrease in CV, as discussed above, and the divestiture of the FeedbackNow product line in the third quarter of 2024, which resulted in an approximate 1% decline in revenue. From a product perspective, the decrease in revenues was primarily due to a decline in revenue from subscriptions to our research and to the effect of the divestiture of the FeedbackNow product line, partially offset by an increase in reprint revenue. Revenue from subscription products, including our subscription reprint product that was launched in the third quarter of 2024, declined 4% primarily due to a decline from our heritage research products being only partially offset by revenue growth from our Forrester Decisions and subscription reprint products.

Consulting revenues decreased 9% during 2025 compared to 2024. The decrease in revenues was due to a decrease in delivery of consulting services due to lower client bookings. In February 2026, we announced that we would discontinue selling strategy consulting engagements and would fulfill our backlog of strategy consulting engagements during 2026. Our ongoing consulting business will consist of content marketing consulting and advisory. We anticipate that, on a year over year basis, our 2026 consulting revenues will decline in the low 20 percent range due primarily to the cessation of strategy consulting in 2026.

Events revenues decreased 29% during 2025 compared to 2024. The decrease in revenues was primarily due to a decrease in sponsorship revenues.

Refer to the "Segment Results" section below for a discussion of revenue and expenses by segment.

Cost of Services and Fulfillment

	2025	2024	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Cost of services and fulfillment (dollars in millions)	$ 170.7	$ 182.5	$ (11.8)	(6%)
Cost of services and fulfillment as a percentage of total revenues	43%	42%	1 point	
Service and fulfillment employees (at end of period)	643	680	(37)	(5%)

Cost of services and fulfillment expenses decreased 6% in 2025 compared to 2024. The decrease was primarily due to (1) a $5.9 million decrease in compensation and benefit costs due to a decrease in headcount, partially offset by an increase in incentive bonus costs, (2) a $3.6 million decrease in professional services costs primarily due to a decrease in billable fees (related to delivery of consulting projects), consulting fees, and the effect of the divestiture of the FeedbackNow product line, partially offset by an increase in contractor costs, (3) a $1.7 million decrease in facilities costs primarily due to a decrease in lease expense, and (4) a $0.6 million decrease in software costs.

Selling and Marketing

	2025	2024	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Selling and marketing expenses (dollars in millions)	$ 149.5	$ 159.6	$ (10.1)	(6%)
Selling and marketing expenses as a percentage of total revenues	38%	37%	1 point	
Selling and marketing employees (at end of period)	607	638	(31)	(5%)

Selling and marketing expenses decreased 6% in 2025 compared to 2024. The decrease was primarily due to (1) a $7.2 million decrease in compensation and benefit costs due to a decrease in headcount and commissions expense, (2) a $1.3 million decrease in stock compensation expense, (3) a $1.2 million decrease in professional services costs primarily due to a decrease in consulting fees, and (4) a $1.1 million decrease in facilities costs primarily due to a decrease in lease expense. These decreases were partially offset by a $1.2 million increase in travel and entertainment expenses.

General and Administrative

	2025	2024	Absolute Increase (Decrease)	Percentage Increase (Decrease)
General and administrative expenses (dollars in millions)	$ 52.7	$ 58.8	$ (6.2)	(10%)
General and administrative expenses as a percentage of total revenues	13%	14%	(1) point	
General and administrative employees (at end of period)	224	253	(29)	(11%)

General and administrative expenses decreased 10% in 2025 compared to 2024. The decrease was primarily due to (1) a $4.2 million decrease in compensation and benefit costs due to a decrease in headcount, (2) a $0.7 million decrease in software costs, (3) a $0.6 million decrease in facilities costs primarily due to a decrease in lease expense, and (4) a $0.5 million decrease in non-income taxes.

Depreciation

Depreciation expense decreased by $1.5 million in 2025 compared to 2024 primarily due to certain software assets becoming fully depreciated.

Amortization of Intangible Assets

Amortization expense decreased by $0.9 million in 2025 compared to 2024 primarily due to a decrease in the amortization of a trademark intangible asset and due to the divestiture of the FeedbackNow product line. We expect amortization expense related to our intangible assets to be approximately $8.3 million for the year ending December 31, 2026.

Goodwill Impairment

As a result of the substantial and sustained decline in our stock price and our overall market capitalization from mid-February 2025 through March 31, 2025, along with other qualitative considerations, including the continued impact from the conditions in the macroeconomic environment, uncertainty created by changes in the United States' trade policies, and the larger than expected decline in contract bookings during the first quarter of 2025, it was determined that a triggering event occurred, indicating goodwill may be impaired. Accordingly, we conducted a quantitative impairment test of goodwill as of March 31, 2025 for the two reporting units (Research and Consulting) that have goodwill. As a result of the quantitative impairment test, we determined goodwill was impaired for our Research reporting unit and recorded a goodwill impairment charge of $83.9 million during the period ended March 31, 2025, which is not deductible for tax purposes.

We performed our annual impairment test as of November 30, 2025 utilizing a quantitative assessment to determine if the fair values of our Research and Consulting reporting units was less than their respective carrying values. We determined goodwill was impaired for our Research reporting unit and recorded an additional goodwill impairment charge of $26.8 million during the three months ended December 31, 2025, which is not deductible for tax purposes. The additional impairment charge was primarily due to the decrease in our stock price as of November 30, 2025.

We estimated the implied fair value of our reporting units using both an income approach and market approach. The income approach was based upon projected future cash flows that were discounted to present value. The key underlying assumptions included forecasted revenues, operating expenses, terminal rate, as well as an applicable discount rate for each reporting unit. The key assumptions in the market approach were the earnings multiple and market participant acquisition premium. Fair value estimates are based on a complex series of judgments about future events and rely heavily on estimates and assumptions that we deemed to be reasonable. Changes in the estimates or assumptions used in the quantitative impairment test could materially affect the determination of fair value of our reporting units and the associated goodwill impairment assessment. Potential events and circumstances that could have an adverse impact on our estimates and assumptions include, but are not limited to, lower than expected bookings growth, increases in costs, and other macroeconomic factors.

We concluded that a triggering event did not occur as of June 30, 2025, September 30, 2025, and December 31, 2025 and as such, a quantitative impairment test of goodwill was not required during these periods. We will continue to monitor relevant facts and circumstances, including future changes in our stock price. We may be required to record additional goodwill impairment charges. While we cannot predict if or when additional goodwill impairments may occur, future goodwill impairments could have material adverse effects on our results of operations and financial condition.

Restructuring

In February 2024, we implemented a reduction in our workforce of approximately 3% across various geographies and functions to better align our cost structure with the revenue outlook for the year. We recorded $0.7 million of severance and related costs for this action during the fourth quarter of 2023, and $2.8 million during the first quarter of 2024. We recorded a restructuring charge of $3.8 million during the first quarter of 2024 related to closing one floor of our offices in California. All of the severance and related costs for this plan were paid during 2024.

During the third quarter of 2024, we recorded an additional restructuring charge of $0.7 million related to the closure of our offices in California, of which $0.4 million related to an impairment of the right-of-use assets and $0.3 million related to an impairment of leasehold improvements. Also, during the third quarter of 2024, we recognized $0.2 million of expense from the write-off of foreign currency translation adjustments related to the liquidation of a small foreign operation.

In January 2025, we implemented a reduction in our workforce of approximately 6% across various geographies and functions to better align our cost structure with the revenue outlook for the year. We recorded $4.2 million of severance and related costs for this action during the fourth quarter of 2024 and $1.8 million during 2025. Essentially all of the severance and related costs for this plan were paid during 2025.

In February 2026, we implemented a reduction in our workforce of approximately 8% across various geographies and functions to better align our cost structure with our revenue outlook for 2026. Approximately $8.8 million of severance and related costs for this action were recorded during the fourth quarter of 2025. In addition, we incurred approximately $1.1 million for contract termination costs during the fourth quarter of 2025. We expect to incur an additional $3.5 million to $4.0 million of costs during 2026 related to this action. We expect a majority of the severance and related costs for this plan to be paid during 2026.

Loss From Sale of Divested Operation

Loss from sale of divested operation of $1.8 million was attributable to the sale of our FeedbackNow product line during the third quarter of 2024.

Interest Expense

Interest expense consists of interest on our borrowings. The fluctuation for interest expense was immaterial in 2025 compared to 2024.

Other Income, Net

Other income, net primarily consists of interest income, gains and losses on foreign currency, and gains and losses on foreign currency forward contracts. The fluctuation for other income, net was immaterial in 2025 compared to 2024.

Credit Loss Expense on Note Receivable

Credit loss expense on note receivable consists of an allowance for credit losses on a note receivable from the divestiture of our FeedbackNow product line during the third quarter of 2024.

Gains on Investments, Net

Gains on investments, net primarily represents our share of equity method investment gains and losses from our technology-related investment funds. Gain on investments, net decreased by $0.8 million in 2025 compared to 2024 due to a decrease in investment gains generated by the underlying funds.

Income Tax Expense (Benefit)

	2025	2024	Absolute Increase (Decrease)	Percentage Increase (Decrease)
Provision for (benefit from) income taxes (dollars in millions)	$ —	$ 8.4	$ (8.4)	(100%)
Effective tax rate	—	318%	(318) points	

The significant items impacting the effective tax rate during 2025 as compared to 2024 are primarily the goodwill impairment charges in 2025, which are not deductible for tax purposes, in addition to transactions in 2024 that increased our tax expense and effective tax rate, including the divestiture of the FeedbackNow product line, foreign withholding taxes due to the dissolution of a foreign subsidiary, and a valuation allowance recorded against non-realizable state NOL carryforwards due to the dissolution of a domestic subsidiary.

Segment Results

We operate in three segments: Research, Consulting, and Events. These segments, which are also our reportable segments, are based on our management structure and how management uses financial information to evaluate performance and determine how to allocate resources. Our products and services are delivered through each segment as described below.

The Research segment includes the revenues from all of our research products as well as consulting revenues from advisory services (such as speeches and advisory days) delivered by our research organization. Research segment costs include the cost of the organizations responsible for developing and delivering these products in addition to the cost of the product management organization that is responsible for product pricing and packaging and the launch of new products. As of January 1, 2025, we realigned our citations team costs such that these costs are now reported as a direct expense of the Research segment in the tables below. Prior period amounts have been recast to conform to the current presentation.

The Consulting segment includes the revenues and the related costs of our project consulting organization. The project consulting organization delivers a majority of our project consulting revenue. As of January 1, 2025, we realigned our content marketing partner costs such that these costs are now reported as a direct expense of the Consulting segment in the tables below. Prior period amounts have been recast to conform to the current presentation.

The Events segment includes the revenues and the costs of the organization responsible for developing and hosting our events.

We evaluate reportable segment performance and allocate resources based on segment operating income (loss). Segment expenses include the direct expenses of each segment organization and exclude selling and marketing expenses, general and administrative expenses, stock-based compensation expense, depreciation expense, adjustments to incentive bonus compensation from target amounts, amortization of intangible assets, goodwill impairment, restructuring costs, loss from sale of divested operation, interest expense, credit loss expense on note receivable, other income, and gains on investments. The accounting policies used by the segments are the same as those used in the consolidated financial statements. We do not review or evaluate assets as part of segment performance. Accordingly, we do not identify or allocate assets by reportable segment.

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2025		(In thousands, except percentages)		
Research revenues	$ 295,607	$ —	$ —	$ 295,607
Consulting revenues	21,963	66,229	—	88,192
Events revenues	—	—	13,089	13,089
Total segment revenues	317,570	66,229	13,089	396,888
Segment expenses	(103,261)	(38,409)	(18,829)	(160,499)
Segment operating income (loss)	214,309	27,820	(5,740)	236,389
Year over year revenue change	(6%)	(13%)	(29%)	(8%)
Year over year expense change	(11%)	(5%)	(2%)	(9%)

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2024		(In thousands)		
Research revenues	$ 316,739	$ —	$ —	$ 316,739
Consulting revenues	21,095	76,159	—	97,254
Events revenues	—	—	18,477	18,477
Total segment revenues	337,834	76,159	18,477	432,470
Segment expenses	(116,024)	(40,513)	(19,250)	(175,787)
Segment operating income (loss)	221,810	35,646	(773)	256,683

Research segment revenues decreased 6% during 2025 compared to 2024. Research product revenues within this segment decreased 7% primarily due to the decrease in CV, as discussed above, as well as the divestiture of the FeedbackNow product line in the third quarter of 2024, partially offset by an increase in reprint revenue. Consulting product revenues within this segment increased 4% primarily due to increased delivery of consulting services by our research analysts.

Research segment expenses decreased 11% during 2025 compared to 2024. The decrease in expenses was primarily due to (1) a $8.5 million decrease in compensation and benefit costs primarily due to a decrease in headcount and (2) a $3.6 million decrease in professional services due to a decrease in consulting fees and the effect of the divestiture of the FeedbackNow product line, partially offset by an increase in contractor costs.

Consulting segment revenues decreased 13% during 2025 compared to 2024. The decrease in revenues was due to a decrease in delivery of consulting services due to lower client bookings.

Consulting segment expenses decreased 5% during 2025 compared to 2024. The decrease in expenses was primarily due to (1) a $2.0 million decrease in compensation and benefit costs primarily due to a decrease in headcount and (2) a $1.9 million decrease in billable fees related to delivery of consulting engagements. These decreases were partially offset by a $1.7 million increase in professional services due primarily to an increase in contractor costs.

Event segment revenues decreased 29% during 2025 compared to 2024. The decrease in revenues was primarily due to a decrease in sponsorship revenues.

Event segment expenses were consistent during 2025 compared to 2024.

A detailed description and analysis of the fiscal year 2024 versus 2023 year-over-year changes can be found in Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations* in our Annual Report on Form 10-K for the year ended December 31, 2024.

Liquidity and Capital Resources

We have historically financed our operations primarily through funds generated from operations. Research revenues, which constituted 75% of our revenues during 2025, are generally renewable and are typically payable in advance. We generated cash from operating activities of $21.1 million during the year ended December 31, 2025 and used cash in operating activities of $3.9 million during the year ended December 31, 2024. The $25.0 million increase in cash from operations during 2025 was primarily due to a $27.6 million decrease in cash used for accrued expenses during 2025 resulting primarily from 1) a decrease in the payment of year end incentive compensation during 2025 as compared to the prior year period, 2) a decrease in the payment for wages accrued at the prior year end due to the timing of wage payments, and 3) the payment of a legal settlement during 2024 that did not recur in 2025.

During 2025, we used cash in investing activities of $14.1 million primarily from $12.7 million of net purchases of marketable investments and $3.0 million of purchases of property and equipment, primarily consisting of computer software, partially offset by a $1.4 million distribution received from an equity method investment. During 2024, we generated cash from investing activities of $5.0 million primarily from $6.0 million of proceeds from the sale of the FeedbackNow product line and $2.5 million of net maturities and sales of marketable investments, partially offset by $3.4 million of purchases of property and equipment, primarily consisting of computer software.

On April 11, 2025, we entered into a third amendment of our lease, and a new lease, for our principal headquarters located in Cambridge, Massachusetts. The effect of these agreements was to early terminate the original lease with respect to the first, second and third floors of the facility by the end of the second quarter of 2026, while also extending the lease term with respect to the fourth, fifth and six floors of the facility through June 30, 2039. As a result of reducing the number of floors that we will occupy, we intend to renovate floors four to six and currently expect to incur capital expenditures of approximately $28.0 million during the first half of 2026. Under the terms of the lease agreement, the landlord is providing a tenant improvement allowance of $17.2 million which is expected to be received in the first half of 2026. Future cash receipts for the tenant improvement allowance will be classified as operating cash flows in the Consolidated Statement of Cash Flows.

During 2025, we used $2.6 million of cash from financing activities primarily from $2.5 million for purchases of our common stock and $1.3 million of taxes paid related to net share settlements of restricted stock units, partially offset by $1.3 million of net proceeds from the issuance of common stock under our stock-based incentive plans. During 2024, we used $16.1 million of cash from financing activities primarily from $15.9 million for purchases of our common stock and $2.6 million of taxes paid related to net share settlements of restricted stock units, partially offset by $2.4 million of net proceeds from the issuance of common stock under our stock-based incentive plans. As of December 31, 2025, our remaining stock repurchase authorization was approximately $77.5 million.

We have a credit facility that provides us with revolving credit commitments. The amount outstanding under the credit facility was $35.0 million at December 31, 2025 and the facility was set to expire in December of 2026. On March 12, 2026, we executed a third amendment of the credit facility in order to extend its maturity period and to reduce the size of the facility in order to decrease ongoing costs of the facility. The key terms of the amendment include (a) an extension of the maturity date from December 2026 until March 2029, (b) a reduction in the facility from $150.0 million to $50.0 million, (c) a reduction in the amount that the we are permitted, subject to approval by the administrative agent, to increase commitments under the facility from $50.0 million to $15.0 million, and (d) the addition of a minimum liquidity covenant.

The credit facility contains certain customary restrictive loan covenants, including among others, financial covenants that apply a maximum leverage ratio, minimum interest coverage ratio, maximum annual capital expenditures, and with the execution of the third amendment of the credit facility, a minimum liquidity amount. The negative covenants limit, subject to various exceptions, our ability to incur additional indebtedness, create liens on assets, merge, consolidate, liquidate or dissolve any part of the company, sell assets, change fiscal year, or enter into certain transactions with affiliates and subsidiaries. We were in full compliance with the covenants as of December 31, 2025 and expect to continue to be in compliance through the next 12 months.

Additional future contractual cash obligations extending over the next 12 months and beyond primarily consist of operating lease payments. We lease office space under non-cancelable operating lease agreements (refer to Note 6 – *Leases* in the Notes to Consolidated Financial Statements for additional information). The remaining duration of non-cancelable office space leases ranges from less than 1 year to 14 years. Remaining lease payments within one year, within two to three years, within four to five years, and after five years from December 31, 2025 are $7.6 million, $14.8 million, $13.2 million, and $37.7 million, respectively.

In addition to the contractual cash commitments included above, we have other payables and liabilities that may be legally enforceable but are not considered contractual commitments. See Note 15 – *Certain Balance Sheet Accounts* in the Notes to Consolidated Financial Statements for more information on our payables and liabilities.

As of December 31, 2025, we had cash, cash equivalents, and marketable investments of $127.7 million. This balance includes $87.8 million held outside of the U.S. If the cash outside of the U.S. is needed for operations in the U.S., we would be required to accrue and pay U.S. state taxes and may be required to pay withholding taxes to foreign jurisdictions to repatriate these funds. However, our intent is to permanently reinvest these funds outside of the U.S. and our current plans do not demonstrate a need to repatriate these funds for our U.S. operations. We believe that our current cash balance and cash flows from operations will satisfy working capital, financing activities, and capital expenditure requirements for the next twelve months and to meet our known long-term cash requirements.

As of December 31, 2025, we did not have any significant unrecognized tax benefits for uncertain tax positions.

Recent Accounting Pronouncements

See Note 1 – *Summary of Significant Accounting Policies* in the Notes to Consolidated Financial Statements for a full description of recent accounting pronouncements, including the expected dates of adoption and effects on results of operations and financial condition.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements. We are exposed to market risk related to changes in foreign currency exchange rates and changes in interest rates on our variable-rate debt.

Foreign Currency Exchange. On a global level, we face exposure to movements in foreign currency exchange rates as we enter into normal business transactions that may be in currencies other than the local currency of our subsidiaries, including the Euro, British Pound, and other foreign currencies. During 2025, we entered into several foreign currency forward contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates and we may continue to enter into hedging agreements in the future. In addition, transactions and account balances between our U.S. and foreign subsidiaries expose us to currency exchange risk. This exposure may change over time as business practices evolve and could have a material adverse effect on our results of operations.

We incurred foreign currency exchange losses of $0.7 million, $0.8 million, and $0.3 million during the years ended December 31, 2025, 2024, and 2023, respectively.

Interest Rate Risk. As of December 31, 2025, we had $35.0 million in total debt principal outstanding. See Note 5 — *Debt* in the Notes to Consolidated Financial Statements for additional information regarding our outstanding debt obligations.

All of our debt outstanding as of December 31, 2025 was based on a floating base rate of interest, which exposes us to increases in interest rates. As an indication of our potential exposure to changes in interest rates, a hypothetical 25 basis point increase or decrease in interest rates on our debt could change our annual pretax interest expense for the following 12-month period by approximately $0.1 million.

The primary objective of our investment activities is to preserve principal and maintain liquidity while at the same time maximizing the income we receive from our investments without significantly increasing risk. To achieve this objective, we maintain our portfolio of cash equivalents and marketable investments in a variety of securities during the course of the year, which may include U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds. The securities, other than U.S. money market funds, are classified as available-for-sale and consequently are recorded in the Consolidated Balance Sheets at fair value with unrealized gains or losses reported as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. If interest rates rise, the market value of our investments may decline, which could result in a realized loss if we are forced to sell an investment before its scheduled maturity. We have the ability to hold our fixed income investments until maturity (without giving effect to any future acquisitions or mergers). Therefore, we would not expect our operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates on our securities portfolio. In addition, given the short maturities and investment grade quality of the portfolio holdings at December 31, 2025, a hypothetical 10% change in interest rates would not materially affect the fair value of our cash equivalents and investments.

The following table provides information about our investment portfolio, excluding our money market funds, for which all of the securities are denominated in U.S. dollars. For investment securities, the table presents principal cash flows and related weighted-average interest rates by maturity date (dollars in thousands):

| | Years Ended December 31, | | |
	2026	2027	2028
Corporate obligations	$ 8,060	$ 4,802	$ 3,860
Weighted average interest rates	4.14%	4.10%	4.16%

Item 8. *Consolidated Financial Statements and Supplementary Data*

The financial statements listed in the following Index to Financial Statements are filed as a part of this 2025 Annual Report on Form 10-K.

FORRESTER RESEARCH, INC.

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Forrester Research, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Forrester Research, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of comprehensive income (loss), of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Identification of Performance Obligations

As described in Note 1 to the consolidated financial statements, the Company generates all of its revenues from contracts with customers, which totaled $396.9 million for the year ended December 31, 2025. Performance obligations within a contract are identified based on the products and services promised to be transferred in the contract. When a contract includes more than one promised product or service, management must apply judgment to determine whether the promises represent multiple performance obligations or a single, combined performance obligation. This evaluation requires management to determine if the promises are both capable of being distinct, where the customer can benefit from the product or service on its own or together with other resources readily available, and are distinct within the context of the contract, where the transfer of products or services is separately identifiable from other promises in the contract. When both criteria are met, each promised product or service is accounted for as a separate performance obligation.

The principal considerations for our determination that performing procedures relating to revenue recognition – identification of performance obligations is a critical audit matter is a high degree of auditor effort in performing procedures and evaluating audit evidence related to management's identification of the performance obligations.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process, including controls over the identification of performance obligations. These procedures also included, among others, testing management's process for identifying performance obligations within its contracts with customers and the revenue recognition impact of contractual terms and conditions for a sample of contracts.

Interim and Annual Goodwill Impairment Assessments – Research Reporting Unit

As described in Notes 1 and 4 to the consolidated financial statements, the Company's goodwill balance was $120.4 million as of December 31, 2025, and the goodwill associated with the Research reporting unit was $112.1 million. Goodwill is tested by management for impairment at the reporting unit level annually as of November 30. Testing for impairment is also required on an interim basis if an event or circumstance indicates it is more likely than not an impairment loss has been incurred. During the first quarter of 2025, management determined a triggering event occurred, indicating goodwill may be impaired. Accordingly, management conducted a quantitative impairment test of goodwill as of March 31, 2025 for the two reporting units that have goodwill (Research and Consulting). As a result of the quantitative impairment test performed, management determined goodwill was impaired for its Research reporting unit and recorded a goodwill impairment charge of $83.9 million during the period ended March 31, 2025. Management performed the annual goodwill impairment test as of November 30, 2025 for its Research and Consulting reporting units, which resulted in an additional impairment charge of $26.8 million for its Research reporting unit. A quantitative impairment test involves comparing the fair value of a reporting unit to its carrying value. The fair value of the Research reporting unit was estimated by management using an equal weighting of an income approach and market approach. The income approach was based upon projected future cash flows that were discounted to present value. The key assumptions used in the income approach were forecasted revenues, operating expenses, terminal rate, and discount rate, and the key assumptions used in the market approach were the earnings multiple and the market participant acquisition premium.

The principal considerations for our determination that performing procedures relating to the interim and annual goodwill impairment assessments of the Research reporting unit is a critical audit matter are (i) the significant judgment by management when developing the fair value estimates of the Research reporting unit; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to forecasted revenues, operating expenses, terminal rate, and discount rate used in the income approach and the earnings multiple and market participant acquisition premium used in the market approach; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's interim and annual goodwill impairment assessments, including controls over the fair value estimates of the Research reporting unit. These procedures also included, among others (i) testing management's process for developing the fair value estimates of the

Research reporting unit; (ii) evaluating the appropriateness of the income approach and market approach used by management; (iii) testing the completeness and accuracy of underlying data used in the income approach and market approach; and (iv) evaluating the reasonableness of the significant assumptions used by management related to forecasted revenues, operating expenses, terminal rate, and discount rate used in the income approach and the earnings multiple and market participant acquisition premium used in the market approach. Evaluating management's assumptions related to forecasted revenues and operating expenses involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the Research reporting unit; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the income approach and the market approach and (ii) the reasonableness of the terminal rate and discount rate assumptions used in the income approach and the earnings multiple and market participant acquisition premium assumptions used in the market approach.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
March 13, 2026

We have served as the Company's auditor since 2010.

FORRESTER RESEARCH, INC.

CONSOLIDATED BALANCE SHEETS
(In thousands, except per share data)

		December 31, 2025		December 31, 2024
ASSETS				
Current Assets:				
Cash and cash equivalents	$	63,335	$	56,087
Marketable investments		64,321		48,582
Accounts receivable, net of allowance for expected credit losses of $360 and $434 as of December 31, 2025 and 2024, respectively		50,850		55,490
Deferred commissions		22,060		22,942
Prepaid expenses and other current assets		12,119		18,263
Total current assets		212,685		201,364
Property and equipment, net		11,217		11,699
Operating lease right-of-use assets		30,662		27,049
Goodwill		120,381		227,959
Intangible assets, net		18,730		27,475
Other assets		10,359		8,316
Total assets	$	404,034	$	503,862
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	832	$	965
Accrued expenses and other current liabilities		62,418		57,602
Current portion of long-term debt		35,000		—
Deferred revenue		141,812		145,404
Total current liabilities		240,062		203,971
Long-term debt		—		35,000
Non-current operating lease liabilities		29,512		24,809
Other non-current liabilities		7,935		10,545
Total liabilities		277,509		274,325
Commitments and contingencies (Note 16)				
Stockholders' Equity:				
Preferred stock, $0.01 par value				
Authorized - 500 shares; issued and outstanding - none		—		—
Common stock, $0.01 par value				
Authorized - 125,000 shares				
Issued - 25,535 and 25,119 shares as of December 31, 2025 and 2024, respectively				
Outstanding - 19,013 and 18,838 shares as of December 31, 2025 and 2024, respectively		255		251
Additional paid-in capital		304,404		292,217
Retained earnings		52,574		171,934
Treasury stock - 6,522 and 6,282 shares as of December 31, 2025 and 2024, respectively		(229,615)		(227,119)
Accumulated other comprehensive loss		(1,093)		(7,746)
Total stockholders' equity		126,525		229,537
Total liabilities and stockholders' equity	$	404,034	$	503,862

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Years Ended December 31,					
		2025		2024		2023
Revenues:						
Research	$	295,607	$	316,739	$	334,396
Consulting		88,192		97,254		118,228
Events		13,089		18,477		28,155
Total revenues		396,888		432,470		480,779
Operating expenses:						
Cost of services and fulfillment		170,717		182,534		204,484
Selling and marketing		149,479		159,621		167,352
General and administrative		52,664		58,818		68,497
Depreciation		6,025		7,561		8,452
Amortization of intangible assets		8,745		9,648		11,956
Goodwill impairment		110,707		—		—
Restructuring costs		11,724		11,773		13,272
Loss from sale of divested operation		—		1,775		—
Total operating expenses		510,061		431,730		474,013
Income (loss) from operations		(113,173)		740		6,766
Interest expense		(2,680)		(3,011)		(3,060)
Other income, net		3,752		4,094		2,371
Credit loss expense on note receivable		(7,310)		—		—
Gains on investments, net		2		814		208
Income (loss) before income taxes		(119,409)		2,637		6,285
Income tax expense (benefit)		(49)		8,384		3,235
Net income (loss)	$	(119,360)	$	(5,747)	$	3,050
Basic income (loss) per common share	$	(6.28)	$	(0.30)	$	0.16
Diluted income (loss) per common share	$	(6.28)	$	(0.30)	$	0.16
Basic weighted average common shares outstanding		19,017		19,094		19,183
Diluted weighted average common shares outstanding		19,017		19,094		19,258

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Years Ended December 31,		
	2025	2024	2023
Net income (loss)	$ (119,360)	$ (5,747)	$ 3,050
Other comprehensive income (loss), net of tax:			
Foreign currency translation	6,622	(3,264)	3,248
Net change in market value of investments	31	89	99
Other comprehensive income (loss)	6,653	(3,175)	3,347
Comprehensive income (loss)	$ (112,707)	$ (8,922)	$ 6,397

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands)

	Common Stock		Additional		Treasury Stock		Accumulated Other Comprehensive	Total
	Number of Shares	$0.01 Par Value	Paid-in Capital	Retained Earnings	Number of Shares	Cost	Loss	Stockholders' Equity
Balance at December 31, 2022	24,367	$ 244	$ 261,766	$ 174,631	5,305	$ (207,067)	$ (7,918)	$ 221,656
Issuance of common stock under stock plans, including tax effects	317	3	805	—	—	—	—	808
Repurchases of common stock	—	—	—	—	132	(4,082)	—	(4,082)
Stock-based compensation expense	—	—	15,486	—	—	—	—	15,486
Net income	—	—	—	3,050	—	—	—	3,050
Net change in marketable investments, net of tax	—	—	—	—	—	—	99	99
Foreign currency translation	—	—	—	—	—	—	3,248	3,248
Balance at December 31, 2023	24,684	247	278,057	177,681	5,437	(211,149)	(4,571)	240,265
Issuance of common stock under stock plans, including tax effects	435	4	(183)	—	—	—	—	(179)
Repurchases of common stock	—	—	—	—	845	(15,970)	—	(15,970)
Stock-based compensation expense	—	—	14,343	—	—	—	—	14,343
Net loss	—	—	—	(5,747)	—	—	—	(5,747)
Net change in marketable investments, net of tax	—	—	—	—	—	—	89	89
Foreign currency translation	—	—	—	—	—	—	(3,264)	(3,264)
Balance at December 31, 2024	25,119	251	292,217	171,934	6,282	(227,119)	(7,746)	229,537
Issuance of common stock under stock plans, including tax effects	416	4	(33)	—	—	—	—	(29)
Repurchases of common stock	—	—	—	—	240	(2,496)	—	(2,496)
Stock-based compensation expense	—	—	12,220	—	—	—	—	12,220
Net loss	—	—	—	(119,360)	—	—	—	(119,360)
Net change in marketable investments, net of tax	—	—	—	—	—	—	31	31
Foreign currency translation	—	—	—	—	—	—	6,622	6,622
Balance at December 31, 2025	25,535	$ 255	$ 304,404	$ 52,574	6,522	$ (229,615)	$ (1,093)	$ 126,525

The accompanying notes are an integral part of these consolidated financial statements.

FORRESTER RESEARCH, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

		Years Ended December 31,				
		2025		2024		2023
Cash flows from operating activities:						
Net income (loss)	$	(119,360)	$	(5,747)	$	3,050
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:						
Depreciation		6,025		7,561		8,452
Impairment of property and equipment		67		967		726
Amortization of intangible assets		8,745		9,648		11,956
Deferred income taxes		(3,929)		(58)		(5,461)
Stock-based compensation		12,256		14,343		15,486
Credit losses on note receivable		7,310		—		—
Goodwill impairment		110,707		—		—
Operating lease right-of-use assets amortization and impairments		6,680		12,974		11,658
Loss from sale of divested operation		—		1,775		—
Other, net		904		174		192
Changes in assets and liabilities						
Accounts receivable		4,847		(9)		14,715
Deferred commissions		882		63		1,352
Prepaid expenses and other current assets		(3,391)		(197)		6,020
Accounts payable		(144)		(814)		1,428
Accrued expenses and other liabilities		6,694		(20,866)		(10,644)
Deferred revenue		(6,250)		(9,105)		(23,279)
Operating lease liabilities		(10,962)		(14,570)		(13,978)
Net cash provided by (used in) operating activities		21,081		(3,861)		21,673
Cash flows from investing activities:						
Purchases of property and equipment		(2,987)		(3,400)		(5,495)
Purchases of marketable investments		(33,454)		(59,365)		(61,068)
Proceeds from maturities of marketable investments		15,175		51,735		28,338
Proceeds from sales of marketable investments		5,557		10,111		1,453
Proceeds from sale of divested operation		—		6,000		—
Other investing activity		1,642		(62)		13
Net cash provided by (used in) investing activities		(14,067)		5,019		(36,759)
Cash flows from financing activities:						
Payments on borrowings		—		—		(15,000)
Payment of debt issuance costs		—		—		(25)
Repurchases of common stock		(2,540)		(15,920)		(4,082)
Proceeds from issuance of common stock under employee equity incentive plans		1,265		2,426		3,489
Taxes paid for net share settlements of stock-based compensation awards		(1,294)		(2,605)		(2,681)
Net cash used in financing activities		(2,569)		(16,099)		(18,299)
Effect of exchange rate changes on cash, cash equivalents and restricted cash		2,957		(1,914)		2,773
Net increase (decrease) in cash, cash equivalents and restricted cash		7,402		(16,855)		(30,612)
Cash, cash equivalents and restricted cash, beginning of year		58,187		75,042		105,654
Cash, cash equivalents and restricted cash, end of year	$	65,589	$	58,187	$	75,042
Supplemental disclosure of cash flow information:						
Cash paid for interest	$	2,235	$	2,562	$	2,596
Cash paid for income taxes	$	7,234	$	9,277	$	10,643
Non-cash transactions:						
Additions to property, plant and equipment included in accounts payable and accrued expenses	$	2,582	$	—	$	—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation

Forrester Research, Inc. is a global independent research and advisory firm. The Company empowers leaders in technology, customer experience, digital, marketing, sales, and product functions to accelerate growth through customer obsession. Forrester's unique proprietary research and continuance guidance model helps executives and their teams achieve their initiatives and outcomes faster and with confidence.

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC") for reporting on Form 10-K. The Company's fiscal year is the twelve months from January 1 through December 31 and all references to 2025, 2024, and 2023 refer to the fiscal year unless otherwise noted.

Principles of Consolidations

The accompanying consolidated financial statements include the accounts of Forrester and its wholly-owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Forrester considers the more significant of these estimates to be revenue recognition, credit losses on note receivable, and ongoing impairment reviews of goodwill. On an ongoing basis, management evaluates its estimates. Actual results could differ from these estimates.

Adoption of New Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740) - Improvements to Income Tax Disclosures*. The new standard enhances income tax disclosure requirements by requiring specified categories and greater disaggregation within the rate reconciliation table, disclosure of income taxes paid by jurisdiction, and providing clarification on uncertain tax positions and related financial statement impacts. The new standard became effective for the Company on January 1, 2025. The adoption of the standard on a prospective basis resulted in additional disclosures in the Company's income tax footnote.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU No. 2024-03, *Disaggregation of Income Statement Expenses*. The new standard requires disclosures about specific types of expenses included in the expense captions presented on the face of the income statement as well as disclosures about selling expenses. The new standard will be effective for the Company on January 1, 2027, with early adoption permitted. The Company anticipates adopting this standard on January 1, 2027, which will result in additional disclosures of expenses in the footnotes to its financial statements.

Recent accounting standards not included above are not expected to have a material impact on our consolidated financial position and results of operations.

Fair Value Measurements

The carrying amounts reflected in the Consolidated Balance Sheets for cash, certain cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short-term maturities. The Company's financial instruments also include its outstanding variable-rate borrowings (refer to Note 5 – *Debt*). The Company believes that the carrying amount of its variable-rate borrowings reasonably approximate their fair values because the rates of interest on those borrowings reflect current market rates of interest.

Additionally, the Company has certain financial assets recorded at fair value at each balance sheet date, including cash equivalents and marketable investments, in accordance with the accounting standards for fair value measurements. Refer to Note 8 – *Fair Value Measurements* for the Company's fair value disclosures.

Cash, Cash Equivalents, and Marketable Investments

Forrester considers all short-term, highly liquid investments with original maturities at the time of purchase of three months or less to be cash equivalents, inclusive of the Company's U.S. based money market funds.

The Company's portfolio of investments may at any time include securities of U.S. government agencies, municipal notes and bonds, corporate notes and bonds, commercial paper, and money market funds based outside of the U.S. Marketable investments are classified as current assets as they are available for use in current operations. Forrester accounts for all marketable investments as available-for-sale securities and as such, the marketable investments are carried at fair value with unrealized gains and losses (not related to credit losses) recorded in accumulated other comprehensive loss in the Consolidated Balance Sheets. Realized gains and losses on securities are included in earnings and are determined using the specific identification method. The Company conducts periodic reviews to identify and evaluate each investment that has an unrealized loss, in accordance with the meaning of other-than-temporary impairment and its application to certain investments, as required under the accounting standards. Unrealized losses on available-for-sale securities that are determined to be temporary, and not related to credit loss, are recorded, net of tax, in accumulated other comprehensive loss. During the years ended December 31, 2025, 2024, and 2023, the Company did not record any other-than-temporary impairment losses on its available-for-sale securities.

The Company did not realize any gains or losses from the Company's available-for-sale securities during the years ended December 31, 2025, 2024, and 2023.

Presentation of Restricted Cash

The following table summarizes the end-of-period cash and cash equivalents from the Company's Consolidated Balance Sheets and the total cash, cash equivalents and restricted cash as presented in the accompanying Consolidated Statements of Cash Flows (in thousands).

	As of December 31,	
	2025	2024
Cash and cash equivalents shown in balance sheets	$ 63,335	$ 56,087
Restricted cash classified in other assets (1):	2,254	2,100
Cash, cash equivalents and restricted cash shown in statement of cash flows	$ 65,589	$ 58,187

(1) Restricted cash consists of collateral required for leased office space. The short-term or long-term classification regarding the collateral for the leased office space is determined in accordance with the expiration of the underlying leases.

Concentrations of Credit Risk

Financial instruments that potentially subject Forrester to concentrations of credit risk are principally cash, cash equivalents, marketable investments, accounts receivable, and foreign currency forward exchange contracts. The Company limits its risk exposure by having its cash, cash equivalents, and foreign currency forward exchange contracts with large commercial banks and by diversifying counterparties. No single customer accounted for greater than 3% of revenues or 2% of accounts receivable in any of the periods presented.

Forrester does not have any off-balance sheet arrangements.

Allowance for Credit Losses on Note Receivable

As part of the proceeds from the sale of a non-core product line in August 2024, we received a note receivable with an original face value of $9.0 million. We measure the note receivable on an amortized cost basis and record an estimate of any expected credit losses on the note receivable as an allowance for credit losses each reporting period. The allowance represents our best estimate of credit losses over the contractual life of the note and is calculated using the loss given default method. This method involves estimating the likelihood that the borrower will default on its obligations and the expected losses from such default. Our estimates under the loss given default method reflect the borrower's liquidity position and our judgments about their risk of default and expected financial performance as of the balance sheet date.

The allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the note receivable's amortized cost basis and is included in credit loss expense on note receivable in the Consolidated Statements of

Operations. The Company will update its assessment of expected credit loss each quarter and if the borrower's financial condition worsens in the future, the Company could be required to record an additional allowance for credit loss. If any amount of the note is determined by the Company to be uncollectible due to the borrower's failure to meet repayment terms or due to the borrower's deteriorating financial condition, the write-off amount, reduced by any previously recorded allowances, would also be recorded as a credit loss expense on note receivable. Alternatively, if the borrower's financial condition improves, the Company could be required to reverse all or a portion of the previously recorded allowance for credit loss.

Goodwill

Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair values of the tangible and identifiable intangible net assets acquired. Goodwill is not amortized; however, it is required to be tested for impairment annually, which requires assessment of the potential impairment at the reporting unit level. Reporting units are determined based on the components of the Company's operating segments that constitute a business for which financial information is available and for which operating results are regularly reviewed by segment management. Testing for impairment is also required on an interim basis if an event or circumstance indicates it is more likely than not an impairment loss has been incurred. When performing an impairment assessment, the Company either uses a qualitative assessment, to determine if it is more likely than not that the estimated fair value of any reporting unit is less than its carrying amount, or a quantitative analysis, to determine and compare the fair value of each reporting unit to its carrying value, or a combination of both. An impairment of goodwill is recognized to the extent that the carrying amount of a reporting unit exceeds its estimated fair value. Absent an event that indicates a specific impairment may exist, the Company has selected November 30th as the date for performing the annual goodwill impairment test. A goodwill impairment charge of $110.7 million was recorded for the year ended December 31, 2025. Goodwill impairment charges were not required for the years ended December 31, 2024 and 2023.

Impairment of Other Long-Lived Tangible and Intangible Assets

Other long-lived assets primarily consist of property and equipment, operating lease right-of-use assets, and intangible assets. The Company periodically evaluates the recoverability of other long-lived assets whenever events and changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. When indicators of impairment are present, the carrying values of the asset group are evaluated in relation to the future undiscounted cash flows of the underlying business. The net book value of the underlying asset is adjusted to fair value if the sum of the expected discounted cash flows is less than book value. Fair values are based on estimates of market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. The Company recorded $0.1 million, $4.6 million, and $2.6 million of long-lived asset impairment charges during 2025, 2024 and 2023, respectively (refer to Note 6 – *Leases*).

Non-Current Liabilities

The Company records deferred tax liabilities and other liabilities that are expected to be settled over a period that exceeds one year as non-current liabilities.

Foreign Currency

The functional currency of Forrester's wholly-owned subsidiaries is their respective local currency. These subsidiary financial statements are translated to U.S. dollars using period-end exchange rates for assets and liabilities and average exchange rates during the corresponding period for revenues and expenses, with translation gains and losses recorded as a component of accumulated other comprehensive loss in the Consolidated Balance Sheets. Gains and losses related to the remeasurement of monetary assets and liabilities denominated in a currency other than an entity's functional currency are included in other income, net in the Consolidated Statements of Operations. Forrester recorded $0.7 million, $0.8 million, and $0.3 million of foreign exchange losses during 2025, 2024, and 2023, respectively.

Revenue

The Company generates all of its revenues from contracts with customers, which totaled $396.9 million for the year ended December 31, 2025.

The Company recognizes revenue when a customer obtains control of promised products or services, in an amount that reflects the consideration expected to be received in exchange for those products or services. The Company follows the five-step model prescribed under Topic 606: (i) identify the contract(s) with a customer; (ii) identify the performance obligation(s) in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligation(s) in the contract; and (v) recognize revenue when (or as) the Company satisfies each performance obligation. Revenues are presented net of any sales or value added taxes collected from customers and remitted to the government.

The Company accounts for a contract when it has approval and commitment from both parties, the fees, payment terms and rights of the parties regarding the products or services to be transferred are identified, the contract has commercial substance, and it is probable that substantially all of the consideration for the products and services expected to be transferred is collectible. The Company applies judgment in determining the customer's ability and intention to pay for services expected to be transferred, which is based on factors including the customer's payment history, management's ability to mitigate exposure to credit risk (for example, requiring payment in advance of the transfer of products or services, or the ability to stop transferring promised products or services in the event a customer fails to pay consideration when due), and experience selling to similarly situated customers. Since the transaction price is fixed and defined as part of entering into a contract, and generally does not change, variable consideration is insignificant.

Performance obligations within a contract are identified based on the products and services promised to be transferred in the contract. When a contract includes more than one promised product or service, the Company must apply judgment to determine whether the promises represent multiple performance obligations or a single, combined performance obligation. This evaluation requires the Company to determine if the promises are both capable of being distinct, where the customer can benefit from the product or service on its own or together with other resources readily available, and are distinct within the context of the contract, where the transfer of products or services is separately identifiable from other promises in the contract. When both criteria are met, each promised product or service is accounted for as a separate performance obligation. In cases where the promises are distinct, the Company is further required to evaluate if the promises are a series of products and services that are substantially the same and have the same pattern of transfer to the customer (referred to as the "series" guidance). When the Company determines that promises meet the series guidance, they are accounted for as a single, combined performance obligation.

Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation on a relative basis according to their standalone selling prices. The Company determines standalone selling price based on the price at which the performance obligation is sold separately. If the Company does not have a history of selling a performance obligation, management applies judgment to estimate the standalone selling price, taking into consideration available information, including market conditions, factors considered to set list prices, pricing of similar products, and internal pricing objectives. The corresponding allocated revenues are recognized when (or as) the performance obligations are satisfied.

Research revenues

The majority of research revenues are subscriptions to our research, including access to a designated portion of our research and, depending on the type of license, unlimited analyst inquiry or guidance sessions, an executive coach or advisor, peer offerings, and unlimited participation in Forrester webinars, all of which are delivered throughout the contract period. The Company has concluded that these promises represent a stand ready obligation to provide a daily information service, in which the services are the same each day, every day is distinct, and the customer simultaneously receives and consumes the benefits as the Company transfers control throughout the contract period. Accordingly, these subscriptions meet the requirements of the series guidance and are each accounted for as a single performance obligation. The Company recognizes revenue ratably over the contract term, using an output measure of time elapsed. Certain of the research products include advisory services and/or an event ticket, which are accounted for as a separate performance obligation and are recognized at the point in time the service is completed, the final deliverable is transferred to the customer, or the event occurs. Research revenues also include subscriptions to, and individual licenses of electronic reprints, which are written research documents prepared by Forrester's analysts and hosted via our on-line platform. Individual licenses of reprints include a promise to deliver a customer-selected research document and certain usage data provided through the on-line platform, which represents two performance obligations. The Company satisfies the performance obligation for the research document by providing access to the electronic reprint and accordingly recognizes revenue at that point in time. The Company satisfies the performance obligation for the data portion of the reprint on a daily basis and accordingly recognizes revenue over time. For reprint subscriptions, which allow the customer to utilize different reprints throughout the subscription period, the Company recognizes revenue ratably over the contract term.

Consulting revenues

Consulting revenues consist of consulting projects and advisory services. Consulting project revenues consist of the delivery of focused insights and recommendations to assist clients in developing and executing their technology and business strategies. Projects are fixed-fee arrangements that are generally completed over two weeks to three months. The Company has concluded that each project represents a single performance obligation as each is a single promise to deliver a customized engagement and deliverable. For the majority of these services, either practically or contractually, the work performed and delivered to the customer has no alternative use to the Company. Additionally, Forrester maintains an enforceable right to payment at all times throughout the contract. The Company utilizes an input method and recognizes revenue over time, based on hours expended relative to the total estimated hours required to satisfy the performance obligation. The input method closely aligns with how control of interim deliverables is transferred to the customer throughout the engagement and is also the method used internally to price the project and assess operational performance. If the Company were to enter into an agreement where it does not have an enforceable right to payment at all times, revenue would be recognized at the point in time the project is completed. Certain of our content marketing consulting projects contain a second performance obligation for access to interactive tools over a specified license period, typically 12 or 24 months. The Company recognizes revenue for this performance obligation ratably over the license period.

Advisory services revenues are short-term presentations or knowledge sharing sessions (which can range from one hour to two days), such as speeches and advisory days. Each is a promise for a Forrester analyst to deliver a deeper understanding of Forrester's published research and represents a single performance obligation. Revenue is recognized at the point in time the service is completed, which is when the customer has received the benefit(s) of the service.

Events revenues

Events revenues consist of either ticket or sponsorship sales for Forrester-hosted events. Each is a single promise that either allows entry to, or grants the right to promote a product or service at, a specific event. The Company concluded that each of these represents a single performance obligation. The Company recognizes revenue at the completion of the event, which is the point in time when the customer has received the benefit(s) from attending or sponsoring the event.

Prepaid performance obligations

Prepaid performance obligations (including event tickets, reprints, consulting projects, and advisory services) on non-cancelable contracts, for which the Company estimates will expire unused, are recognized in proportion to the pattern of related rights exercised by the customer. This assessment requires judgment, including estimating the percentage of prepaid rights that will go unexercised and anticipating the impact that future changes to products, pricing, and customer engagement will have on actual expirations. The Company updates estimates used to recognize unexercised rights on a quarterly basis.

Contract modifications

Consulting contracts are occasionally modified to update the scope of the services purchased. Since a consulting project is a single performance obligation that is only partially satisfied at the modification date, the updated project requirements are typically not distinct and the modification is accounted for as part of the existing contract. The effect of the modification on the transaction price and the Company's measure of progress for the performance obligation to which it relates is recognized as an adjustment to revenue (either an increase or decrease) on a cumulative catch-up basis. For the year ended December 31, 2025, the Company recorded an immaterial amount of cumulative catch-up adjustments.

Refer to Note 14 – *Operating Segment and Enterprise Wide Reporting* for a summary of disaggregated revenue by geographic region.

Contract Assets and Liabilities

Accounts receivable

Accounts receivable includes amounts billed and currently due from customers. Since the only condition for payment of the Company's invoices is the passage of time, the Company records a receivable on the date the invoice is issued. Also included in accounts receivable are unbilled amounts resulting from revenue exceeding the amount billed to the customer, where the right to payment is unconditional. If the right to payment for services performed was conditional on something other than the passage of time, the unbilled amount would be recorded as a separate contract asset. There were no contract assets as of December 31, 2025 or 2024.

The majority of the Company's contracts are non-cancelable. However, for contracts that are cancelable by the customer, the Company does not record a receivable when it issues an invoice. The Company records accounts receivable on these contracts only up to the amount of revenue earned but not yet collected.

In addition, since the majority of the Company's contracts are invoiced for annual periods, and payment is expected within one year from the transfer of products and services, the Company does not adjust its receivables or transaction price for the effects of a significant financing component.

Deferred revenue

The Company refers to contract liabilities as deferred revenue in the Consolidated Balance Sheets. Payment terms in the Company's customer contracts vary, but generally require payment in advance of fully satisfying the performance obligation(s).

Deferred revenue consists of billings in excess of revenue recognized. Similar to accounts receivable, the Company does not record deferred revenue for unpaid invoices issued on a cancelable contract.

During the years ended December 31, 2025 and 2024, the Company recognized approximately $133.3 million and $141.8 million of revenue, respectively, related to its deferred revenue balance at January 1 of each such period.

Approximately $329.2 million of revenue is expected to be recognized during the next 36 months from remaining performance obligations as of December 31, 2025.

Cost to Obtain Contracts

The Company capitalizes commissions paid to sales representatives and related fringe benefits costs that are incremental to obtaining customer contracts. These costs are included in deferred commissions in the Consolidated Balance Sheets. The Company elected the practical expedient to account for these costs at a portfolio level as the Company's contracts are similar in nature and the amortization model used closely matches the amortization expense that would be recognized on a contract-by-contract basis. Costs to obtain a contract are amortized to earnings over the initial contract term, which is the same period the related revenue is recognized.

Amortization of the expense related to deferred commissions was $35.3 million, $37.2 million, and $39.8 million for the years ended December 31, 2025, 2024, and 2023, respectively, and is recorded in selling and marketing expenses in the Consolidated Statements of Operations. The Company evaluates the recoverability of deferred commissions at each balance sheet date and there were no impairments recorded during 2025, 2024, or 2023.

Leases

The Company determines whether an arrangement is a lease at inception of the arrangement. The Company accounts for a lease when it has the right to control the leased asset for a period of time while obtaining substantially all of the asset's economic benefits. All of the Company's leases are operating leases, the majority of which are for office space. Operating lease right-of-use ("ROU") assets and non-current operating lease liabilities are included as individual line items in the Consolidated Balance Sheets, while short-term operating lease liabilities are recorded within accrued expenses and other current liabilities.

Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The discount rate used to determine the present value of the lease payments is the Company's incremental borrowing rate based on the information available at lease inception, as generally an implicit rate in the lease is not readily determinable. An operating lease ROU asset includes all lease payments, lease incentives and initial direct costs incurred. Some of the Company's leases include options to extend or terminate the lease. When determining the lease term, these options are included in the measurement and recognition of the Company's ROU assets and lease liabilities when it is reasonably certain that the Company will exercise the option(s). The Company considers various economic factors when making this determination, including, but not limited to, the significance of leasehold improvements incurred in the office space, the difficulty in replacing the asset, underlying contractual obligations, and specific characteristics unique to a particular lease.

Subsequent to entering into a lease arrangement, the Company reassesses the certainty of exercising options to extend or terminate a lease. When it becomes reasonably certain that the Company will exercise an option that was not included in the lease term, the Company accounts for the change in circumstances as a lease modification, which results in the remeasurement of the ROU asset and lease liability as of the modification date.

Lease expense for operating leases is recognized on a straight-line basis over the lease term based on the total lease payments (which include initial direct costs and lease incentives). The expense is included in operating expenses in the Consolidated Statements of Operations.

The Company's lease agreements generally contain lease and non-lease components. Non-lease components are fixed charges stated in an agreement and primarily include payments for parking at the leased office facilities. The Company accounts for the lease and fixed payments for non-lease components as a single lease component under Topic 842, which increases the amount of the ROU assets and lease liabilities. Most of the Company's lease agreements also contain variable payments, primarily maintenance-related costs, which are expensed as incurred and not included in the measurement of the ROU assets and lease liabilities.

Leases with an initial term of twelve months or less are not recorded in the Consolidated Balance Sheets and are not material.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2025, 2024, and 2023 was $0.9 million, $0.9 million, and $1.7 million, respectively. These expenses consisted primarily of online marketing and are included in selling and marketing expense in the Consolidated Statements of Operations.

Stock-Based Compensation

The Company recognizes the fair value of stock-based compensation expense over the requisite service period of the individual grantee, which generally equals the vesting period. Forfeitures are recognized as they occur and all income tax effects related to settlements of share-based payment awards are reported in earnings as an increase or decrease to income tax expense (benefit). All income tax-related cash flows resulting from share-based payments are reported as operating activities in the Consolidated Statements of Cash Flows and cash paid by directly withholding shares for tax withholding purposes is classified as a financing activity.

Stock-based compensation expense was recorded in the following expense categories (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Cost of services and fulfillment	$ 8,376	$ 8,700	$ 9,068
Selling and marketing	866	2,164	2,943
General and administrative	3,014	3,479	3,475
Total	$ 12,256	$ 14,343	$ 15,486

Liability-Classified Awards

During 2025, the Company granted stock awards that are being accounted for as liability awards, such that the fair value of the awards are determined on a quarterly basis beginning at the grant date until final vesting. Changes in the fair value of liability-classified awards are recorded in accrued expenses and other current liabilities. During the year ended December 31, 2025, the Company recorded $36 thousand of stock-based compensation expense related to these awards.

The options granted under the equity incentive plan and shares subject to the employee stock purchase plan were valued utilizing the Black-Scholes model using the following assumptions and had the following fair values (no options were granted in 2024):

| | 2025 | | 2024 | 2023 | |
	Equity Incentive Plans	Employee Stock Purchase Plan	Employee Stock Purchase Plan	Equity Incentive Plans	Employee Stock Purchase Plan
Average risk-free interest rate	3.91%	3.84%	4.55%	4.27%	5.51%
Expected dividend yield	0.0%	0.0%	0.0%	0.0%	0.0%
Expected life	4.50 Years	0.5 Years	0.5 Years	4.75 Years	0.5 Years
Expected volatility	36%	52%	38%	43%	35%
Weighted average fair value	$ 3.38	$ 2.90	$ 4.86	$ 14.24	$ 7.90

Expected volatility is based on the historical volatility of Forrester's common stock as well as management's expectations of future volatility over the expected term of the awards granted. The risk-free interest rate is based on the U.S. Treasury Constant Maturity rate with an equivalent remaining term. The expected term calculation is based upon the option period of the employee stock purchase plan, and for options, it is based upon Forrester's historical experience of exercise patterns.

The unamortized fair value of stock-based awards as of December 31, 2025 was $21.8 million with a weighted average remaining recognition period of 2.7 years.

Depreciation and Amortization

Forrester provides for depreciation and amortization of property and equipment, computed using the straight-line method, over their estimated useful lives of its assets as follows:

	Estimated Useful Life
Computers and equipment	3 to 10 Years
Computer software	3 to 5 Years
Furniture and fixtures	7 Years
Leasehold improvements	Shorter of asset life or lease term

Forrester provides for amortization of intangible assets, computed using an accelerated method according to the expected cash flows to be received from the underlying assets, over their estimated useful lives as follows:

	Estimated Useful Life
Customer relationships	5 to 9 Years
Technology	1 to 8 Years
Trademarks	6 to 8 Years

Income Taxes

Forrester recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statements and tax basis of assets and liabilities as well as operating loss carryforwards.

Forrester's provision for income taxes is composed of a current and a deferred provision for federal, state, and foreign jurisdictions. The current provision is calculated as the estimated taxes payable or refundable on tax returns for the current year. The deferred provision is calculated as the net change during the year in deferred tax assets and liabilities. Valuation allowances are provided if, based on the weight of available evidence, it is more likely than not that some or all of the deferred tax asset will not be realized.

Forrester accounts for uncertain tax positions using a "more-likely-than-not" threshold for recognizing and resolving uncertain tax positions. The evaluation of uncertain tax positions is based on factors including, but not limited to, changes in tax law, the measurement of tax positions taken or expected to be taken in tax returns, the effective settlement of matters subject to audit, new audit activity, and changes in facts or circumstances related to a tax position. The Company evaluates these tax positions on a quarterly basis. The Company also accrues for potential interest and penalties related to unrecognized tax benefits in income tax expense (benefit).

Net Income (Loss) Per Common Share

Basic net income (loss) per common share is computed by dividing net income (loss) by the basic weighted average number of common shares outstanding during the period. Diluted net income (loss) per common share is computed by dividing net income (loss) by the diluted weighted average number of common shares and common equivalent shares outstanding during the period. The weighted average number of common equivalent shares outstanding has been determined in accordance with the treasury-stock method. Common stock equivalents consist of common stock issuable upon the exercise of outstanding stock options and the vesting of restricted stock units.

Basic and diluted weighted average common shares are as follows (in thousands):

	Years Ended December 31,		
	2025	2024	2023
Basic weighted average common shares outstanding	19,017	19,094	19,183
Weighted average common equivalent shares	—	—	75
Diluted weighted average common shares outstanding	19,017	19,094	19,258
Options and restricted stock units excluded from diluted weighted average share calculation as effect would have been anti-dilutive	1,806	1,307	730

Note 2 - Divestiture

In August 2024, the Company completed the sale of a non-core product line, FeedbackNow, for approximately $17.6 million. The Company received $6.0 million in cash from the sale, along with a note receivable of $9.0 million, and a non-marketable equity investment in the acquirer valued at $2.6 million, which is accounted for under the cost method. The Company recorded a pre-tax loss of $1.8 million on the sale of FeedbackNow, which is included in loss from sale of divested operation in the Consolidated Statements of Operations for the year ended December 31, 2024. The FeedbackNow product line was included in the Company's Research segment. The principal components of the assets divested included goodwill, property and equipment, and accounts receivable, with carrying amounts of $14.8 million, $2.2 million, and $2.4 million, respectively, while the liabilities transferred with the sale primarily consisted of deferred revenue with a carrying amount of $1.8 million.

The repayment terms of the note were modified during the first quarter of 2025 resulting in $1.5 million plus all accrued interest being due in December 2025, and the remainder due in the second quarter of 2026. In conjunction with the modification of the repayment terms of the note, the Company updated its analysis of the current expected credit loss for the note. As a result, during the three months ended March 31, 2025, the Company recorded a $0.9 million allowance for credit losses.

As a result of a change in the borrower's expected ability to make the scheduled payments on the note, during the three months ended September 30, 2025, the Company's assessment of default risk on the note increased. Accordingly, the Company updated its analysis of the current expected credit loss for the note. As a result, the Company recorded an additional $6.4 million allowance for credit losses during the three months ended September 30, 2025. As of December 31, 2025, the balance of the note receivable, inclusive of capitalized interest at the stated rate of 8%, is $9.9 million. The carrying value of note, net of the cumulative allowance for credit losses, is $2.6 million and is recorded within other assets in the Consolidated Balance Sheets. During the year ended December 31, 2024, no material allowance or write-off amounts were recorded.

In addition, given that collection of interest on the loan is less than probable, interest income recognition was suspended during the three months ended September 30, 2025. As such, interest income will only be recognized to the extent that cash is received. In the future, the accrual of interest income will be restored only when the borrower is contractually current or the collection of future payments is reasonably assured. As of December 31, 2025, the note receivable remains in nonaccrual status. The amount of interest income recognized during the year ended December 31, 2025 was $0.5 million.

Note 3 – Marketable Investments

The following table summarizes the Company's marketable investments (in thousands):

	As of December 31, 2025			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate obligations	$ 16,641	$ 81	$ —	$ 16,722
Money market funds	47,599	—	—	47,599
Total	$ 64,240	$ 81	$ —	$ 64,321

	As of December 31, 2024			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Corporate obligations	$ 12,140	$ 46	$ (6)	$ 12,180
Money market funds	36,402	—	—	36,402
Total	$ 48,542	$ 46	$ (6)	$ 48,582

Realized gains and losses on investments are included in earnings and are determined using the specific identification method. Sales of marketable investments during 2025 and 2024 primarily represent redemptions from non-U.S. based money market funds, and there were no realized gains or losses on marketable investments during the years ended December 31, 2025, 2024, and 2023.

The following table summarizes the maturity periods of the marketable investments in the Company's portfolio as of December 31, 2025 (in thousands):

	2026	2027	2028	Total
Corporate obligations	$ 8,060	$ 4,802	$ 3,860	$ 16,722
Money market funds	47,599	—	—	47,599
Total	$ 55,659	$ 4,802	$ 3,860	$ 64,321

The following table shows the gross unrealized losses and market value of the Company's available-for-sale securities with unrealized losses that are not deemed to be other-than-temporary, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position (in thousands):

	As of December 31, 2024			
	Less Than 12 Months		12 Months or Greater	
	Market Value	Unrealized Losses	Market Value	Unrealized Losses
Corporate obligations	$ 803	$ 4	$ 997	$ 2
Total	$ 803	$ 4	$ 997	$ 2

Note 4 – Goodwill and Other Intangible Assets

A summary of goodwill by segment and the changes in the carrying amount of goodwill is shown in the following table (in thousands):

	Research Segment		Consulting Segment		Total	
Balance at December 31, 2023	$	236,058	$	8,199	$	244,257
Disposition (1)		(14,795)		—		(14,795)
Foreign currency translation adjustments		(1,449)		(54)		(1,503)
Balance at December 31, 2024		219,814		8,145		227,959
Impairment		(110,707)		—		(110,707)
Foreign currency translation adjustments		2,973		156		3,129
Balance at December 31, 2025	$	112,080	$	8,301	$	120,381

(1) See Note 2 - *Divestiture* for additional information. The amount of goodwill allocated to the divestiture was determined using a relative fair value approach.

As a result of the substantial and sustained decline in the Company's stock price and its overall market capitalization from mid-February 2025 through March 31, 2025, along with other qualitative considerations, including the continued impact from the conditions in the macroeconomic environment, uncertainty created by changes in the United States' trade policies, and the larger than expected decline in contract bookings during the first quarter of 2025, it was determined that a triggering event occurred, indicating goodwill may be impaired. Accordingly, the Company conducted a quantitative impairment test of its goodwill as of March 31, 2025 for its two reporting units (Research and Consulting) that have goodwill. As a result of the quantitative impairment test performed, the Company determined goodwill was impaired for its Research reporting unit and recorded a goodwill impairment charge of $83.9 million during the period ended March 31, 2025.

The Company performed its annual impairment test as of November 30, 2025 utilizing a quantitative assessment to determine if the fair values of its Research and Consulting reporting units was less than their respective carrying values. The Company determined goodwill was impaired for its Research reporting unit and recorded an additional goodwill impairment charge of $26.8 million during the three months ended December 31, 2025. The additional impairment charge recorded in the fourth quarter of 2025 was primarily due to the decrease in the Company's stock price as of November 30, 2025.

The Company estimated the implied fair value of its reporting units using both an income approach and market approach. The income approach was based upon projected future cash flows that were discounted to present value. The key underlying assumptions included forecasted revenues, operating expenses, terminal rate, as well as an applicable discount rate for each reporting unit. The key assumptions in the market approach were the earnings multiple and market participant acquisition premium. Fair value estimates are based on a complex series of judgments about future events and rely heavily on estimates and assumptions that have been deemed reasonable by the Company. Changes in the estimates or assumptions used in the quantitative impairment test could materially affect the determination of fair value of the Company's reporting units and the associated goodwill impairment assessment. Potential events and circumstances that could have an adverse impact on the Company's estimates and assumptions include, but are not limited to, lower than expected bookings growth, increases in costs, and other macroeconomic factors.

Management concluded that a triggering event did not occur as of June 30, 2025, September 30, 2025, and December 31, 2025 and as such, a quantitative impairment test of goodwill was not required during these periods. While management cannot predict if or when additional goodwill impairments may occur, future goodwill impairments could have material adverse effects on the Company's results of operations and financial condition.

As of December 31, 2025, the Company had $110.7 million of accumulated goodwill impairment losses, and the Consulting reporting unit had a negative carrying value as of November 30, 2025, the date of the last quantitative test.

The Company reviews long-lived assets, including property and equipment, operating lease right-of-use assets, and finite-lived intangible assets, for impairment when an event occurs that may indicate potential impairment. In connection with the identified triggering events as of March 31, 2025 and November 30, 2025, the Company performed, prior to the goodwill impairment test, a quantitative assessment of its long-lived assets by comparing undiscounted future cash flows to the net carrying value of the underlying assets and concluded that its long-lived assets were not impaired. However, if future events occur or if business conditions deteriorate, the Company may be required to record an impairment loss, and or accelerate the amortization of finite-lived intangible assets in the future, which could be material to its results of operations and financial condition.

A summary of Forrester's intangible assets is as follows (in thousands):

| | December 31, 2025 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$ 77,000	$ 58,270	$ 18,730
Total	$ 77,000	$ 58,270	$ 18,730

| | December 31, 2024 | | |
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Amortizable intangible assets:			
Customer relationships	$ 77,000	$ 49,946	$ 27,054
Technology	13,000	12,978	22
Trademarks	12,000	11,601	399
Total	$ 102,000	$ 74,525	$ 27,475

Amortization expense related to intangible assets was approximately $8.7 million, $9.6 million, and $12.0 million during the years ended December 31, 2025, 2024, and 2023, respectively. Estimated intangible asset amortization expense for each of the three succeeding years is as follows (in thousands):

2026	$ 8,324
2027	8,324
2028	2,082
Total	$ 18,730

Note 5 – Debt

The Company and certain of its subsidiaries are parties to a credit facility, dated as of January 3, 2019 and amended in December 2021 and April 2023, with JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), and the lenders party thereto (the "Credit Agreement").

The Credit Agreement matures in December 2026 and includes the following provisions: (a) an aggregate principal amount of revolving credit commitments (the "Revolving Credit Facility") of $150.0 million, (b) margin, at Forrester's option, (i) between 1.25% and 1.75% per annum for loans based on LIBOR and (ii) between 0.25% and 0.75% per annum for loans based on the applicable base rate, in each case, based on Forrester's consolidated total leverage ratio, and (c) a commitment fee applicable to undrawn revolving credit commitments between 0.30% and 0.20% per annum based on the Company's consolidated total leverage ratio.

The Credit Agreement permits the Company to increase commitments under the Revolving Credit Facility in an aggregate principal amount up to $50.0 million, subject to approval by the Administrative Agent and certain customary terms and conditions.

The Company may voluntarily prepay revolving loans under the credit facility at any time and from time to time, without premium or penalty. No interim amortization payments are required to be made under the credit facility.

In April 2023, the Company executed a second amendment to the credit facility to facilitate the conversion from LIBOR to SOFR and to set the base interest rate at SOFR plus 10 basis points.

Up to $5.0 million of the Revolving Credit Facility is available for the issuance of letters of credit, and any drawings under the letters of credit must be reimbursed within one business day. As of December 31, 2025, $0.7 million in letters of credit were issued under the Revolving Credit Facility.

On March 12, 2026, the Company executed a third amendment to the credit facility that, among other changes, extended the maturity date from December 2026 to March 2029 (refer to Note 17 – *Subsequent Event* in the Notes to Consolidated Financial Statements for further information).

Outstanding Borrowings

The Company's total outstanding borrowings as of both December 31, 2025 and 2024 was $35.0 million. The contractual annualized interest rate as of December 31, 2025 on the Revolving Credit Facility was 5.066%. The Company had $114.3 million of available borrowing capacity on the Revolving Credit Facility (not including the expansion feature) as of December 31, 2025. The weighted average annual effective rate on the Company's total debt outstanding for the years ended December 31, 2025 and 2024 was 5.6% and 6.5%, respectively.

The Credit Agreement contains certain customary restrictive loan covenants, including among others, financial covenants that apply a maximum leverage ratio, minimum interest coverage ratio, and maximum annual capital expenditures. The negative covenants limit, subject to various exceptions, the Company's ability to incur additional indebtedness, create liens on assets, merge, consolidate, liquidate or dissolve any part of the Company, sell assets, change fiscal year, or enter into certain transactions with affiliates and subsidiaries. The Company was in full compliance with the covenants as of December 31, 2025. The Facility also contains customary events of default, representations, and warranties.

All obligations under the Credit Agreement are unconditionally guaranteed by each of the Company's existing and future, direct and indirect, material wholly-owned domestic subsidiaries, other than certain excluded subsidiaries, and are collateralized by a first priority lien on substantially all tangible and intangible assets, including intellectual property, and all of the capital stock of the Company and its subsidiaries (limited to 65% of the voting equity of certain subsidiaries).

Note 6 – Leases

The components of lease expense were as follows (in thousands):

| | Years Ended December 31, | | | | | |
	2025		2024		2023	
Operating lease cost	$	7,857	$	11,542	$	12,671
Short-term lease cost		1,703		1,095		981
Variable lease cost		4,064		4,817		4,394
Sublease income		(39)		(524)		(521)
Total lease cost	$	13,585	$	16,930	$	17,525

Additional lease information is summarized in the following table (in thousands, except lease term and discount rate):

| | Years Ended December 31, | | | |
	2025		2024	
Cash paid for amounts included in the measurement of operating lease liabilities	$	10,962	$	14,570
Operating ROU assets obtained in exchange for lease obligations	$	9,936	$	408
Weighted-average remaining lease term - operating leases (years)		9.0		3.7
Weighted-average discount rate - operating leases		5.1%		4.1%

Future minimum lease payments under non-cancelable leases as of December 31, 2025 are as follows (in thousands):

	Operating Lease Payments		Tenant Improvement Allowance		Net Undiscounted Cash Flows		Sublease Cash Receipts	
2026	$	7,590	$	(17,151)	$	(9,561)	$	292
2027		8,276		—		8,276		389
2028		6,548		—		6,548		—
2029		6,625		—		6,625		—
2030		6,574		—		6,574		—
Thereafter		37,649		—		37,649		—
Total		73,262		(17,151)		56,111	$	681
Less imputed interest						(19,216)		
Present value of lease liabilities					$	36,895		

Lease balances are as follows (in thousands):

	As of December 31, 2025
Operating lease ROU assets	$ 30,662
Short-term operating lease liabilities (1)	$ 7,383
Non-current operating lease liabilities	29,512
Total operating lease liabilities	$ 36,895

(1) Included in accrued expenses and other current liabilities in the Consolidated Balance Sheets.

The Company's leases do not contain residual value guarantees, material restrictions or covenants. During the year ended December 31, 2025, the Company subleased one of its facilities in San Francisco, California. The sublease agreement expires in 2027.

During the year ended December 31, 2024, the Company recorded $3.6 million of ROU asset impairments and $1.0 million of leasehold improvements impairments related to closure of the 10th and 11th floors of its offices located in San Francisco, California. During the year ended December 31, 2023, the Company recorded $1.9 million of ROU asset impairments and accelerated amortization and $0.7 million of leasehold improvements impairments related to closing various offices. The impairments and accelerated amortization are included in restructuring costs in the Consolidated Statements of Operations. The leasehold improvements were originally recorded in property and equipment, net in the Consolidated Balance Sheets. As a result of the impairments, the ROU asset and leasehold improvements were required to be recorded at their estimated fair value as Level 3 non-financial assets. The fair value of the asset group was determined using a discounted cash flow model, which required the use of estimates, including projected cash flows for the related assets, the selection of a discount rate used in the model, and regional real estate industry data. The fair value of the asset group was allocated to the ROU asset and leasehold improvements based on their relative carrying values.

Note 7 – Derivatives and Hedging

The Company enters into a limited number of foreign currency forward exchange contracts to mitigate the effects of adverse fluctuations in foreign currency exchange rates on transactions entered into in the normal course of business that are denominated in foreign currencies that differ from the local functional currency. These contracts generally have short durations and are recorded at fair value with both realized and unrealized gains and losses recorded in other income, net in the Consolidated Statements of Operations because the Company does not designate these contracts as hedges for accounting purposes.

During 2025, the Company entered into thirteen foreign currency forward exchange contracts, all of which settled by December 31, 2025. Accordingly, as of December 31, 2025, there are no amounts recorded in the Consolidated Balance Sheets. During 2024, the Company entered into eleven foreign currency forward exchange contracts, all of which settled by December 31, 2024. Accordingly, as of December 31, 2024, there are no amounts recorded in the Consolidated Balance Sheets. During 2023, the Company entered into twelve foreign currency forward exchange contracts, all of which settled by December 31, 2023.

The Company's derivative counterparties are investment grade financial institutions. The Company does not have any collateral arrangements with its derivative counterparties and the derivative contracts do not contain credit risk related contingent features. The table below provides information regarding gains (losses) recognized in the Consolidated Statements of Operations for the derivative contracts for the periods indicated (in thousands):

	For the Year Ended December 31,		
Amount recorded in:	2025	2024	2023
Other income, net	261	81	(13)
Total	$ 261	$ 81	$ (13)

Note 8 – Fair Value Measurements

The Company has certain financial assets which have been classified as either Level 1, 2, or 3 within the fair value hierarchy as described below.

Level 1 — Fair value based on quoted prices in active markets for identical assets or liabilities.

Level 2 — Fair value based on inputs other than Level 1 inputs that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Fair value based on unobservable inputs that are supported by little or no market activity and such inputs are significant to the fair value of the assets or liabilities.

The following table represents the Company's fair value hierarchy for its financial assets that are measured at fair value on a recurring basis (in thousands):

| | As of December 31, 2025 | | |
	Level 1	Level 2	Total
Assets:			
Money market funds (1)	$ 64,743	$ —	$ 64,743
Marketable investments (3)	—	16,722	16,722
Total Assets	$ 64,743	$ 16,722	$ 81,465

| | As of December 31, 2024 | | |
	Level 1	Level 2	Total
Assets:			
Money market funds (2)	$ 52,395	$ —	$ 52,395
Marketable investments (3)	—	12,180	12,180
Total Assets	$ 52,395	$ 12,180	$ 64,575

(1) U.S. based funds of $17.1 million are included in cash and cash equivalents and non-U.S. based funds of $47.6 million are included in marketable investments in the Consolidated Balance Sheets.

(2) U.S. based funds of $16.0 million are included in cash and cash equivalents and non-U.S. based funds of $36.4 million are included in marketable investments in the Consolidated Balance Sheets.

(3) Marketable investments have been initially valued at the transaction price and subsequently valued, at the end of the reporting period, utilizing third party pricing services or other market observable data. The pricing services utilize industry standard valuation methods, including both income and market based approaches and observable market inputs to determine value. These observable market inputs include reportable trades, benchmark yields, credit spreads, broker/dealer quotes, bids, offers, current spot rates and other industry and economic events.

During the years ended December 31, 2025 and 2024, the Company did not transfer assets between levels of the fair value hierarchy. Additionally, there have been no changes to the valuation techniques for Level 2 assets.

Note 9 – Non-Marketable Investments

At December 31, 2025 and 2024, the carrying value of the Company's non-marketable investments, which were composed of interests in technology-related private equity funds and an interest in a standalone real-time feedback company (see Note 2 - *Divestiture*), was $3.2 million, of which $0.6 million is included in prepaid expenses and other current assets and $2.6 million is included in other assets in the Consolidated Balance Sheets.

One of the Company's investments, with a book value of $2.6 million at December 31, 2025 is being accounted for using the cost method and, accordingly, is valued at cost less impairments, if any. The Company's other investment is accounted for using the equity method. Accordingly, the Company records its share of the investee's operating results each period, which are included in gains on investments, net in the Consolidated Statement of Operations. Gains from non-marketable investments were immaterial for the year ended 2025. The Company recorded $0.8 million and $0.2 million in gains from its non-marketable investments for the years ended December 31, 2024 and 2023, respectively.

The Company uses the cumulative earnings approach to classify distributions received from equity method investments. During the year ended December 31, 2025, $1.4 million was distributed from the funds to the Company. This amount was included within other investing activity in the Consolidated Statements of Cash Flows as it was considered a return on investment. During the years ended December 31, 2024 and 2023, no distributions were received from the funds.

Note 10 – Income Taxes

Income (loss) before income taxes consists of the following (in thousands):

| | Years Ended December 31, | | |
	2025	2024	2023
Domestic	$ (123,750)	$ (1,775)	$ (4,058)
Foreign	4,341	4,412	10,343
Total	$ (119,409)	$ 2,637	$ 6,285

The components of the income tax expense (benefit) are as follows (in thousands):

	Years Ended December 31,					
	2025		2024		2023	
Current:						
Federal	$	9	$	2,874	$	3,867
State		242		613		1,922
Foreign		3,629		4,955		2,907
Total current		3,880		8,442		8,696
Deferred:						
Federal		(1,922)		(636)		(3,872)
State		(946)		763		(1,597)
Foreign		(1,061)		(185)		8
Total deferred		(3,929)		(58)		(5,461)
Income tax expense (benefit)	$	(49)	$	8,384	$	3,235

A reconciliation of the federal statutory rate to Forrester's effective tax rate is as follows (dollars in thousands):

	Year Ended December 31,	
	2025	
US federal statutory income tax rate	$ (25,076)	21.0 %
Domestic state and local income taxes, net of federal effect (1)	(563)	0.5
Foreign tax effects	1,658	(1.5)
Nontaxable or nondeductible items		
Stock compensation	1,597	(1.3)
Goodwill impairment	22,072	(18.5)
Other adjustments	263	(0.2)
Effective tax rate	$ (49)	(0.0)

(1) The state and localities that contribute to the majority (greater than 50%) of the tax effect in this category include California, New York and New York City.

	Years Ended December 31,	
	2024	2023
Income tax provision at federal statutory rate	21.0 %	21.0 %
Increase (decrease) in tax resulting from:		
State tax provision, net of federal benefit	40.6	8.1
Foreign tax rate differential	37.7	2.7
Stock compensation	66.6	17.5
Withholding taxes	31.7	6.2
Non-deductible expenses	23.1	8.1
Goodwill related to sale of FeedbackNow	93.9	—
Permanent differences	(0.1)	(1.7)
Change in valuation allowance	0.4	0.5
Foreign subsidiary income subject to U.S. tax	(1.6)	1.2
Foreign-derived intangible income benefit	1.1	(3.8)
Change in tax legislation	—	(8.1)
Foreign exchange gain (loss) on previously taxed earnings and profits	(0.5)	1.6
Currency translation gain	3.6	0.7
Other, net	0.4	(2.5)
Effective tax rate	317.9 %	51.5 %

The significant items impacting the effective tax rate during 2025 as compared to 2024 are primarily the goodwill impairment charges in 2025, which are not deductible for tax purposes, in addition to transactions in 2024 that increased the Company's tax expense and effective tax rate, including the divestiture of the FeedbackNow product line, foreign withholding taxes due to the dissolution of a foreign subsidiary, and a valuation allowance recorded against non-realizable state NOL carryforwards due to the dissolution of a domestic subsidiary.

The components of deferred income taxes are as follows (in thousands):

| | As of December 31, | |
	2025	2024
Non-deductible reserves and accruals	$ 3,119	$ 1,776
Net operating loss and other carryforwards	4,476	5,525
Stock compensation	2,123	2,085
Depreciation and amortization	2,296	3,485
Lease liability	8,586	8,562
Gross deferred tax asset	20,600	21,433
Less - valuation allowance	(174)	(1,055)
Sub-total	20,426	20,378
Other liabilities	(596)	(2,553)
Goodwill and intangible assets	(11,145)	(13,837)
Operating lease right-of-use assets	(6,892)	(5,822)
Deferred commissions	(5,842)	(6,071)
Net deferred tax liability	$ (4,049)	$ (7,905)

As of December 31, 2025 and 2024, long-term net deferred tax assets were $1.8 million and $0.8 million, respectively, and are included in other assets in the Consolidated Balance Sheets. Long-term net deferred tax liabilities were $5.9 million and $8.7 million at December 31, 2025 and 2024, respectively, and are included in non-current liabilities in the Consolidated Balance Sheets.

As of December 31, 2025 and 2024, the Company has fully utilized its U.S. federal net operating loss carryforwards. As of December 31, 2025 and 2024 the Company has state net operating loss carryforwards of approximately $5.1 million and $4.6 million, respectively. The state net operating loss carryforwards will begin to expire in 2038 if not utilized. In addition, the Company has no U.S. federal or state capital loss carryforwards.

As of December 31, 2025 and 2024, the Company has foreign net operating loss carryforwards of approximately $15.3 million and $17.4 million, respectively, which can be carried forward indefinitely.

The Company considers all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance is needed for some portion or all of a net deferred income tax asset. Judgment is required in considering the relative impact of negative and positive evidence. In arriving at these judgments, the weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. Although realization is not assured, based upon the Company's historical taxable income and projections of the Company's future taxable income over the periods during which the deferred tax assets are deductible and the carryforwards expire, management believes it is more likely than not that the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, as discussed below.

As of December 31, 2025, the Company maintained a valuation allowance of approximately $0.2 million, primarily related to foreign net operating loss carryforwards the Company believes to be unrealizable. As of December 31, 2024 and 2023, the Company maintained a valuation allowance of approximately $1.1 million, primarily relating to foreign net operating loss carryforwards from an acquisition.

The following table provides a summary of the changes in the deferred tax valuation allowance for the years ended December 31, 2025, 2024, and 2023 (in thousands):

	2025	2024	2023
Deferred tax valuation allowance at January 1	$ 1,055	$ 1,065	$ 989
Additions	44	19	39
Deductions	(992)	(8)	—
Change in tax legislation	—	—	(4)
Translation adjustments	67	(21)	41
Deferred tax valuation allowance at December 31	$ 174	$ 1,055	$ 1,065

The Company will generally be free of additional U.S. federal tax consequences on additional unremitted foreign earnings that have been subject to U.S. tax or would be eligible for a dividends received deduction for earnings distributed after January 1, 2018. Notwithstanding the U.S. taxation of these amounts, the Company intends to continue to invest all of its unremitted earnings of $46.8 million, as well as the capital in these subsidiaries, indefinitely outside of the U.S. unless there are opportunities in the future to repatriate in a tax efficient manner. The Company does not expect to incur any material, additional taxes related to such amounts.

The Company utilizes a two-step process for the measurement of uncertain tax positions that have been taken or are expected to be taken on a tax return. The first step is a determination of whether the tax position should be recognized in the financial statements. The second step determines the measurement of the tax position. The Company had no recorded uncertain tax positions as of December 31, 2025, 2024, and 2023.

The Company files income tax returns in the U.S. and in foreign jurisdictions. Generally, the Company is no longer subject to U.S., state, local, and foreign income tax examinations by tax authorities in its major jurisdictions for years before 2018, except to the extent of net operating loss and tax credit carryforwards from those years. Major taxing jurisdictions include the U.S., the Netherlands, the United Kingdom, Germany, and Switzerland. As of December 31, 2025, the Company has no jurisdictions under audit.

The components of cash income taxes paid, net of refunds, are as follows (in thousands):

	2025
Federal	$ 3,500
Domestic, state and local	694
Foreign	
India	862
Switzerland	583
Other foreign jurisdictions	1,595
Total	$ 7,234

Note 11 – Stockholders' Equity

Preferred Stock

Forrester has authorized 500,000 shares of $0.01 par value preferred stock. The Board of Directors has full authority to issue this stock and to fix the voting powers, preferences, rights, qualifications, limitations, or restrictions thereof, including dividend rights, conversion rights, redemption privileges, liquidation preferences, and the number of shares constituting any series or designation of such series.

Treasury Stock

As of December 31, 2025, Forrester's Board of Directors has authorized an aggregate $610.0 million to purchase common stock under the Company's stock repurchase program. The shares repurchased may be used, among other things, in connection with Forrester's equity incentive and purchase plans. As of December 31, 2025, the Company had repurchased approximately 18.2 million shares of common stock at an aggregate cost of $532.5 million.

Dividends

The Company does not currently pay cash dividends on its common stock.

Equity Plans

The Company maintains the Forrester Research, Inc. Amended and Restated Equity Incentive Plan (the "Equity Incentive Plan"), as most recently amended and restated by our stockholders in May 2023. The amendment and restatement resulted in (1) extending the term of the plan for an additional 10 years until May 2033, (2) increasing the number of shares issuable under the plan by 3,500,000 shares, and (3) establishing a maximum amount of awards issuable under the plan to the Company's non-employee directors.

The Equity Incentive Plan provides for the issuance of stock-based awards, including incentive stock options ("ISOs"), non-qualified stock options ("NSOs"), and restricted stock units ("RSUs") to purchase up to 9,930,000 shares authorized in the plan plus the number of unused shares from prior plans (not to exceed 2,500,000 shares). Under the terms of the Equity Incentive Plan, ISOs may not be granted at less than fair market value on the date of grant (and in no event less than par value). Options and RSUs generally vest annually over four years and options expire after 10 years. No future awards can be granted or issued under prior plans and there is a maximum amount of awards issuable under the plan to the Company's non-employee directors. RSUs granted to non-employee directors vest quarterly over one year. Options and RSUs granted under the Equity Incentive Plan immediately vest upon certain events, as described in the plan. As of December 31, 2025, approximately 2.4 million shares were available for future grant of awards under the Equity Incentive Plan.

Restricted Stock Units

Restricted stock units represent the right to receive one share of Forrester common stock when the restrictions lapse and the vesting conditions are met. RSUs are valued on the date of grant based upon the value of the Company's stock on the date of grant less the present value of dividends expected to be paid during the requisite service period, if any. Shares of Forrester's common stock are delivered to the grantee upon vesting, subject to a reduction of shares for payment of withholding taxes. The weighted average grant date fair value for RSUs granted in 2025, 2024, and 2023 was $9.42, $21.29, and $32.82, respectively. The value of RSUs vested and converted to common stock, based on the value of Forrester's common stock on the date of vesting, was $4.2 million, $8.6 million, and $8.8 million during 2025, 2024, and 2023, respectively.

RSU activity for the year ended December 31, 2025 is presented below (in thousands, except per share data):

	Number of Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2024	1,253	$ 27.42
Granted	1,313	9.42
Vested	(393)	28.81
Forfeited	(289)	22.04
Unvested at December 31, 2025	1,884	$ 15.41

Stock Options

Stock option activity for the year ended December 31, 2025 is presented below (in thousands, except per share data and contractual term):

	Number of Shares	Weighted - Average Exercise Price Per Share	Weighted - Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Outstanding at December 31, 2024	167	$ 33.29		
Granted	303	9.36		
Forfeited	(122)	20.29		
Outstanding at December 31, 2025	348	$ 16.99	8.03	$ —
Exercisable at December 31, 2025	69	$ 33.41	4.40	$ —
Vested and expected to vest at December 31, 2025	348	$ 16.99	8.03	$ —

No stock options were exercised during 2025 or 2024. The total intrinsic value of options exercised during 2023 was $6 thousand.

Employee Stock Purchase Plan

The Company's Third Amended and Restated Employee Stock Purchase Plan (the "Stock Purchase Plan") provides for the issuance of up to 0.8 million shares of common stock and as of December 31, 2025, approximately 0.3 million shares remain available for issuance. With certain limited exceptions, all employees of Forrester whose customary employment is more than 20 hours per week, including officers and directors who are employees, are eligible to participate in the Stock Purchase Plan. Purchase periods under the Stock Purchase Plan are six months in length and commence on each successive March 1 and September 1. Stock purchased under the Stock Purchase Plan is required to be held for one year before it is able to be sold. During each purchase period the maximum number of shares of common stock that may be purchased by an employee is limited to the number of shares equal to $12,500 divided by the fair market value of a share of common stock on the first day of the purchase period. An employee may elect to have up to 10% deducted from his or her compensation for the purpose of purchasing shares under the Stock Purchase Plan. The price at which the employee's shares are purchased is the lower of: (1) 85% of the closing price of the common stock on the day that the purchase period commences, or (2) 85% of the closing price of the common stock on the day that the purchase period terminates.

Shares purchased by employees under the Stock Purchase Plan are as follows (in thousands, except per share data):

Purchase Period Ended	Shares Purchased		Purchase Price
February 28, 2025	70	$	9.42
August 31, 2025	73	$	8.28
February 29, 2024	73	$	17.14
August 31, 2024	72	$	16.30

Accumulated Other Comprehensive Loss ("AOCL")

The components of accumulated other comprehensive loss are as follows (in thousands):

	Marketable Investments	Translation Adjustment	Total AOCL
Balance at December 31, 2022	$ (159)	$ (7,759)	$ (7,918)
Foreign currency translation (1)	—	3,248	3,248
Unrealized gain, net of tax of $(33)	99	—	99
Balance at December 31, 2023	(60)	(4,511)	(4,571)
Foreign currency translation (1)	—	(3,496)	(3,496)
Reclassification adjustment for write-off of foreign currency translation loss (2)	—	232	232
Unrealized gain, net of tax of $(30)	89	—	89
Balance at December 31, 2024	29	(7,775)	(7,746)
Foreign currency translation (1)	—	6,622	6,622
Unrealized gain, net of tax of $(10)	31	—	31
Balance at December 31, 2025	$ 60	$ (1,153)	$ (1,093)

(1) The Company does not record tax provisions or benefits for the net changes in foreign currency translation adjustments as it intends to permanently reinvest undistributed earnings of its foreign subsidiaries.
(2) The reclassification adjustment for the write-off of a foreign currency translation loss relates to the liquidation of a non-U.S. subsidiary during 2024 and is reported in restructuring costs in the Consolidated Statements of Operations.

Note 12 – Employee Pension Plans

Forrester sponsors several defined contribution plans for eligible employees. Generally, the defined contribution plans have funding provisions which, in certain situations, require contributions based upon formulas relating to employee wages or the level of elective participant contributions, as well as allow for additional discretionary contributions. Further, certain plans contain vesting provisions. Forrester's contributions to these plans totaled approximately $6.5 million, $7.2 million, and $7.8 million for the years ended December 31, 2025, 2024, and 2023, respectively.

Note 13 – Restructuring

In February 2024, the Company implemented a reduction in its workforce of approximately 3% across various geographies and functions to better align its cost structure with the revenue outlook for the year. The Company recorded $0.7 million of severance and related costs for this action during the fourth quarter of 2023, and $2.8 million during the first quarter of 2024. The Company also recorded a restructuring charge of $4.0 million during 2024 related to closing one floor of its offices located in San Francisco, California, of which $3.4 million related to an impairment of a right-of-use asset and $0.6 million related to an impairment of leasehold improvements. All costs have been paid as of December 31, 2025.

In January 2025, the Company implemented a reduction in its workforce of approximately 6% across various geographies and functions to better align its cost structure with the revenue outlook for the year. The Company recorded $4.2 million of severance and related costs for this action during the fourth quarter of 2024 and $1.8 million during 2025. The remaining accrued restructuring and related costs as of December 31, 2025 will be paid during the first quarter of 2026.

The following table rolls forward the activity in the restructuring accrual for the January 2025 action for the year ended December 31, 2025 (in thousands):

Accrual at December 31, 2024	$	4,132
Additional restructuring and related costs		1,767
Non-cash charge (included above)		(319)
Cash payments		(5,589)
Foreign currency effect		38
Accrual at December 31, 2025	$	29

In February 2026, the Company implemented a reduction in its workforce of approximately 8% across various geographies and functions to better align its cost structure with the revenue outlook for the year. The Company anticipates total costs for this action to be in a range of $10.0 million to $10.5 million related principally to cash severance and related benefit costs for terminated employees, with the majority of the cash costs to be expended in 2026. Approximately $8.8 million of severance and related costs for this action were recorded during the fourth quarter of 2025. In addition, the Company expects to incur approximately $3.0 million for contract termination costs. Approximately $1.1 million for contract termination costs were recorded during the fourth quarter of 2025. The Company has also approved plans to close certain of its smaller offices both inside and outside the United States.

Note 14 – Operating Segment and Enterprise Wide Reporting

The Company's chief operating decision-maker is the chief executive officer and the chief financial officer. The Company operates in three segments: Research, Consulting, and Events. These segments, which are also the Company's reportable segments, are based on the management structure of the Company and how the chief operating decision maker uses financial information to evaluate performance and determine how to allocate resources. The Company's products and services are delivered through each segment as described below.

The Research segment includes the revenues from all of the Company's research products as well as consulting revenues from advisory services (such as speeches and advisory days) delivered by the Company's research organization. Research segment costs include the cost of the organizations responsible for developing and delivering these products in addition to the cost of the product management organization that is responsible for product pricing and packaging and the launch of new products. As of January 1, 2025, the Company realigned its citations team costs such that these costs are now reported as a direct expense of the Research segment, whereas they were previously reported in selling, marketing, administrative and other expenses in the tables below. Prior period amounts have been recast to conform to the current presentation.

The Consulting segment includes the revenues and the related costs of the Company's project consulting organization. The project consulting organization delivers a majority of the Company's project consulting revenue. As of January 1, 2025, the Company realigned its content marketing partner costs such that these costs are now reported as a direct expense of the Consulting segment, whereas they were previously reported in selling, marketing, administrative and other expenses in the tables below. Prior period amounts have been recast to conform to the current presentation.

The Events segment includes the revenues and the costs of the organization responsible for developing and hosting the Company's events.

The Company evaluates reportable segment performance and allocates resources based on segment operating income (loss). Segment expenses include the direct expenses of each segment organization and exclude selling and marketing expenses, general and administrative expenses, stock-based compensation expense, depreciation expense, adjustments to incentive bonus compensation from target amounts, amortization of intangible assets, goodwill impairment, restructuring costs, loss from sale of divested operation, interest expense, credit loss expense on note receivable, other income, and gains on investments. The accounting policies used by the segments are the same as those used in the consolidated financial statements. The Company does not review or evaluate assets as part of segment performance. Accordingly, the Company does not identify or allocate assets by reportable segment.

The Company provides information by reportable segment in the tables below (in thousands):

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2025				
Research revenues	$ 295,607	$ —	$ —	$ 295,607
Consulting revenues	21,963	66,229	—	88,192
Events revenues	—	—	13,089	13,089
Total segment revenues	317,570	66,229	13,089	396,888
Segment expenses (1):				
Compensation, benefits and related costs	(92,500)	(28,411)	(5,376)	(126,287)
Direct costs of Events	—	—	(13,140)	(13,140)
Professional services	(6,837)	(3,453)	(58)	(10,348)
Billable expenses	(407)	(5,993)	—	(6,400)
Travel and entertainment	(1,950)	(518)	(162)	(2,630)
Software	(1,399)	—	(56)	(1,455)
Other segment expenses (2)	(168)	(34)	(37)	(239)
Total segment expenses	(103,261)	(38,409)	(18,829)	(160,499)
Segment operating income (loss)	$ 214,309	$ 27,820	$ (5,740)	236,389
Selling, marketing, administrative and other expenses				(218,386)
Amortization of intangible assets				(8,745)
Restructuring costs				(11,724)
Goodwill impairment				(110,707)
Interest expense, credit loss expense on note receivable, other income, and gains on investments				(6,236)
Loss before income taxes				$ (119,409)

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2) Other segment expenses for each reportable segment includes office supplies, maintenance, and training expenses.

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2024				
Research revenues	$ 316,739	$ —	$ —	$ 316,739
Consulting revenues	21,095	76,159	—	97,254
Events revenues	—	—	18,477	18,477
Total segment revenues	337,834	76,159	18,477	432,470
Segment expenses (1):				
Compensation, benefits and related costs	(100,995)	(30,433)	(5,567)	(136,995)
Direct costs of Events	—	—	(13,434)	(13,434)
Professional services	(10,449)	(1,735)	(74)	(12,258)
Billable expenses	(613)	(7,927)	—	(8,540)
Travel and entertainment	(1,830)	(393)	(104)	(2,327)
Software	(1,740)	—	(38)	(1,778)
Other segment expenses (2)	(397)	(25)	(33)	(455)
Total segment expenses	(116,024)	(40,513)	(19,250)	(175,787)
Segment operating income (loss)	$ 221,810	$ 35,646	$ (773)	256,683
Selling, marketing, administrative and other expenses				(232,747)
Amortization of intangible assets				(9,648)
Restructuring costs				(11,773)
Loss from sale of divested operation				(1,775)
Interest expense, other income, and gains on investments				1,897
Income before income taxes				$ 2,637

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2) Other segment expenses for each reportable segment includes office supplies, maintenance, and training expenses.

	Research Segment	Consulting Segment	Events Segment	Consolidated
Year Ended December 31, 2023				
Research revenues	$ 334,396	$ —	$ —	$ 334,396
Consulting revenues	28,826	89,402	—	118,228
Events revenues	—	—	28,155	28,155
Total segment revenues	363,222	89,402	28,155	480,779
Segment expenses (1):				
Compensation, benefits and related costs	(109,432)	(37,828)	(6,049)	(153,309)
Direct costs of Events	—	—	(14,293)	(14,293)
Professional services	(11,403)	(2,181)	(54)	(13,638)
Billable expenses	(595)	(8,113)	—	(8,708)
Travel and entertainment	(1,690)	(317)	(124)	(2,131)
Software	(2,089)	(84)	(14)	(2,187)
Other segment expenses (2)	(591)	(21)	(23)	(635)
Total segment expenses	(125,800)	(48,544)	(20,557)	(194,901)
Segment operating income	$ 237,422	$ 40,858	$ 7,598	285,878
Selling, marketing, administrative and other expenses				(253,884)
Amortization of intangible assets				(11,956)
Restructuring costs				(13,272)
Interest expense, other income, and gains on investments				(481)
Income before income taxes				$ 6,285

(1) The significant expense categories and amounts align with the segment-level information that is regularly provided to the chief operating decision maker.

(2) Other segment expenses for each reportable segment includes office supplies, maintenance, and training expenses.

Net long-lived tangible assets by location as of December 31, 2025 and 2024 are as follows (in thousands):

	2025	2024
United States	$ 34,738	$ 30,307
United Kingdom	6,391	7,043
Europe (excluding United Kingdom)	107	191
Asia Pacific	643	1,207
Total	$ 41,879	$ 38,748

Revenues by geographic destination, based on the location products and services are consumed, and as a percentage of total revenues for the years ended December 31, 2025, 2024, and 2023 are as follows (dollars in thousands):

	2025	2024	2023
United States	$ 304,168	$ 334,095	$ 373,483
Europe (excluding United Kingdom)	37,034	37,698	37,912
United Kingdom	15,746	18,934	21,311
Canada	10,919	12,221	16,416
Asia Pacific	21,774	20,778	23,604
Other	7,247	8,744	8,053
Total	$ 396,888	$ 432,470	$ 480,779

	2025	2024	2023
United States	77 %	77 %	78 %
Europe (excluding United Kingdom)	9	9	8
United Kingdom	4	4	4
Canada	3	3	3
Asia Pacific	5	5	5
Other	2	2	2
Total	100 %	100 %	100 %

Note 15 – Certain Balance Sheet Accounts

Property and Equipment:

Property and equipment as of December 31, 2025 and 2024 is recorded at cost less accumulated depreciation and consists of the following (in thousands):

	2025	2024
Computers and equipment	$ 8,112	$ 8,615
Computer software	28,683	32,120
Furniture and fixtures	7,309	7,393
Leasehold improvements	24,004	25,423
Total property and equipment	68,108	73,551
Less accumulated depreciation	(56,891)	(61,852)
Total property and equipment, net	$ 11,217	$ 11,699

The Company incurs costs to develop or obtain internal use computer software used for its operations, and certain of these costs meeting the criteria in ASC 350 – *Internal Use Software* are capitalized and amortized over their useful lives. The entire balance in the computer software category above consists of these costs. Amortization of capitalized internal-use software costs totaled $3.2 million, $4.3 million, and $4.7 million for the years ended December 31, 2025, 2024, and 2023, respectively, and is included in depreciation expense in the Consolidated Statements of Operations.

Accrued Expenses and Other Current Liabilities:

Accrued expenses and other current liabilities as of December 31, 2025 and 2024 consist of the following (in thousands):

	2025	2024
Payroll and related benefits	$ 36,155	$ 30,879
Taxes	3,300	2,142
Lease liability	7,383	12,758
Other	15,580	11,823
Total	$ 62,418	$ 57,602

Non-Current Liabilities:

Non-current liabilities as of December 31, 2025 and 2024 consist of the following (in thousands):

	2025	2024
Deferred tax liability	$ 5,882	$ 8,705
Other	2,053	1,840
Total	$ 7,935	$ 10,545

Allowance for Expected Credit Losses:

A rollforward of the allowance for expected credit losses as of and for the years ended December 31, 2025, 2024, and 2023 is as follows (in thousands):

	2025	2024	2023
Balance, beginning of year	$ 434	$ 574	$ 560
Provision for doubtful accounts	148	547	701
Write-offs	(236)	(697)	(692)
Translation adjustments	14	10	5
Balance, end of year	$ 360	$ 434	$ 574

When evaluating the adequacy of the allowance for expected credit losses, the Company makes judgments regarding the collectability of accounts receivable based, in part, on the Company's historical loss rate experience, customer concentrations, management's expectations of future losses as informed by current economic conditions, and changes in customer payment terms. If the expected financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. If the expected financial condition of the Company's customers were to improve, the allowances may be reduced accordingly.

Note 16 – Contingencies

From time to time, the Company may be subject to legal proceedings and civil and regulatory claims that arise in the ordinary course of its business activities. Regardless of the outcome, legal proceedings and claims can have a material adverse effect on the Company because of defense and settlement costs, diversion of management resources, and other factors. It is the Company's policy to record accruals for legal contingencies to the extent that it has concluded that it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated, and to expense costs associated with loss contingencies, including any related legal fees, as they are incurred. The Company reviews its loss contingencies at least quarterly and adjusts its accruals and/or disclosures to reflect the impact of negotiations, settlements, rulings, advice of legal counsel, or other new information, as deemed necessary. Once established, a provision may change in the future due to new developments or changes in circumstances and could increase or decrease the Company's earnings in the period that the changes are made. Following an April 2023 mediation in a wage-related matter that resulted in a settlement agreement, the Company accrued $4.8 million of expense in the quarter ended March 31, 2023 that is classified in general and administrative expense in the Consolidated Statement of Operations. This claim was fully paid in the first quarter of 2024.

Note 17 – Subsequent Event

On March 12, 2026, the Company executed a third amendment of its existing Credit Agreement in order to extend its maturity period and to reduce the size of the Revolving Credit Facility in order to decrease its ongoing costs. The key terms of the amendment include (a) an extension of the maturity date from December 2026 until March 12, 2029, (b) a reduction in the Revolving Credit Facility from $150.0 million to $50.0 million, (c) a reduction in the amount that the Company is permitted, subject to approval by the Administrative Agent, to increase commitments under the Revolving Credit Facility from $50.0 million to $15.0 million, and (d) the addition of a minimum liquidity covenant.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report. Based on the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States ("GAAP"). Internal control over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company, 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company, and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025. In making its assessment, management used the criteria set forth in *Internal Control — Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in 2013. Based on this assessment, management concluded that as of December 31, 2025, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting (as defined in Rules 13a-15(f) of the Exchange Act) that occurred during the quarter ended December 31, 2025, which has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. *Other Information*

During the three months ended December 31, 2025, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections*

Not applicable

PART III

Item 10. *Directors, Executive Officers, and Corporate Governance*

Executive Officers

The following table sets forth information about our executive officers as of March 13, 2026.

Name	Age	Position
George F. Colony	72	Chairman of the Board, Chief Executive Officer
Andrew Cox	46	Chief Marketing Officer
Ryan Darrah	54	Chief Legal Officer and Secretary
Michael Facemire	50	Chief Technology Officer
Christophe Favre	61	Chief Sales Officer
L. Christian Finn	55	Chief Financial Officer
Jobina Gonsalves	47	Chief People Officer
Carrie Johnson	50	Chief Product Officer
Sharyn Leaver	51	Chief Research Officer

George F. Colony, Forrester's founder, has served as Chairman of the Board of Directors and Chief Executive Officer since the Company's inception in July 1983, and as President since September 2001 and from 1983-2000.

Andrew Cox began serving as Chief Marketing Officer in May 2025. Previously, he served as Interim Chief Marketing Officer from January 2025 to May 2025 and Vice President of Digital Marketing Strategy & Operations from July 2021 to January 2025. Prior to joining Forrester, he was the Vice President, Digital Marketing and Operations for ACI Worldwide, a publicly traded payment systems company, where he held a number of roles since 2006.

Ryan Darrah became Chief Legal Officer and Secretary in March 2017. Previously, he was the Assistant General Counsel and Assistant Secretary of the Company. Prior to joining the Company in 2007, Mr. Darrah served as General Counsel and Secretary of Sports Loyalty Systems, Inc. and ProfitLogic, Inc.

Michael Facemire began serving as Chief Technology Officer in July 2024. Previously, he served as Vice President of Product Technology from July 2018 to July 2024, and Vice President, Principal Analyst, from October 2016 to July 2018. Mr. Facemire joined Forrester in 2012.

Christophe Favre became Forrester's Chief Sales Officer in February 2026. Previously he served as Senior Vice President, International Sales from January 2020 to January 2026, and Senior Vice President, Asia Pacific and Partner Sales from January 2016 to January 2020. Mr. Favre joined Forrester in 2011.

L. Christian Finn began serving as the Company's Chief Financial Officer in September 2021. Prior to joining Forrester, he was Vice President FP&A and Global Procurement of LogMeIn, Inc., a software as a service company focused on unified communications and collaboration, from September 2015 to September 2021. Prior to joining LogMeIn, from 2011 to 2015 Mr. Finn was with Nuance Communications, Inc., most recently serving as the Chief Financial Officer of its Healthcare division.

Jobina Gonsalves became the Company's Chief People Officer in May 2024. Prior to joining Forrester, she was the Senior Vice President HR for TUV SUD America, a quality, safety, and sustainability solutions provider, where she held a number of roles since 2012.

Carrie Johnson began serving as Forrester's Chief Product Officer in January 2022. Previously, she served as Chief Research Officer from November 2018 until January 2022, Senior Vice President, Research from August 2015 to November 2018, and Vice President, Group Director from October 2013 to August 2015. Ms. Johnson joined Forrester in 1998.

Sharyn Leaver became the Company's Chief Research Officer in January 2022. Previously she served as Senior Vice President, Research, from November 2018 to January 2022, and Vice President and Group Research Director from October 2013 to November 2018. Ms. Leaver joined Forrester in 2001.

Our Code of Business Conduct and Ethics covers all employees, officers and directors, including our principal executive, financial and accounting officers. A copy of our Code of Business Conduct and Ethics can be found on our web site, www.forrester.com.

We intend to satisfy the disclosure requirements under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the Company's Code of Business Conduct and Ethics, that relates to a substantive amendment or material departure from a provision of the Code, by posting such information on our Internet website at *www.forrester.com*. We also intend to satisfy the disclosure requirements of the Nasdaq Stock Market regarding waivers of the Code of Business Conduct and Ethics by posting such information on our Internet website at *www.forrester.com*.

The remainder of the response to this item is contained in our Proxy Statement for our 2026 Annual Meeting of Stockholders (the "2026 Proxy Statement") under the captions "Election of Directors", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Insider Trading Policies and Procedures", all of which is incorporated herein by reference.

Item 11. *Executive Compensation*

The response to this item is contained in the 2026 Proxy Statement under the captions "Director Compensation" and "Executive Compensation" and is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The response to this item is contained in the 2026 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management" and is incorporated herein by reference.

The following table summarizes, as of December 31, 2025, the number of options issued under our equity incentive plans and the number of shares available for future issuance under these plans:

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)(1)	
Equity compensation plans approved by stockholders	2,231,793	(1) $	16.99	2,680,982	(2)
Equity compensation plans not approved by stockholders	N/A		N/A	N/A	
Total	2,231,793	$	16.99	2,680,982	

(1) Includes 1,884,266 restricted stock units that are not included in the calculation of the weighted average exercise price.
(2) Includes, as of December 31, 2025, 2,372,056 shares available for issuance under our Equity Incentive Plan and 308,926 shares that are available for issuance under our Stock Purchase Plan.

The shares available under our Equity Incentive Plan are available to be awarded as restricted or unrestricted stock or stock units.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The response to this item is contained in the Company's 2026 Proxy Statement under the captions "Information with Respect to Board of Directors", "Certain Relationships and Related Transactions", and "Related Person Transactions" and is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The response to this item is contained in the Company's 2026 Proxy Statement under the caption "Independent Auditors' Fees and Other Matters" and is incorporated herein by reference.

PART IV

Item 15. *Exhibits and Financial Statement Schedules.*

    a. Financial Statements. See Index to Financial Statement herein.

    b. Financial Statement Schedules. None.

    c. Exhibits. A complete listing of exhibits required is given in the Exhibit Index herein, which precedes the exhibits filed with this report.

Item 16. *Form 10-K Summary.*

    Not applicable.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Restated Certificate of Incorporation of Forrester Research, Inc. (see Exhibit 3.1 to Registration Statement on Form S-1A filed on November 5, 1996)
3.2	Certificate of Amendment of the Certificate of Incorporation of Forrester Research, Inc. (see Exhibit 3.1 to Annual Report on Form 10-K for the year ended December 31, 1999)
3.3	Certificate of Amendment to Restated Certificate of Incorporation of Forrester Research, Inc.
3.5	Amended and Restated By-Laws of Forrester Research, Inc.
4.1	Specimen Certificate for Shares of Common Stock, $.01 par value, of Forrester Research, Inc. (see Exhibit 4 to Registration Statement on Form S-1A filed on November 5, 1996)
4.2	Description of Common Stock
10.01+	Registration Rights and Non-Competition Agreement (see Exhibit 10.1 to Registration Statement on Form S-1 filed on September 26, 1996)
10.02+	Amended and Restated Employee Stock Purchase Plan
10.03+	Amended and Restated Equity Incentive Plan
10.04+	Form of Incentive Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.05+	Form of Non-Qualified Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.06+	Form of Performance-Based Stock Option Certificate (Amended and Restated Equity Incentive Plan)
10.07+	Form of Performance-Based Restricted Stock Unit Award Agreement (Amended and Restated Equity Incentive Plan)
10.08+	Form of Restricted Stock Unit Award Agreement (Amended and Restated Equity Incentive Plan)
10.09+	Form of Restricted Stock Unit Award Agreement for Directors with One-Year Vesting (Amended and Restated Equity Incentive Plan)
10.10+	Form of Stock Option Certificate with Non-Solicitation Covenant (Amended and Restated Equity Incentive Plan)
10.11+	Form of Stock Option Certificate with Non-Solicitation and Non-Competition Covenant (Amended and Restated Equity Incentive Plan)
10.12+	Form of Restricted Stock Unit Award Agreement with Non-Solicitation Covenant (Amended and Restated Equity Incentive Plan)
10.13+	Form of Restricted Stock Unit Award Agreement with Non-Solicitation and Non-Competition Covenant (Amended and Restated Equity Incentive Plan)
10.14+	Amended and Restated Executive Cash Incentive Plan
10.15+	Executive Severance Plan
10.16	Lease of Premises at Cambridge Discovery Park, Cambridge, Massachusetts dated as of September 29, 2009 from BHX, LLC, as Trustee of Acorn Park I Realty Trust to the Company
10.17	First Amendment of Lease dated as of December 21, 2009 by 200 Discovery Park, LLC, successor to BHX, LLC, as Trustee of Acorn Park I Realty Trust, and the Company
10.18	Agreement Regarding Project Rights dated as of September 29, 2009, by BHX, LLC, a Massachusetts limited liability company, as Trustee of Acorn Park I Realty Trust, a Massachusetts nominee trust, and the Company
10.19	Second Amendment of Lease dated as of February 8, 2012 by 200 Discovery Park, LLC and the Company
10.20	Third Amendment of Lease dated as of April 11, 2025 by LS 200 CDP, LLC and the Company
10.21	Lease of Premises at Cambridge Discovery Park, dated as of April 11, 2025, by and between LS 200 CDP, LLC and the Company

10.22	Credit Agreement, dated as of January 3, 2019, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders from time to time party thereto.
10.23	First Amendment to Credit Agreement, dated December 21, 2021, among the Company, as borrower, SiriusDecisions, Inc. and Whitcomb Investments, Inc., each as subsidiary guarantors, JPMorgan Chase Bank, N.A., as administrative agent, and the lenders party thereto.
10.24	Second Amendment to Credit Agreement, dated as of April 25, 2023, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties set forth on the signature pages thereto
10.25(1)	Third Amendment to Credit Agreement, dated as of March 12, 2026, among the Company, as borrower, JPMorgan Chase Bank, N.A., as administrative agent.
19.1	Forrester Research, Inc. Insider Trading Policy
21(1)	Subsidiaries of the Registrant
23.1(1)	Consent of PricewaterhouseCoopers LLP
31.1(1)	Certification of the Principal Executive Officer
31.2(1)	Certification of the Principal Financial Officer
32.1(2)	Certification of the Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2(2)	Certification of the Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97.1+	Compensation Recovery Policy
101.INS(1)	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because XBRL tags are embedded within the Inline XBRL document
101.SCH(1)	Inline XBRL Taxonomy Extension Schema Document With Embedded Linkbase Documents
104(1)	Cover Page Interactive Data File (embedded within the Inline XBRL document)

(1) Filed herewith.
(2) Furnished herewith.

+ Denotes management contract or compensation arrangements.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FORRESTER RESEARCH, INC.

By: /s/ GEORGE F. COLONY
George F. Colony
Chairman of the Board and Chief Executive Officer

Date: March 13, 2026

Pursuant to the requirement of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant in the capacities and on the dates indicated.

Signature	Capacity In Which Signed	Date
/s/ GEORGE F. COLONY George F. Colony	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	March 13, 2026
/s/ L. CHRISTIAN FINN L. Christian Finn	Chief Financial Officer (Principal Financial Officer)	March 13, 2026
/s/ SCOTT R. CHOUINARD Scott R. Chouinard	Chief Accounting Officer and Treasurer (Principal Accounting Officer)	March 13, 2026
/s/ ROBERT P. BENNETT Robert Bennett	Member of the Board of Directors	March 13, 2026
/s/ ANTHONY J. FRISCIA Anthony J. Friscia	Member of the Board of Directors	March 13, 2026
/s/ NEIL BRADFORD Neil Bradford	Member of the Board of Directors	March 13, 2026
/s/ CORINNE MUNCHBACH Corinne Munchbach	Member of the Board of Directors	March 13, 2026
/s/ WARREN ROMINE Warren Romine	Member of the Board of Directors	March 13, 2026

Notice Of 2026 Annual Meeting Of Stockholders And Proxy Statement

Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, Massachusetts 02140

George F. Colony
Chairman of the Board
and Chief Executive Officer

March 31, 2026

To Our Stockholders:

You are cordially invited to attend the 2026 Annual Meeting of Stockholders of Forrester Research, Inc., which will be held on Tuesday, May 12, 2026 at 10:00 a.m. Eastern Daylight Time. The Annual Meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2026 and entering your 16-digit control number included with these proxy materials.

On the following pages, you will find the formal notice of the Annual Meeting and our proxy statement. At the Annual Meeting you are being asked to elect six Directors, to approve an amendment and restatement of our Employee Stock Purchase Plan to increase the number of shares available for purchase under the plan, to ratify the selection of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and to approve by non-binding vote our executive compensation.

We hope that many of you will be able to attend. Thank you for your continued support and investment in Forrester.

Sincerely yours,

GEORGE F. COLONY
Chairman of the Board
and Chief Executive Officer

Forrester Research, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
May 12, 2026

Notice is hereby given that the 2026 Annual Meeting of Stockholders of Forrester Research, Inc. will be held at 10:00 a.m. Eastern Daylight Time on Tuesday, May 12, 2026. The annual meeting will be a virtual stockholder meeting, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2026 and entering your 16-digit control number included with these proxy materials. The purpose of the annual meeting will be the following:

1. To elect the six directors named in the accompanying proxy statement to serve until the 2027 Annual Meeting of Stockholders;

2. To approve an amendment and restatement of the Forrester Research, Inc. Third Amended and Restated Employee Stock Purchase Plan to increase the number of shares available for purchase under the plan;

3. To ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026; and

4. To approve by non-binding vote our executive compensation.

The foregoing items of business are more fully described in the proxy statement accompanying this notice.

Stockholders of record at the close of business on March 16, 2026 are entitled to notice of and to vote at the meeting. A list of stockholders entitled to vote at the meeting will be open to examination by any stockholder, for any purpose germane to the meeting, during normal business hours for a period of ten days before the meeting at our corporate offices at 60 Acorn Park Drive, Cambridge, Massachusetts 02140, and online during the meeting accessible at www.virtualshareholdermeeting.com/FORR2026.

If you are unable to participate in the annual meeting online, please vote your shares as provided in this proxy statement.

By Order of the Board of Directors

RYAN D. DARRAH
Secretary

Cambridge, Massachusetts
March 31, 2026

**IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THE MEETING. PLEASE
VOTE YOUR SHARES OVER THE INTERNET OR BY TELEPHONE IN ACCORDANCE WITH
THE INSTRUCTIONS SET FORTH ON THE PROXY CARD, OR COMPLETE, SIGN AND RETURN
THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE WHETHER OR
NOT YOU PLAN TO PARTICIPATE IN THE MEETING ONLINE.**

FORRESTER RESEARCH, INC.

Annual Meeting of Stockholders
May 12, 2026
PROXY STATEMENT

The Board of Directors of Forrester Research, Inc., a Delaware corporation, is soliciting proxies from our stockholders. The proxy will be used at our 2026 Annual Meeting of Stockholders and at any adjournments thereof. You are invited to attend the meeting to be held at 10:00 a.m. Eastern Daylight Time on Tuesday, May 12, 2026. The annual meeting will be held virtually, conducted via live audio webcast, through which you can submit questions and vote online. You may attend the meeting by visiting www.virtualshareholdermeeting.com/FORR2026. Be sure to have your 16-digit control number included with these proxy materials in order to access the annual meeting. This proxy statement was first made available to stockholders on or about March 31, 2026.

This proxy statement contains important information regarding our annual meeting. Specifically, it identifies the proposals upon which you are being asked to vote, provides information that you may find useful in determining how to vote, and describes voting procedures.

We use several abbreviations in this proxy statement. We call our Board of Directors the "Board", refer to our fiscal year which began on January 1, 2025 and ended on December 31, 2025 as "fiscal 2025," and refer to our fiscal year ending December 31, 2026 as "fiscal 2026". We also refer to ourselves as "Forrester" or the "Company."

Who May Attend and Vote?

Stockholders who owned our common stock at the close of business on March 16, 2026 are entitled to notice of and to vote at the annual meeting. We refer to this date in this proxy statement as the "record date." As of the record date, we had 19,175,893 shares of common stock issued and outstanding. Each share of common stock is entitled to one vote on each matter to come before the meeting.

How Do I Vote?

If you are a stockholder of record of our common stock:

1. *You may vote over the internet.* If you have internet access, you may vote your shares from any location in the world by following the "Vote by Internet" instructions on the enclosed proxy card. In addition, you may attend the annual meeting via the internet and vote during the annual meeting. Please have your 16-digit control number included with these proxy materials in order to access the annual meeting.

2. *You may vote by telephone.* You may vote your shares by following the "Vote by Phone" instructions on the enclosed proxy card.

3. *You may vote by mail.* If you choose to vote by mail, simply mark your proxy card, date and sign it, and return it in the postage-paid envelope provided.

By voting over the internet or by telephone, or by signing and returning the proxy card according to the enclosed instructions, you are enabling the individuals named on the proxy card (known as "proxies") to vote your shares at the meeting in the manner you indicate. We encourage you to vote in advance even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting. Your shares will be voted in accordance with your instructions. If a proxy card is signed and received by our Secretary, but no instructions are indicated, then the proxy will be voted "FOR" the election of the nominees for directors, "FOR" approval of the Amended and Restated Employee Stock Purchase Plan, "FOR" ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm for fiscal 2026, and "FOR" approval of the non-binding vote on our executive compensation.

How Do I Vote if My Shares are Held in Street Name?

If you hold shares in "street name" (that is, through a bank, broker, or other nominee), the bank, broker, or other nominee, as the record holder of your shares, is required to vote your shares according to your instructions. In order to vote your shares, you will need to follow the directions your brokerage firm provides you. Many brokers also offer the option of voting over the internet or by telephone, instructions for which would be provided by your brokerage firm on your voting instruction form. Please follow the instructions on that form to make sure your shares are properly voted. If you hold shares in "street name" and would like to attend the annual meeting and vote online, you must contact the person in whose name your shares are registered and follow directions provided to obtain a proxy card from that person and have it available for the annual meeting.

What Does the Board of Directors Recommend?

The Board recommends that you vote FOR the election of nominees for directors identified in Proposal One, FOR approval of the Amended and Restated Employee Stock Purchase Plan described in Proposal Two, FOR ratifying the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm as described in Proposal Three, and FOR approval by non-binding vote of our executive compensation as provided in Proposal Four.

If you are a record holder and submit the proxy card but do not indicate your voting instructions, the persons named as proxies on your proxy card will vote in accordance with the recommendations of the Board of Directors. If you hold your shares in "street name", and you do not indicate how you wish to have your shares voted, your nominee has discretion to instruct the proxies to vote on Proposal Three but does not have the authority, without your specific instructions, to vote on the election of directors or on Proposals Two or Four, and those votes will be counted as "broker non-votes".

What Vote is Required for Each Proposal?

A majority of the shares entitled to vote on a particular matter, present in person or represented by proxy, constitutes a quorum as to any proposal. The nominees for election of the directors at the meeting (Proposal One) who receive the greatest number of votes properly cast for the election of directors will be elected. As a result, shares that withhold authority as to the nominees recommended by the Board will have no effect on the outcome. The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and voting is required to approve the Forrester Research, Inc. Amended and Restated Employee Stock Purchase Plan (Proposal Two), to ratify the appointment of PricewaterhouseCoopers LLP as our independent registered public accounting firm (Proposal Three), and to approve the non-binding vote on our executive compensation (Proposal Four).

Shares represented by proxies that indicate an abstention or a "broker non-vote" (that is, shares represented at the annual meeting held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or persons entitled to vote and (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum, but are not considered to have been voted, and have the practical effect of reducing the number of affirmative votes required to achieve a majority for those matters requiring the affirmative vote of the holders of a majority of the shares present or represented by proxy and voting (Proposals Two, Three and Four) by reducing the total number of shares from which the majority is calculated. However, because directors are elected by a plurality vote, abstentions and broker non-votes will have no effect on the outcome on Proposal One.

May I Change or Revoke My Vote After I Return My Proxy Card or After I Have Voted My Shares over the Internet or by Telephone?

Yes. If you are a stockholder of record, you may change or revoke a proxy any time before it is voted by:

- returning to us a newly signed proxy bearing a later date;

- delivering a written instrument to our Secretary revoking the proxy; or

- attending the annual meeting via the internet and voting online. Simply attending the annual meeting will not, by itself, revoke your proxy.

If you hold shares in "street name", you should follow the procedure in the instructions that your nominee has provided to you.

Who Will Bear the Cost of Proxy Solicitation?

We will bear the expense of soliciting proxies. Our officers and regular employees (who will receive no compensation in addition to their regular salaries) may solicit proxies. In addition to soliciting proxies through the mail, our officers and regular employees may solicit proxies personally, as well as by mail, telephone, and electronically from brokerage houses and other stockholders. We will reimburse brokers and other persons for reasonable charges and expenses incurred in forwarding soliciting materials to their clients.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting To Be Held on May 12, 2026

This proxy statement and our Annual Report to Stockholders are available on-line at www.proxyvote.com. These materials will be mailed to stockholders who request them.

How Can I Obtain an Annual Report on Form 10-K?

Our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 is available on our website at www.forrester.com/aboutus. If you would like a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 we will send you one without charge. Please contact Investor Relations, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140, Tel: (617) 613-6000.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table and notes provide information about the beneficial ownership of our outstanding common stock as of March 16, 2026 (except as otherwise noted) by:

(i) each person who we know beneficially owns more than 5% of our common stock;

(ii) each of the executive officers named below in the Summary Compensation Table;

(iii) each member of our Board of Directors; and

(iv) our directors and executive officers as a group.

Except as otherwise indicated, each of the stockholders named in the table below has sole voting and investment power with respect to the shares of our common stock beneficially owned. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission ("SEC") and includes voting or investment power with respect to the shares. Shares subject to exercisable options and vesting restricted stock units include options that are currently exercisable or exercisable within 60 days of March 16, 2026 and shares underlying restricted stock units scheduled to vest within 60 days of March 16, 2026.

| | Common Stock Beneficially Owned | | |
Name of Beneficial Owner	Shares Beneficially Owned	Shares Subject to Exercisable Options and Vesting Restricted Stock Units	Percentage of Outstanding Shares
George F. Colony c/o Forrester Research, Inc. 60 Acorn Park Drive Cambridge, MA 02140(1)	7,380,411	—	38.8%
Portolan Capital Management, LLC 2 International Place, Floor 26 Boston, MA 02110(2)	1,163,008	—	6.1%
Robert Bennett	17,305	—	*
Neil Bradford	35,800	—	*
Anthony Friscia	31,938	—	*
Corinne Munchbach	12,737	—	*
Warren Romine	19,702	—	*
Ryan Darrah	26,567	15,150	*
L. Christian Finn	31,348	53,700	*
Carrie Johnson	31,427	53,700	*
Sharyn Leaver	21,309	35,809	*
Nate Swan	10,794	—	*
Directors, named executive officers, and other executive officers as a group (15 persons)(1)	7,640,072	191,262	40.7%

(1) Consists of: (1) 42,034 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 46 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (2) 27,690 shares held by The George F. Colony 2024 Grantor Retained Annuity Trust No. 47 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (3) 38,569 shares held by The George F. Colony 2025 Grantor Retained Annuity Trust No. 48 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (4) 500,000 shares held by The George F. Colony 2025 Grantor Retained Annuity Trust No. 49 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (5) 500,000 shares held by The George F. Colony 2025 Grantor Retained Annuity Trust No. 50 of which Mr. Colony is a trustee and has sole dispositive power and shares voting power with the 3 other trustees; (6) 1,580 shares owned by Mr. Colony's wife; and (7) 6,270,538 shares held by Mr. Colony, individually.

(2) Beneficial ownership as of February 11, 2026, as reported in a Schedule 13G filed with the SEC on February 19, 2026, stating that Portolan Capital Management, LLC (directly) and George McCabe (indirectly) have sole voting and dispositive power with respect to 1,163,008 shares.

* Less than 1%

PROPOSAL ONE:

ELECTION OF DIRECTORS

Our directors are elected annually by the stockholders. The Board has nominated Robert Bennett, Neil Bradford, George F. Colony, Anthony Friscia, Corinne Munchbach, and Warren Romine to serve one-year terms that will expire at the 2027 Annual Meeting of Stockholders. These individuals all currently serve on our Board.

The proxies intend to vote each share for which a proper proxy card has been returned or voting instructions received and not revoked in favor of the nominees named above. If you wish to withhold the authority to vote for the election of any of the nominees, your voting instructions must so indicate or your returned proxy card must be marked to that effect.

It is expected that each of the nominees will be able to serve, but if any of them is unable to serve, the proxies reserve discretion to vote, or refrain from voting, for a substitute nominee or nominees.

The following section provides information about each nominee, including information provided by each nominee about his or her principal occupation and business experience for the past five years and the names of other publicly-traded companies, if any, for which he or she currently serves as a director or has served as a director during the past five years. In addition to the information presented with respect to each nominee's experience, qualifications and skills that led our Board to conclude that he or she should serve as a director, we also believe that each of the nominees has demonstrated business acumen and a significant commitment to our company, and has a reputation for integrity and adherence to high ethical standards.

NOMINEES FOR ELECTION

Robert Bennett, 69, became a director of Forrester in July 2024. Mr. Bennett currently also serves as an independent board member of InvoiceCloud, Inc. and SimplePractice, LLC. In 2020, Mr. Bennett founded EngageSmart, Inc., a provider of vertically tailored customer engagement software and integrated payments solutions that went public in 2021, and served as its Chief Executive Officer until it was acquired in January 2024. We believe Mr. Bennett's qualifications to serve on our Board of Directors include his extensive experience in leading profitable high-growth technology companies and his expertise as a sales, marketing, and go-to-market executive.

Neil Bradford, age 53, became a director of Forrester in February 2018. Mr. Bradford is the founder and Chief Executive Officer of General Index Limited, a tech-led provider of energy and commodity benchmarks. From 2017 to March 2019, Mr. Bradford served as the Chief Executive Officer of Financial Express, Ltd., an investment ratings and fund research agency based in the United Kingdom. Prior to joining FE, Mr. Bradford was the Chief Executive Officer of Argus Media, a provider of price assessments, business intelligence and market data for the global energy and commodities markets. In 1997, Mr. Bradford co-founded Fletcher Research Limited, a UK-based technology research firm that was acquired by Forrester in 1999. Mr. Bradford served in executive roles with Forrester until 2006. We believe Mr. Bradford's qualifications to serve on our Board of Directors include his years of experience in the research and advisory business, having both founded and led companies in the industry, his prior experience as an executive officer of Forrester, and his perspective on European business as a UK citizen having worked for firms headquartered in London.

George F. Colony, age 72, is the founder of Forrester and since 1983, he has served as Chairman of the Board and Chief Executive Officer. He also has served as Forrester's President since September 2001, and he previously was Forrester's President from 1983 to 2000. We believe Mr. Colony's qualifications to serve on our Board of Directors and as its Chairman include his extensive experience in the research industry, including more than 40 years as our chief executive officer, and his significant ownership stake in the Company.

Anthony Friscia, age 70, became a director of Forrester in June 2017. Mr. Friscia is currently an independent business consultant. From 2014 to 2016, Mr. Friscia was the President and Chief Executive Officer of Eduventures, Inc., a research and advisory firm that provides proprietary research and strategic advice to higher education leaders. Previously, from 2011 to 2014, Mr. Friscia served as a consultant and special advisor to the President of the New School, a private university in New York City. In 1986, Mr. Friscia founded AMR Research, a provider of research and advice on global supply chain and enterprise technology to operations and IT executives, and served as its President and Chief Executive Officer until 2010. We believe Mr. Friscia's qualifications to serve on our Board of Directors include his years of experience in business leadership and providing strategic advice to senior leaders, including extensive experience as a chief executive officer in the research and advisory business.

Corinne Munchbach, age 38, became a director of Forrester in June 2024. Ms. Munchbach was the Chief Executive Officer of BlueConic, Inc., a SaaS company in the marketing technology space, from January 2023 to February 2025. Previously, she held various roles at BlueConic after joining in 2015, most recently as President and Chief Operating Officer. From 2010 through 2014, Ms. Munchbach served in a variety of roles at Forrester, including as an analyst covering business and consumer technology trends and the marketing tech landscape. We believe Ms. Munchbach's qualifications to serve on our Board of Directors include her thought leadership in the areas of customer data, customer experience, and marketing technology, and her operational experience as a chief executive officer.

Warren Romine, age 55, became a director of Forrester in March 2022. Mr. Romine is the founder and managing director of Orchard Knob Capital LLC, an independent financial advisory and investment firm focused on the aerospace, defense and government services markets. He is also Chairman and Chief Executive Officer of Corelis, Inc., a designer and manufacturer of software and hardware test tools used to diagnose, test and debug circuit boards. Mr. Romine served as a Senior Lecturer at Harvard Business School in the finance department from October 2022 to June 2023. From 2017 to January 2022, Mr. Romine was a Managing Director and co-head of the Aerospace and Defense group at KippsDeSanto & Co., an investment bank focused on growth-oriented aerospace, defense and technology companies. Previously, from 2013 to 2017, Mr. Romine was a Managing Director and head of the Aerospace, Defense and Government Services group at FBR & Co., an investment banking and brokerage firm. From 2006 to 2014, Mr. Romine also served as chair of the audit committee of the board of directors of RELM Wireless Corporation (now known as BK Technologies), a publicly-traded manufacturer of telecommunications products. We believe that Mr. Romine's qualifications to serve on our Board of Directors include his extensive finance and management experience in the investment banking business, his expertise regarding mergers and acquisitions, and his prior experience as a public company board member.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> THE ELECTION OF THE NOMINEES NAMED ABOVE.

Corporate Governance

We believe that good corporate governance is important to ensure that Forrester is managed for the long-term benefit of its stockholders. Based on our continuing review of the provisions of the Sarbanes-Oxley Act of 2002, rules of the Securities and Exchange Commission and the listing standards of The NASDAQ Stock Market, our Board of Directors has adopted Corporate Governance Guidelines, an amended and restated charter for the Audit Committee of the Board of Directors, and a charter for the Compensation and Nominating Committee of the Board.

Stock Retention Guidelines: Our Corporate Governance Guidelines include stock retention guidelines applicable to executive officers and directors. The guidelines, which are described in more detail below in the Compensation Discussion and Analysis section, require all directors and executive officers to hold a targeted value of our common stock within specified time frames, and include restrictions on sales of our common stock by such directors and executive officers until the guidelines have been met. These guidelines may be waived, at the discretion of the Compensation and Nominating Committee of the Board of Directors, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order.

Insider Trading Policy and Procedures: We have adopted an Insider Trading Policy that governs the purchase, sale, or other dispositions of our securities by our directors, officers and employees. We believe our Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations. A copy of our Insider Trading Policy was filed as Exhibit 19.1 to our 2024 Annual Report on Form 10-K. We currently do not have a policy regarding hedging.

Code of Business Conduct and Ethics: We also have a written code of business conduct and ethics that applies to all of our officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer, and persons performing similar functions. You can access our Code of Business Conduct and Ethics, Corporate Governance Guidelines and our current committee charters on our website, at www.forrester.com/aboutus.

Clawback Policy: Our Board of Directors has adopted a Compensation Recovery Policy ("Clawback Policy") to comply with the final clawback rules adopted by the SEC under Rule 10D-1 and the listing standards of The NASDAQ Stock Market. The Clawback Policy provides for the mandatory recovery of erroneously awarded incentive-based compensation received by covered officers if we are required to prepare a financial restatement. Under the Clawback Policy, the Board may recoup from the covered officers erroneously awarded incentive compensation received on or after October 2, 2023 within a lookback period of the three completed fiscal years preceding the date on which we are required to prepare an accounting restatement.

Information With Respect to Board of Directors

Board of Directors

Our Board of Directors has determined that each of the current directors, with the exception of Mr. Colony, our Chairman and Chief Executive Officer, is independent under applicable NASDAQ standards as currently in effect.

Our Board of Directors held five meetings during fiscal 2025. Each director attended at least 75 percent of the aggregate of the meetings of the Board of Directors and of each committee of which he or she is a member. Forrester does not require directors to attend the annual meeting of stockholders. Mr. Colony, who presided at the meeting, attended the 2025 annual meeting of stockholders, as did Mr. Friscia. Historically, very few stockholders have attended our annual meeting and we have not found it to be a particularly useful forum for communicating with our stockholders.

Audit Committee

Our Audit Committee consists of three members: Warren Romine, Chair, Neil Bradford, and Corinne Munchbach, each of whom, in addition to satisfying the NASDAQ independence standards, also satisfies the Sarbanes-Oxley independence requirements for audit committee membership. In addition, the Board has determined that Mr. Romine is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission, and all of the members of the Audit Committee satisfy the financial literacy standards of NASDAQ. The Audit Committee held five meetings during fiscal 2025. The responsibilities of our Audit Committee and its activities during fiscal 2025 are described in the committee's amended and restated charter, which is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

Compensation and Nominating Committee

Our Compensation and Nominating Committee consists of three members: Tony Friscia, Chair, Robert Bennett, and Corinne Munchbach. The Compensation and Nominating Committee held six meetings during fiscal 2025. The Compensation and Nominating Committee has authority, as specified in the committee's charter, to, among other things, evaluate and approve the compensation of our Chief Executive Officer, review and approve the compensation of our other executive officers, administer our stock plans, and oversee the development of executive succession plans for the CEO and other executive officers. The committee also has the authority to identify and recommend to the Board qualified candidates for director. The Compensation and Nominating Committee charter is available on our website at www.forrester.com/aboutus. The charter will also be made available without charge to any stockholder who requests it by writing to Forrester Research, Inc., Attn: Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140.

Compensation Committee Interlocks and Insider Participation

No person who served during the past fiscal year as a member of our Compensation and Nominating Committee is or was an officer or employee of Forrester, or had any relationship with Forrester requiring disclosure in this proxy statement. During the past fiscal year, none of our executive officers served as a member of the board of directors of another entity, any of whose executive officers served as one of our directors.

Board Leadership Structure

At the present time, Mr. Colony serves as both Chairman of the Board and Chief Executive Officer. Mr. Colony is a significant stakeholder in Forrester, beneficially owning approximately 39% of our outstanding common stock. As such, we believe it is appropriate that he set the agenda for the Board of Directors in addition to serving as the Chief Executive Officer. We also do not believe that the size of the Company warrants the division of these responsibilities.

In 2025, the Board of Directors selected Tony Friscia to act as lead independent director following the retirement of Robert Galford. In this role, Mr. Friscia presides at executive sessions of the independent directors and will bear such further responsibilities as the Board as a whole may designate from time to time.

The Board's Role in Risk Oversight; Risk Considerations in our Compensation Programs

The Board's role in the Company's risk oversight process includes receiving regular reports from members of management on areas of material risk to the Company, including financial, strategic, operational, cybersecurity, ESG, legal and regulatory risks. The full Board (or the appropriate Committee in the case of risks that are under the purview of a particular Committee) receives these reports from the appropriate manager within the Company. When a committee receives such a report, the Chair of the relevant Committee reports on the discussion to the full Board during the Committee reports portion of the next Board meeting, enabling the full Board to coordinate the risk oversight role, particularly with respect to risk interrelationships.

Our Compensation and Nominating Committee does not believe that our compensation programs encourage excessive or inappropriate risk taking. We structure our pay programs to consist of both fixed and variable compensation, with the fixed base salary portion providing steady income regardless of our stock price performance. The variable components, consisting of cash bonus and stock-based awards, are designed to reward both short and long-term performance. Targets under our bonus plans are typically a function of contract value (CV) bookings and modified operating income (described in greater detail in the Compensation Discussion and Analysis below), important financial metrics for our business. For long-term performance, we generally have awarded restricted stock units vesting over four years and, commencing in 2023, have also periodically awarded stock options and performance-based restricted stock units. We believe that the variable elements of compensation are a sufficient percentage of overall compensation to motivate executives to produce excellent short and long-term results for the Company, while fixed base salary is also sufficiently high such that the executives are not encouraged to take unnecessary or excessive risks. In addition, our bonus plan funding metrics apply company-wide, regardless of function or client group, which we believe encourages relatively consistent behavior across the organization. We cap our executive bonuses at 1.56 times target company performance. Therefore, even if Company performance dramatically exceeds target performance, bonus payouts are limited. Conversely, we have a minimum threshold on Company performance under our executive bonus plan approved by the Compensation and Nominating Committee so that the bonus plan is not funded at performance below a certain level. We also believe that our Executive Severance Plan described in detail below, which provides severance compensation in the event of involuntary termination of employment without cause and in connection with a change in control, promotes stability and continuity of operations.

Director Candidates

As noted above, the Compensation and Nominating Committee has responsibility for recommending nominees for election as directors of Forrester. Our stockholders may recommend individuals for this committee to consider as potential director candidates by submitting their names and background to the "Forrester Research Compensation and Nominating Committee", c/o Chief Legal Officer and Secretary, 60 Acorn Park Drive, Cambridge, MA 02140. The Compensation and Nominating Committee will consider a recommended candidate for the next annual meeting of stockholders only if biographical information and background material are provided no later than the date specified below under "Stockholder Proposals" for receipt of director nominations.

The process that the Compensation and Nominating Committee will follow to identify and evaluate candidates includes requests to Board members and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of the Compensation and Nominating Committee. Assuming that biographical and background material is provided for candidates recommended by the stockholders, the Compensation and Nominating Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

In considering whether to recommend any candidate for inclusion in the Board's slate of recommended director nominees, including candidates recommended by stockholders, the Compensation and Nominating Committee will apply the criteria set forth in the committee's charter and in the Corporate Governance Guidelines. These criteria include, among others, the candidate's integrity, age, experience, commitment, diligence, conflicts of interest, and the ability to act in the interests of all stockholders. The Compensation and Nominating Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. We believe that the backgrounds and qualifications of the directors, considered as a group, should provide a composite mix of experience, knowledge and abilities, including direct operating experience, that will allow the Board to fulfill its responsibilities.

In addition, our by-laws permit stockholders to nominate directors for election at an annual meeting of stockholders, other than as part of the Board's slate. To nominate a director, in addition to providing certain information about the nominee and the nominating stockholder, the stockholder must give timely notice to Forrester, which, under our advance notice by-law, requires that the notice be received by us no less than 90 nor more than 120 days prior to the anniversary date of the preceding annual meeting of stockholders. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19 under the Securities Exchange Act of 1934. In accordance with our by-laws, the 2027 Annual Meeting will be held on May 11, 2027.

Communications from Stockholders

The Board will give appropriate attention to communications on issues that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, the Compensation and Nominating

Committee, with the assistance of the Chief Legal Officer and Secretary, will be primarily responsible for monitoring communications from stockholders and will provide copies of summaries of such communications to the other directors as deemed appropriate.

Stockholders who wish to send communications on any topic to the Board should address such communications to the Forrester Research Compensation and Nominating Committee, c/o Chief Legal Officer and Secretary, Forrester Research, Inc., 60 Acorn Park Drive, Cambridge, MA 02140.

Corporate Responsibility

Forrester recognizes the importance of being accountable not only to our stockholders, but also to a broader range of stakeholders, including our customers, employees and the public in general. Our goal is to effect positive change in society and for our planet through our research, data, and expertise.

Our culture emphasizes certain key values — including client, courage, collaboration, integrity, and quality — that we believe are critical to deliver Forrester's unique value proposition of helping business and technology leaders use customer obsession to drive growth. In addition, we seek to foster a culture where employees can be creative, feel supported and empowered, and are encouraged to think boldly about new ideas.

Attracting, retaining, and developing the best and brightest talent around the globe is critical to the ongoing success of our company. To this end, we focus on attracting and the hiring of all backgrounds and perspectives, with the goals of improving employee retention and engagement, strengthening the quality of our research, and improving client retention and customer experience. We field regular all-employee surveys to measure our progress against our goals.

We have a robust learning and development program and celebrate and enrich the Forrester culture through frequent recognition of achievements. To keep employees and teams connected and inspired to do their best work, we have enhanced the learning and development opportunities for our employees across a broad range of initiatives including new hire and onboarding and leadership training. We also support our employees' efforts to serve in their local communities by offering each employee the opportunity to take paid volunteer days each calendar year. In addition, we and our employees frequently contribute funds or goods to support philanthropic and community giving efforts. In 2025, our employees dedicated approximately 1,000 hours to serving their local communities. Past initiatives have included employee participation in sponsored charitable events and distribution of goods through select disaster relief organizations.

Forrester also recognizes a shared responsibility to respect and protect the environment. Although our facilities and operations have a small ecological footprint, we reduce the environmental impact of our business through various waste reduction practices, including WELL and LEED certified/eco-friendly buildings, recycling, and battery disposal. In addition, we have invested in multiple technologies to facilitate remote work that can in many cases reduce the need for travel and the related environmental impacts, and our hybrid work policy has significantly reduced the time spent commuting to most of our major offices.

Our clients trust us with some of their most sensitive confidential information, and we take our obligation to secure it seriously. We have implemented appropriate technical and organizational measures to ensure a level of security appropriate to the risk of disclosure of this information, and we attempt to minimize the amount of personally identifiable information regarding third parties in our possession. When the processing of personally identifiable information is unavoidable, we strive to comply with all applicable laws and regulations, including the European Union General Data Protection Regulation (GDPR), the California Consumer Privacy Act (as amended by the California Privacy Rights Act), and similar data privacy laws of other U.S. states. We have also implemented a Privacy Impact Assessment process to be used before we contract with new vendors of products or services that may have access to confidential and/or personal information.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Executive Summary

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

2025 Business Results

In 2025, we fell short of the financial goals we had set at the beginning of the year, with revenues decreasing by approximately 8% to $396.9 million. Despite this, the Company met its final revenue, adjusted operating margin and adjusted earnings per share guidance for the year.

Compensation for Performance

A substantial amount of the total compensation of our executive officers is linked to our performance, both through short-term cash incentive compensation and long-term equity incentive compensation. We believe this aligns our executives' incentives with our objective of enhancing stockholder value over the longer term.

Cash Compensation.   A significant portion of the current cash compensation opportunity for our executive officers is achieved through our Amended and Restated Executive Cash Incentive Plan (the "Executive Cash Incentive Plan"). As described in more detail below, payments under the plan are based on company financial performance metrics (for 2025, the booked sales accounts for the Company's CV products, or "CV bookings", and modified operating income). By design, our plan pays more when we perform well and less, or nothing, when we do not.

Equity Awards.   Another key component of compensation for our executive officers consists of long-term equity incentives, both in the form of restricted stock units (RSUs) and, in some cases, stock options. In 2025, all stock options and a portion of the RSUs granted to executive officers vest over time, with 25% to vest annually over four years. Additional RSUs granted in 2025 include a performance-based vesting condition tied to CV growth and Adjusted EBITDA margin in 2027. We believe these awards have retention value and reflect a balance between short-term financial performance and long-term stockholder return, supporting our performance-based compensation. Consistent with past years, we did not grant equity awards in 2025 to George Colony, our Chairman and Chief Executive Officer, who is the beneficial owner of approximately 39% of our common stock.

Compensation Program Changes in 2025

Base Salary and Short-Term Cash Incentive Compensation.   Based on a review of market data, and taking into account the contributions of the named executive officers and our financial performance in 2024, during its annual executive compensation review our Compensation and Nominating Committee (the "Committee") increased, effective April 1, 2025, both the base salaries and the target cash incentive bonus amounts of the named executive officers, other than Mr. Colony, by an average of approximately 4.4% over 2024, as discussed further below. In addition, the Committee approved an increase in Mr. Colony's base salary to $650,000 effective April 1, 2025, after it had been reduced to $1.00 on an annualized basis since May of 2023, as well as a 3.7% reduction in Mr. Colony's target cash incentive bonus amount. Prior to the reduction in May 2023, Mr. Colony's base salary had been $600,000.

Executive Cash Incentive Plan.   In 2025, the Committee reinstated the bonus program under the Executive Cash Incentive Plan after suspending it for 2024.

Long-Term Equity Incentive Compensation.   In 2025, the Committee approved annual equity awards to our executive officers, other than Mr. Colony, consisting of a combination of time-based and performance-based RSUs and stock options. This contrasted to 2024, when the Committee determined that the equity awards to our executive officers would consist solely of time-based RSUs.

Stock Retention Guidelines.   As a result of its annual review of the Company's stock retention guidelines described in more detail below, the Committee decided to update the retention targets for all executive officers and directors to align the targets with changes in annual compensation and stock market fluctuations.

<u>Say on Pay Stockholder Vote</u>.   As we have done each year since 2011, in 2025 we submitted our executive compensation program to an advisory vote of our stockholders and, consistent with the results of our previous say on pay votes, it received the support of 99% of the total votes cast at our annual meeting. We pay careful attention to any feedback we receive from our stockholders about our executive compensation program, including the say on pay vote. The Committee considered this feedback when setting our executive cash compensation program and granting equity awards to executives in 2025 and will continue to consider stockholder feedback in its subsequent executive compensation decision making.

Compensation Objectives and Strategy

The primary purpose of our executive compensation program is to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. Our principal objectives and strategy concerning our executive compensation program are as follows:

- encourage achievement of key Company values — including client service, quality, collaboration, courage and integrity — that we believe are critical to our continued growth;

- base cash compensation on individual attainment of goals and responsibility, teamwork, and our short-term financial performance;

- align employees' incentives with our objective of enhancing stockholder value over the longer term through long-term incentives, principally in the form of stock options and RSUs vesting over time and RSUs subject to performance conditions; and

- emphasize individual excellence and encourage employees at all levels, as well as executive officers, to take initiative and lead individual projects that enhance our performance.

These objectives and strategy are reviewed each year by the Committee, which oversees our executive compensation program. In furtherance of these objectives, the Committee takes the following actions each year:

- reviews the performance of George Colony, our Chairman and Chief Executive Officer, including his demonstration of leadership and his overall contribution to the financial performance of the Company;

- reviews the assessment by Mr. Colony of the performance of the other executive officers against their individual and team goals;

- reviews the company-wide financial goals that are used in the calculation of the cash incentive compensation for our executives;

- reviews all components of compensation for each executive officer: base salary, short-term cash incentive compensation, and long-term equity incentive compensation;

- assesses relevant market data; and

- holds executive sessions (without our management present) as appropriate to accomplish the above actions.

Mr. Colony also plays a substantial role in the compensation process for the other executive officers, primarily by recommending annual goals for the executives reporting directly to him, evaluating their performance against those goals, and providing recommendations on their compensation to the Committee.

The Committee did not engage an independent compensation consultant in 2025 for its general executive compensation analysis because the members were comfortable relying on their independent review of the market data, surveys and other supporting information provided by management, taking into account that the Company does not offer special perquisites, deferred compensation plans, or other special executive compensation arrangements. The Committee believes it is adequately experienced to address relevant issues and discharge its responsibilities consistent with the Company's compensation objectives and philosophy.

The Committee has not historically used formal benchmarking data to establish compensation levels but has relied instead on relevant market data and surveys to design compensation packages that it believes are competitive with other similarly situated companies or those with whom we compete for talent. While compensation surveys provide useful data for comparative purposes, the Committee believes that successful compensation programs also require the application of sound judgment and subjective determinations of individual and Company performance.

The Committee believes it is helpful to utilize data compiled from a wide array of companies and believes it important to consider comparative data from companies of comparable size and revenue, operating within a comparable industry, and located or operating within our principal geographic markets. In setting executive compensation for 2025, the Committee primarily considered data from the Radford Global Compensation Database, which included companies with annual revenues from $200 million to $1 billion, as well as comparable companies in the industries and geographies applicable to our executives. For each of the Company's executive officers, the data the Committee reviewed included comparative market percentiles for base salary, total annual cash compensation opportunity (or "on-target earnings"), and total direct compensation (on-target earnings plus equity incentives). The Committee determined that each of the compensation components of the named executive officers, other than Mr. Colony, were aligned with the comparative market data considering experience, role criticality, and performance and, accordingly, made its decisions regarding 2025 executive compensation with the goal of maintaining that status.

Since Mr. Colony owns such a substantial percentage of our common stock, the Committee references the available market data on chief executive officer compensation for comparison purposes put does not place substantial weight on that data when setting his executive compensation.

Elements of Compensation

Compensation for our named executive officers consists of the following principal components:

- base salary;
- short-term cash incentive compensation;
- long-term equity incentive compensation, principally in the form of stock options and RSUs;
- severance and change-of-control benefits; and
- other benefits available generally to all full-time employees.

We do not have an express policy for weighting different elements of compensation or for allocating between long-term and short-term compensation, but we do attempt to maintain compensation packages that will advance our overall compensation objectives. In reviewing and setting the compensation of each executive officer, we consider the individual's position with the Company and his or her ability to contribute to achievement of strategic and financial objectives.

In 2025, as illustrated below, base salaries for our named executive officers, other than Mr. Colony, represented an average of approximately 33.0% of total target compensation for these individuals, while the base salary for Mr. Colony represented 50.0% of his total target compensation. Because of Mr. Colony's significant ownership of our common stock, the Committee generally does not grant equity-based awards to him, resulting in a higher ratio of base salary to total target compensation than that of the other named executive officers.


CEO Pay Mix - Fiscal Year 2025 (Target)
50.0%
50.0%
Base Salary
Annual Cash Incentive


All Other NEOs Pay Mix-Fiscal Year 2025 (Target)
22.0%
33.0%
45.0%
Base Salary
Stock Options and RSUs
Annual Cash Incentive

Base Salary. The Committee approves the base salaries of our named executive officers annually by evaluating the responsibilities of their position, the experience and performance of the individual, and as necessary or appropriate, survey and market data. The base salary of a named executive officer is also considered together with the other components of his or her compensation to ensure that both the executive's total cash compensation opportunity (or "on-target earnings") and the allocation between base salary and variable compensation for the executive are in line with our overall compensation philosophy and business strategy. Additionally, the Committee may adjust base salary more frequently than annually to address retention issues or to reflect promotions or other changes in the scope or breadth of an executive's role or responsibilities.

Our goal is to pay base salaries to our named executive officers that are competitive with the base salaries of companies that are similarly situated or with which we compete to attract and retain executives, while taking into account total on-target earnings, and remaining consistent with our overall compensation objectives with respect to variable compensation. In February 2025, taking into account the market data discussed above, the respective tenures, experience and performance of the named executive officers and our financial performance in 2024, the Committee decided to increase the base salaries of the named executive officers, other than Mr. Colony, by an average of 4.4% over 2024, with such changes effective as of April 1, 2025. In addition, the Committee approved an increase in Mr. Colony's base salary to $650,000 effective April 1, 2025, after it had been reduced to $1.00 on an annualized basis since May of 2023. Prior to such reduction, Mr. Colony's base salary had been $600,000.

Short-Term Cash Incentive Compensation. A significant portion of each of our named executive officers' total annual cash compensation is typically dependent on our achievement of annual financial objectives set forth under our Executive Cash Incentive Plan. In 2025, the Committee reinstated the bonus program under the Executive Cash Incentive Plan after suspending it for 2024. Payouts under the plan are made annually in arrears.

An individual named executive officer's annual bonus payout under the Executive Cash Incentive Plan is based on the following factors, which are discussed in more detail below:

- the named executive officer's target award;
- the Company's financial performance; and
- if applicable, the named executive officer's individual and/or team performance.

Effective April 1, 2025, as part of its executive compensation reviews, the Committee increased the target cash incentive bonus amounts for each of the named executive officers, other than Mr. Colony, by an average of approximately 4.4%, taking into account the Company's financial performance in 2024, the market data discussed above, and the respective tenures, experience and performance of our named executive officers. Also effective April 1, 2025, the Committee decreased the target cash incentive bonus amount for Mr. Colony from $675,000 to $650,000. After giving effect to these adjustments, the average annual target cash incentive bonus amount for our named executive officers was approximately 73.3% of that person's base salary.

For purposes of the Executive Cash Incentive Plan, the financial performance of our Company for 2025 was measured based on booked sales accounts of our CV products (referred to as "CV bookings") and modified operating income. Generally speaking, we define CV products as those services that our clients use over a year's time and that are renewable periodically, usually on an annual basis. Our CV products primarily consist of our subscription research products. Because CV products are our most profitable products and historically our contracts for CV products have renewed at high rates (as measured by our client retention and wallet retention metrics), the Company views CV as one of its key metrics. The Committee also selected CV bookings as one of the metrics because we believe that CV bookings provide an important measure of our current business activity and estimated future revenues.

We define modified operating income to mean the Company's operating income assuming cash incentive compensation payouts under the Executive Cash Incentive Plan and the Forrester Employee Bonus Plan at target levels and excluding amortization of acquisition-related intangible assets, restructuring costs, costs associated with acquisition activities, stock-based compensation and other non-recurring items. The Committee selected modified operating income as the other key metric because we believe modified operating income provides a comprehensive measure of our financial performance that takes into account the importance of both revenue growth and expense management. In addition, by linking payouts under the plan to the Company's profitability, we provide our employees with the opportunity to share in our profits while assuring that payouts are only made if we achieve a satisfactory, pre-approved level of profitability, taking into account the nature of our business, planned investments to support growth of the business, and the economic environment.

The Committee may adjust the CV bookings and modified operating income metrics, as it deems appropriate, to include or exclude particular non-recurring items to avoid unanticipated results and to promote, and provide appropriate incentives for, actions and decisions that are in the best interests of the Company and its stockholders.

The Executive Cash Incentive Plan was structured as follows in 2025, similar in structure to that in recent years (other than 2024, during which the bonus program was suspended):

- A matrix for 2025 containing CV bookings on the x axis and modified operating income on the y axis was approved by the Committee under the plan based on the Company's 2025 operating plan approved by the Board of Directors. Minimum CV bookings and modified operating income levels were set taking into account the Company's recent levels of CV bookings and modified operating income and planned investments to support growth of the business. Failure of our Company to meet either of these minimum levels would result in each executive officer being ineligible to receive any bonus payout. The minimum, target and maximum levels of CV bookings and modified operating income under the Executive Cash Incentive Plan approved by the Committee were as follows (all dollars in thousands):

	CV Bookings		Modified Operating Income	
Minimum	$	276,000	$	18,915
Target	$	306,000	$	37,830
Maximum	$	337,000	$	47,288

- If the Company's target CV bookings and modified operating income were both exactly achieved, the Executive Cash Incentive Plan allowed for the payment of 100% of a named executive officer's target award.

- If both CV bookings and modified operating income were above the minimum thresholds but neither exceeded the target, the bonus payout would be between 0% and 100% of the target award.

- If both CV bookings and modified operating income were above the minimum thresholds but only modified operating income exceeded the target, the bonus payout would be between 88% and 144% of the target award.

- If both CV bookings and modified operating income were above the minimum thresholds but only CV bookings exceeded the target, the bonus payout would be between 12% and 113% of the target award.

- If both of the applicable target CV bookings and modified operating income were exceeded, the plan allowed for the payment of up to 156% of a named executive officer's target award.

The Company's actual CV bookings and modified operating income for 2025 were $282.4 million and $19.5 million, respectively, resulting in 2% of each named executive officer's target award being payable, as is set forth in the Summary Compensation Table under the heading "Non-Equity Incentive Plan Compensation." This illustrates the pay for performance structure of the compensation awarded to our named executive officers, as our 2025 CV bookings and modified operating income were both substantially below our target levels. Following its determination of the payout amount to the named executive officers under the Executive Cash Incentive Plan, the Committee considered the contributions of our named executive officers to expense management and evaluated the Company's performance during a challenging 2025. Based on that evaluation, the Committee determined to award each of the named executive officers a discretionary cash bonus equal to 25% of such officer's target award under the Executive Cash Incentive Plan as of December 31, 2025, as is set forth in the Summary Compensation Table under the heading "Bonus." The Committee similarly approved discretionary cash bonuses of up to 52% of the applicable target awards for employees of the Company participating in the Forrester Employee Bonus Plan .

Long-term Equity Incentive Compensation.   Our annual equity awards to executive officers historically have consisted of time-based RSUs and, in some years like 2025, performance-based RSUs and time-based stock options granted under our equity incentive plan.

All stock-based compensation awards granted to our executive officers are granted by the Committee. We believe that stock-based awards help to motivate and retain executives and also align management's incentives with long-term stock price appreciation. In general, we believe that the combination of time-based and performance-based equity awards serves to encourage retention while further aligning the interests of executives and stockholders, as the awards have value only if the recipient continues to provide service to the Company through the vesting date and (in the case of stock options) our stock price increases from that at grant date or (in the case of performance-based RSUs) performance metrics are met. In addition, while time-based RSUs have immediate compensatory value to the recipient upon vesting, increases in our share price provide significant additional compensatory value to the recipient, and decreases in the share price reduce the original compensation value of the award. Neither the Company nor our board of directors, including the Committee, has any plan, program or practice of timing equity incentive awards in coordination with the release or withholding of material non-public information.

In determining the size and nature of stock-based awards for 2025, the Committee considered the aggregate number of stock-based awards outstanding relative to the Company's total shares outstanding, the retentive value of outstanding stock-based awards (including the performance-based RSUs and stock options awarded to certain of the named executive officers in 2023), the average aggregate size of stock-based awards made to executive officers of companies that are similarly situated or with which we compete to attract and retain executives, and the individuals that they believed were most likely to contribute to or influence a return to the Company's historical growth levels and improvement in the Company's operating margin. On March 20, 2025, the Committee reviewed and approved the grant of time-based RSUs, performance-based RSUs (PSUs), and time-based stock options to each of Ryan Darrah, our Chief Legal Officer and Secretary, Chris Finn, our Chief Financial Officer, Carrie Johnson, our Chief Product Officer, Sharyn Leaver, our Chief Research Officer, and Nate Swan, our Chief Sales Officer, effective April 1, 2025, as follows: Mr. Darrah was granted 21,666 RSUs, 10,833 PSUs, and 23,333 stock options; Mr. Finn was granted 33,333 RSUs, 16,666 PSUs, and 66,666 stock options; Ms. Johnson was granted 33,333 RSUs, 16,666 PSUs, and 66,666 stock options; Ms. Leaver was granted 25,000 RSUs,

12,500 PSUs, and 33,333 stock options; and Mr. Swan was granted 33,333 RSUs, 16,666 PSUs, and 66,666 stock options. The Committee determined that the time-based RSUs and stock options would vest 25% annually over four years. The stock options were granted at an exercise price of $9.36, which was equal to the closing market price of our common stock on the grant date of April 1, 2025.

Each PSU granted to the named executive officers in 2025 entitles the applicable officer to receive on or after March 1, 2028, prior to deducting the applicable number of shares necessary to satisfy withholding tax obligations, one share of the Company's common stock, if each of the two performance levels described below are met and the officer remains employed by the Company. The first performance metric is the Company's CV as of December 31, 2027 (referred to as Measurement Year CV), as reported along with the release of our consolidated financial results for the fiscal year ending December 31, 2027, and as adjusted to reflect the foreign currency rates used to calculate the Company's CV reported for the year ended December 31, 2024. The second performance metric is the Company's Adjusted EBITDA margin for the year ending December 31, 2027 (referred to as Measurement Year Adjusted EBITDA Margin), defined as our consolidated adjusted income from operations plus depreciation, divided by total revenues, as reported along with the release of our consolidated financial results for the year ending December 31, 2027. If both target performance levels are exactly met, the PSUs will vest at 100%. Failure to achieve the minimum performance threshold for CV will result in forfeiture of all of the PSUs. If the Company achieves the minimum performance level for CV, a number of PSUs equal to 75% of the total PSUs (referred to as the "CV Growth PSUs") will vest as follows. The aggregate number of CV Growth PSUs that will vest will be equal to the CV Growth PSUs multiplied by the applicable percentage set forth in the table below. If Measurement Year CV falls between two of the percentiles below, the applicable percentage will be interpolated on a straight-line basis.

Measurement Year CV	Applicable Percentage of CV Growth PSUs
90% of CV Growth Target (Minimum CV Growth Threshold)	30%
95% of CV Growth Target	50%
CV Growth Target	100%
105% of CV Growth Target	150%

If the Company achieves the minimum performance levels for both CV and Adjusted EBITDA Margin, a number of PSUs equal to 25% of the total PSUs (referred to as the "Adjusted EBITDA Margin PSUs") will vest as follows. The aggregate number of Adjusted EBITDA Margin PSUs that will vest will be equal to the Adjusted EBITDA Margin PSUs multiplied by the applicable percentage set forth in the table below. If Measurement Year Adjusted EBITDA Margin falls between two of the percentiles below, the applicable percentage will be interpolated on a straight-line basis.

Measurement Year Adjusted EBITDA Margin	Applicable Percentage of Adjusted EBITDA Margin PSUs
One % point below Adjusted EBITDA Margin Target (Minimum Adjusted EBITDA Margin Threshold)	30%
Adjusted EBITDA Margin Target	100%
One % point above Adjusted EBITDA Margin Target	125%
Two % points above Adjusted EBITDA Margin Target	150%

The maximum number of shares that can vest under each PSU award is 150% of the original grant amount. The Committee decided that using scaled metrics was appropriate to achieve the objectives of longer-term strategic thinking and retention of key talent, taking into account planned investments to support growth in the business and the overall business environment. The Committee may appropriately adjust any evaluation of performance to the extent deemed necessary to take into account non-recurring items including, but not limited to, acquisitions, divestitures or significant restructuring charges.

Given Mr. Colony's significant ownership of our common stock, the Committee did not grant stock options, RSUs or PSUs to Mr. Colony in 2025.

Severance and Change in Control Agreements.   Effective May 15, 2014, we adopted the Forrester Research, Inc. Executive Severance Plan (the "Severance Plan"), applicable to all of our executive officers, including the named executive officers. Similar to plans maintained by many other companies, our Severance Plan provides for payments and benefits to our executive officers upon a qualifying termination of employment, including in connection with a change in control. Further detail on the Severance Plan is contained below under the heading "Severance and Change-of-Control Benefits." We believe that the Severance Plan functions as a retention tool for our executive officers to remain with the Company and enable the executive officers to focus on the continuing business operations and, as applicable, the success of a potential business combination that the Board of Directors has determined to be in the best interests of the stockholders. We believe this results in stability and continuity of operations.

Other Benefits

As employees of our Company, our executive officers are eligible to participate in all Company-sponsored benefit programs on the same basis as other full-time employees, including health and dental insurance and life and disability insurance. In addition, our executive officers are eligible to receive the same employer match under our 401(k) plan as is applicable for all participating employees and to participate in our employee stock purchase plan, pursuant to which participants may elect to purchase shares of our stock on a semi-annual basis at a 15% discount based on the lower of the price of our stock at the beginning and end of each period. We do not offer any supplemental executive health and welfare or retirement programs, or provide any other supplemental benefits or perquisites, to our executives.

Stock Retention Guidelines

Our Corporate Governance Guidelines include stock retention guidelines to further align the interests of our directors and executive officers with those of our stockholders. Members of our executive team and Board of Directors are subject to these stock retention guidelines for so long as they remain an executive officer, or serve as a director, of the Company.

The guidelines require directors of the Company to acquire and hold during their service as a Forrester Board member shares of Forrester's common stock ("Common Stock") equal in value to at least two times their total annual compensation from Forrester (including cash retainer and grant date value of equity grants) as in effect on April 1, 2025 (or, if later, the date of commencement of Board service or such other date as the Committee shall designate). Directors have five years from the date of commencement of their Board service to meet the target stock ownership guideline.

Executive officers of the Company are required to acquire and hold during their service as a Forrester executive team member shares of Common Stock equal in value to at least one times their total annual on-target earnings (defined as base salary plus total annual cash compensation opportunity) as in effect on April 1, 2025 (or, if later, the date of commencement of executive team service or such other date as the Committee shall designate). Executive officers have five years from the date of commencement of executive team service to meet the target stock ownership guideline.

In July of 2025 the Committee determined that the retention targets for all executive officers and directors would be adjusted, effective immediately, using the 200 day moving average closing stock price of the Company as of April 1, 2025 and the on-target earnings (for executive officers) and total compensation (for directors) as of April 1, 2025 for purposes of calculating such targets.

Until such time as a director or officer reaches his or her share ownership guideline, the director or officer may sell shares of Common Stock only to the extent that, subsequent to such sale, such director or officer continues to hold more shares than he or she held as of December 31 of the preceding year. In addition, if a director or officer has not reached his or her share ownership guideline within the required accumulation period, he or she will be required to retain 100% of the net shares of Forrester common stock delivered to him or her upon the exercise or vesting of stock awards held by him or her until such guideline is reached. Net shares are the number of shares remaining after shares are sold or netted to pay the exercise price of stock options and withholding taxes. For directors, the applicable withholding taxes will be presumed to be the minimum withholding tax applicable to an employee. All directors and executive officers are expected to continuously own sufficient shares to meet the guideline once it has been reached. Unexercised stock options and unvested restricted stock units will not count toward meeting the stock ownership guidelines.

These guidelines may be waived, at the discretion of the Committee, if compliance with the guidelines would create severe hardship or prevent an executive officer or director from complying with a court order. The Committee will reassess these guidelines on an annual basis, taking into account factors such as compensation and stock price changes. Our directors and executive officers have complied in full with these guidelines since their initial adoption.

Impact of Tax and Accounting on Compensation Decisions

As a result of federal tax legislation enacted in December 2017, compensation paid to certain of our executive officers in excess of $1 million per person per year will not be deductible unless it qualifies for transition relief applicable to certain compensation arrangements in place as of November 2, 2017 and not later materially modified.

The Committee believes that the interests of our stockholders are best served if the Committee continues to retain flexibility and discretion to approve and amend compensation plans, agreements and arrangements to support our corporate objectives, even if a plan, agreement or arrangement does not qualify for full or partial tax deductibility and even if an amendment results in a loss or limitation of tax deductibility. Despite the changes as a result of the 2017 tax legislation, the Committee currently expects (consistent with its executive compensation philosophy) to structure executive compensation programs such that a significant portion of executive compensation is linked to our performance.

The Committee also takes into consideration the accounting treatment of the different forms of awards it may grant to executive officers.

Compensation Committee Report

The Compensation and Nominating Committee of the Board of Directors has reviewed and discussed the Compensation Discussion and Analysis included in this proxy statement with management and, based on this review and discussion, recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Compensation and Nominating Committee

Anthony Friscia, Chair
Robert Bennett
Corinne Munchbach

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

SUMMARY COMPENSATION TABLE

The following table shows the compensation earned by our Chief Executive Officer, our Chief Financial Officer, each of our three other most highly compensated executive officers as of December 31, 2025, and one of our other highly compensated executive officers who ceased serving as an executive officer in October 2025. We refer to these officers as the "named executive officers."

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(3)	Total ($)
George F. Colony	2025	472,500	162,500	—	—	13,000	25,332	673,332
Chairman of the Board and	2024	51	182,250	—	—	—	32,992	215,293
Chief Executive Officer	2023	207,993	—	—	—	—	36,928	244,921
L. Christian Finn	2025	435,240	82,683	467,991	225,564	6,615	14,576	1,232,668
Chief Financial Officer	2024	420,025	85,045	499,982	—	—	18,811	1,023,864
	2023	420,275	125,993	746,862	430,930	—	19,894	1,743,954
Ryan Darrah	2025	360,177	45,500	304,191	78,947	3,640	13,956	806,411
Chief Legal Officer and Secretary								
Carrie Johnson	2025	440,447	83,672	467,991	225,564	6,694	14,370	1,238,739
Chief Product Officer	2024	425,050	86,063	499,982	—	—	19,169	1,030,264
	2023	425,300	127,500	746,862	430,930	—	17,820	1,748,412
Sharyn Leaver	2025	386,504	58,500	351,000	112,782	4,680	8,632	922,098
Chief Research Officer	2024	375,600	60,750	349,986	—	—	14,032	800,368
	2023	375,600	90,000	485,449	323,191	—	8,742	1,282,982
Nate Swan(4)	2025	409,242	—	467,991	225,564	—	16,276	1,119,073
Chief Sales Officer	2024	420,600	90,720	499,982	—	—	17,416	1,028,719
	2023	410,858	234,400	746,845	430,930	1,000	21,257	1,845,290

(1) Amounts for 2025 represent discretionary bonuses approved by the Committee.

(2) These amounts represent the aggregate grant date fair value of time-based and performance-based restricted stock unit and time-based option awards. Assumptions used in the calculation of option awards are included in footnote 1 to the Company's consolidated financial statements included in our 2025 Annual Report on Form 10-K. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. For purposes of calculating the grant date fair value of performance awards, we assume that the target performance criteria will be achieved and 100% of each award will vest. The grant date fair value of all 2025 time-based restricted stock units is as follows: Mr. Finn, $311,997; Mr. Darrah, $202,794; Ms. Johnson, $311,997; Ms. Leaver, $234,000; and Mr. Swan, $311,997. The grant date fair value of all 2025 performance-based restricted stock units, assuming attainment of the highest level of the performance conditions, which is capped at 150% of target, is as follows: Mr. Finn, $233,991; Mr. Darrah, $152,095; Ms. Johnson, $233,991; Ms. Leaver, $175,500; and Mr. Swan, $233,991. The amounts set forth in the above table may be more or less than the value ultimately realized by the named executive officer based upon, among other things, the value of the Company's common stock at the time of exercise of the options or vesting of the restricted stock units and whether such options or restricted stock units actually vest.

(3) 2025 amounts include the following amounts of Company matching contributions under our 401(k) plan: Mr. Colony, $10,500; Mr. Finn, $10,500; Mr. Darrah, $10,500; Ms. Johnson, $10,500; Ms. Leaver, $6,700; and Mr. Swan, $10,500. Other amounts consist of group term life insurance premiums and miscellaneous other items.

(4) As disclosed in the Company's Form 8-K filed October 31, 2025, Mr. Swan ceased serving as an executive officer of the Company, effective October 31, 2025. Because of his total compensation received during 2025, Mr. Swan is listed as a named executive officer of the Company in the above table, but he was no longer an executive officer of the Company at December 31, 2025.

GRANTS OF PLAN-BASED AWARDS FOR 2025

The following table sets forth information with respect to plan-based awards granted to named executive officers in 2025.

Name	Grant Date	Committee Approval Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)(3)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
George F. Colony	—	—	13,000	650,000	1,014,000	—	—	—	—	—	—	—
L. Christian Finn	—	—	6,615	330,730	515,939	—	—	—	—	—	—	—
	04/01/25	03/20/25	—	—	—	—	—	—	—	66,666	9.36	225,564
	04/01/25	03/20/25	—	—	—	—	—	—	33,333	—	—	311,997
	04/01/25	03/20/25	—	—	—	3,750	16,666	24,999	—	—	—	155,994
Ryan Darrah	—	—	3,640	182,000	283,920	—	—	—	—	—	—	—
	04/01/25	03/20/25	—	—	—	—	—	—	—	23,333	9.36	78,947
	04/01/25	03/20/25	—	—	—	—	—	—	21,666	—	—	202,794
	04/01/25	03/20/25	—	—	—	2,437	10,833	16,250	—	—	—	101,397
Carrie Johnson	—	—	6,694	334,688	522,113	—	—	—	—	—	—	—
	04/01/25	03/20/25	—	—	—	—	—	—	—	66,666	9.36	225,564
	04/01/25	03/20/25	—	—	—	—	—	—	33,333	—	—	311,997
	04/01/25	03/20/25	—	—	—	3,750	16,666	24,999	—	—	—	155,994
Sharyn Leaver	—	—	4,680	234,000	365,040	—	—	—	—	—	—	—
	04/01/25	03/20/25	—	—	—	—	—	—	—	33,333	9.36	112,782
	04/01/25	03/20/25	—	—	—	—	—	—	25,000	—	—	234,000
	04/01/25	03/20/25	—	—	—	2,813	12,500	18,750	—	—	—	117,000
Nate Swan	—	—	6,989	349,440	545,126	—	—	—	—	—	—	—
	04/01/25	03/20/25	—	—	—	—	—	—	—	66,666	9.36	225,564
	04/01/25	03/20/25	—	—	—	—	—	—	33,333	—	—	311,997
	04/01/25	03/20/25	—	—	—	3,750	16,666	24,999	—	—	—	155,994

(1) Consists of awards under our Executive Cash Incentive Plan, a non-equity incentive plan, with payouts thereunder made annually in arrears. Our Executive Cash Incentive Plan is described in detail, including calculation of threshold, target and maximum awards under the plan, in the Compensation Discussion and Analysis above. Actual amounts awarded are set forth in the Summary Compensation Table above.

(2) Consists of performance-based restricted stock units granted pursuant to our Amended and Restated Equity Incentive Plan. The vesting of such restricted stock units is conditioned upon achievement of defined performance objectives relating to contract value (CV) growth and Adjusted EBITDA margin in 2027. These restricted stock units can vest as to between 22.5% and 150% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.

(3) See footnote 2 to the Summary Compensation Table.

OUTSTANDING EQUITY AWARDS AT 2025 FISCAL YEAR-END

The following table sets forth information for the named executive officers regarding outstanding option awards and stock awards held as of December 31, 2025.

Name	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Stock Awards: Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
George F. Colony	—	—	—	—	—	—
L. Christian Finn	—	—	—	—	2,483(2)	20,162
	—	—	—	—	7,567(3)	61,444
	—	—	—	—	18,002(4)	146,176
	—	—	—	—	33,333(5)	270,664
	—	—	—	—	16,666(6)	30,449
	15,134	15,132(7)	33.04	2/28/2033	—	—
	—	66,666(8)	9.36	3/31/2035	—	—
Ryan Darrah	—	—	—	—	1,365(2)	11,084
	—	—	—	—	4,162(3)	33,795
	—	—	—	—	11,701(4)	95,012
	—	—	—	—	21,666(5)	175,928
	—	—	—	—	10,833(6)	19,792
	—	23,333(8)	9.36	3/31/2035	—	—
Carrie Johnson	—	—	—	—	2,235(2)	18,148
	—	—	—	—	7,567(3)	61,444
	—	—	—	—	18,002(4)	146,176
	—	—	—	—	33,333(5)	270,664
	—	—	—	—	16,666(6)	30,449
	15,134	15,132(7)	33.04	2/28/2033	—	—
	—	66,666(8)	9.36	3/31/2035	—	—
Sharyn Leaver	—	—	—	—	1,614(2)	13,106
	—	—	—	—	4,918(3)	39,934
	—	—	—	—	12,601(4)	102,320
	—	—	—	—	25,000(5)	203,000
	—	—	—	—	12,500(6)	22,838
	11,350	11,349(7)	33.04	2/28/2033	—	—
	—	33,333(8)	9.36	3/31/2035	—	—
Nate Swan	15,134	—	33.04	—	—	—

(1) The market value was calculated based on $8.12, the closing price per share of our common stock on December 31, 2025. With respect to performance-based restricted stock units, the stated value equals the product of $8.12 multiplied by the number of shares issuable upon achievement of threshold performance goals. However, we have recorded a zero value for these awards in our financial statements for the year ended December 31, 2025.
(2) Consists of time-based restricted stock units that vest on March 1, 2026.
(3) Consists of time-based restricted stock units that vest as to 50% of the shares subject to the award on each of March 1, 2026 and March 1, 2027.
(4) Consists of time-based restricted stock units that vest as to one third of the shares subject to the award on each of April 1, 2026, April 1, 2027, and April 1, 2028.
(5) Consists of time-based restricted stock units that vest as to 25% of the shares subject to the award on each of April 1, 2026, April 1, 2027, April 1, 2028, and April 1, 2029.
(6) Consists of performance-based restricted stock units granted pursuant to our Equity Incentive Plan. The vesting of these restricted stock units is conditioned upon achievement of defined performance objectives relating to contract value (CV) growth and Adjusted EBITDA margin in 2027. The restricted stock units can vest on March 1, 2028 as to between 22.5% and 150% of the total number of shares subject to the award, depending on performance, or the restricted stock units can be forfeited if the defined performance objectives are not met.
(7) Stock options become exercisable as to 50% of the shares subject to the award on each of March 1, 2026, and March 1, 2027.
(8) Stock options become exercisable as to 25% of the shares subject to the award on each of April 1, 2026, April 1, 2027, April 1, 2028, and April 1, 2029.

OPTION EXERCISES AND STOCK VESTED TABLE FOR 2025

The following table sets forth information for the named executive officers regarding the value realized during 2025 by the executives pursuant to option exercises and the vesting of RSUs.

	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Name	---	---	---	---
George F. Colony	—	—	—	—
L. Christian Finn	—	—	17,307	175,694
Ryan Darrah	—	—	8,862	91,269
Carrie Johnson	—	—	14,222	146,950
Sharyn Leaver	—	—	9,100	93,487
Nate Swan	—	—	9,301	106,494

Pension Benefits

We have no defined benefit pension plans or long-term incentive plans applicable to the named executive officers.

Nonqualified Deferred Compensation

We have no nonqualified defined contribution or deferred compensation plans.

Severance and Change-of-Control Benefits

Effective May 15, 2014, our Board of Directors adopted and approved the Forrester Research, Inc. Executive Severance Plan (the "Severance Plan"), which is applicable to all of the Company's executive officers, including the named executive officers. The Severance Plan provides for the payment of severance and other benefits to each executive officer in the event of a termination of employment with the Company without cause and also, in the case of a change in control, by an executive officer for good reason, each as defined in the Severance Plan (each, a "Qualifying Termination"). In the event of a Qualifying Termination and subject to the executive's execution of a general release of claims against the Company, in addition to any accrued obligations such as unpaid base salary, vacation and earned bonuses, the Severance Plan provides for the following severance payments and benefits:

- In the event of a Qualifying Termination other than following a change in control:

  - continued payment of the executive officer's base salary in installments for one year, or in the case of Mr. Colony (or any successor CEO), for 18 months, after the Qualifying Termination;

  - payment in a lump sum of an amount equal to the lesser of the executive officer's (x) annual target bonus and, if applicable, sales commissions, as in effect on the date of the Qualifying Termination, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the executive officer under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination (or for such shorter period that the executive officer was employed by the Company); or in the case of the chief executive officer, payment in a lump sum of an amount equal to one and one-half times the lesser of the chief executive officer's (x) annual target bonus and, if applicable, sales commissions, as in effect on the date of the Qualifying Termination, or (y) the average of the actual bonus and, if applicable, sales commissions earned by the chief executive officer under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination;

  - payment in cash during the 12-month period following a Qualifying Termination for executive officers other than the chief executive officer, and during the 18-month period following a Qualifying Termination for the chief executive officer, of an amount equal to the Company's portion of the cost for medical and dental coverage under applicable Company plans; and

  - 6 months of outplacement assistance, subject to extension for an additional 6 months upon request of the executive officer and at the discretion of the Company.

- In the event of a Qualifying Termination during the 18-month period following a change in control (as defined in the Severance Plan):

  - payment in a lump sum of the executive officer's annual base salary, or in the case of the chief executive officer, two times annual base salary;

  - payment in a lump sum of an amount equal to the excess, if any, of (x) the executive officer's annual target bonus amount and/or annual target sales commission amount pro-rated as of the Qualifying Termination, over (y) the amount paid or payable for the actual bonus and/or sales commissions earned through the Qualifying Termination;

  - payment of the higher of the executive officer's (x) target annual incentive opportunity, including target bonus opportunity and, if applicable, target sales commissions, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the executive under the applicable plans for the two fiscal years preceding the year of the Qualifying Termination (or such shorter period that the executive officer was employed by the Company); or in the case of the chief executive officer, the higher of two times his or her (x) target annual incentive opportunity, including target bonus opportunity and, if applicable, target sales commissions, or (y) the average of the actual bonus and, if applicable, sales commissions, earned by the chief executive officer under applicable plans for the two fiscal years preceding the year of the Qualifying Termination;

  - payment in cash in a lump sum of an amount equal to 12 months for executive officers other than the chief executive officer, and 24 months for the chief executive officer, of the Company's portion of the cost for medical and dental coverage under applicable Company plans;

  - 12 months of outplacement assistance; and

  - without limiting an executive officer's rights under any equity plans or agreements, accelerated vesting of, or cancellation and payment of merger consideration for (net of exercise price, if any), all unvested equity and equity-based awards, with performance-based awards, if any, vesting at target level of performance.

The Severance Plan shall also reimburse each executive officer whose termination of employment results from a change of control all reasonable legal fees and expenses incurred to obtain or enforce rights or benefits under the Severance Plan if the executive officer prevails in substantial part on the material issues of the proceeding.

The Severance Plan does not provide for a gross-up payment to any of the executive officers to offset any excise taxes that may be imposed on excess parachute payments under Section 4999 ("Excise Tax") of the Internal Revenue Code of 1986, as amended. Instead, the Severance Plan provides that in the event that the severance payments and benefits described above, and any other parachute payments, would, if paid, be subject to the Excise Tax, then the severance payments and benefits under the Severance Plan will be reduced to the extent necessary so that no portion of the payments or benefits under the Severance Plan are subject to the Excise Tax, provided that there shall be no such reduction if the net amount of the payments received by the executive officer after giving effect to all applicable taxes is greater than the net amount of the payments received by the executive officer after giving effect to the reduction.

We have not entered into agreements providing for severance benefits with any of the named executive officers. Each of our named executive officers other than Mr. Colony has entered into stock option and restricted stock unit grant agreements that provide for full acceleration of vesting upon a change of control of the Company, unless there is an assumption, substitution or cash-out of the options or restricted stock units in connection with the change of control.

The following table provides the details of payments that would have been paid to, or value that would have been received by, the named executive officers in connection with either a change of control, a termination of employment without cause or for good reason in connection with a change of control, or a termination of employment without cause in the absence of a change of control, in each case effective as of December 31, 2025.

Name	Event (1)	Salary Continuation ($)	Annual Incentive Compensation ($)	Payment in Lieu of Medical and Dental ($)	Outplacement Assistance ($)(2)	Value of Accelerated Unvested Equity ($)(3)	Total ($)
George F. Colony	Change in Control	—	—	—	—	—	—
	Termination Upon Change in Control	1,300,000	1,759,677	31,350	20,000	—	3,111,027
	Not for Cause Termination	975,000	136,688	23,512	10,000	—	1,145,200
L. Christian Finn	Change in Control	—	—	—	—	633,774	633,774
	Termination Upon Change in Control	440,974	564,621	24,228	20,000	633,774	1,683,596
	Not for Cause Termination	440,974	105,519	24,228	10,000	—	580,720
Ryan Darrah	Change in Control	—	—	—	—	403,783	403,783
	Termination Upon Change in Control	364,000	310,709	24,228	20,000	403,783	1,122,720
	Not for Cause Termination	364,000	58,625	24,228	10,000	—	456,853
Carrie Johnson	Change in Control	—	—	—	—	631,760	631,760
	Termination Upon Change in Control	446,250	571,377	24,366	20,000	631,760	1,693,754
	Not for Cause Termination	446,250	106,781	24,366	10,000	—	587,397
Sharyn Leaver	Change in Control	—	—	—	—	459,860	459,860
	Termination Upon Change in Control	390,000	399,483	24,366	20,000	459,860	1,293,709
	Not for Cause Termination	390,000	75,375	24,366	10,000	—	499,741
Nate Swan(4)	Change in Control	—	—	—	—	—	—
	Termination Upon Change in Control	—	—	—	—	—	—
	Not for Cause Termination	—	—	—	—	—	—

(1) None of the named executive officers has an agreement to receive any salary continuation, variable cash compensation, benefits continuation, acceleration of equity or gross-up in the event such named executive officer dies, becomes disabled, voluntarily terminates his or her employment with Forrester without "Good Reason" or if that named executive officer is terminated by Forrester for cause.

(2) Estimated cost of 12 months of outplacement service in the event of a change in control and 6 months of outplacement service in the event of termination without a change in control.

(3) Calculated using $8.12, the closing price per share of our common stock on December 31, 2025. In the case of unvested options, calculated using the difference between $8.12 and the exercise price of the applicable option, multiplied by the number of unvested shares. In the case of unvested restricted stock units (RSUs), calculated using $8.12 multiplied by the number of shares underlying such unvested RSU (at target in the case of performance-based RSUs).

(4) Mr. Swan was no longer serving as an executive officer as of December 31, 2025, and was thus no longer eligible for any payments under the Severance Plan described above.

22

Director Compensation

DIRECTOR COMPENSATION TABLE FOR 2025

The following table shows the compensation that we paid during the year ended December 31, 2025 to each of our directors, other than Mr. Colony, who was not paid additional compensation for his service as a director and whose compensation is reflected in "Executive Compensation" above.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)(3)	Total ($)
Robert Bennett	35,000	82,080	117,080
David Boyce(4)	8,750	-	8,750
Neil Bradford	35,000	82,080	117,080
Anthony Friscia	46,250	82,080	128,330
Robert M. Galford(4)	12,500	-	12,500
Corinne Munchbach	38,750	82,080	120,830
Warren Romine	43,000	82,080	125,080
Yvonne Wassenaar(4)	8,750	—	8,750

(1) The amounts in this column reflect the aggregate grant date fair value of restricted stock unit awards for 2025. The grant date fair value of restricted stock units is based upon the closing price of the Company's common stock on the date of grant. The amounts set forth may be more or less than the value ultimately realized by the named director based upon, among other things, the value of the Company's Common Stock at the time of vesting of the restricted stock units and whether such restricted stock units actually vest.

(2) On June 2, 2025, each of the directors then in office, other than Mr. Colony, received 8,000 restricted stock units.

(3) At December 31, 2025, the non-employee directors held options to purchase, and restricted stock units for, the number of shares listed next to their names below:

Name	Number of Shares Options	Number of Shares RSUs
Robert Bennett	—	4,000
Neil Bradford	—	4,000
Anthony Friscia	—	4,000
Corinne Munchbach	—	4,000
Warren Romine	—	4,000

(4) Messrs. Boyce and Galford and Ms. Wassenaar retired from the Board of Directors effective May 13, 2025.

Our non-employee directors receive an annual retainer of $30,000 and members of each Board committee receive an additional annual retainer of $5,000 for each committee on which they serve, with the Chairman of the Audit Committee receiving an additional $8,000 per year and the Chairman of the Compensation and Nominating Committee receiving an additional $5,000 per year. Our lead independent director receives an additional $10,000 annual retainer. Each of these annual fees is payable quarterly in arrears. Members of our Board of Directors are reimbursed for their expenses incurred in connection with attending any meeting.

The Compensation and Nominating Committee of the Board of Directors has the authority under the Forrester Research, Inc. Amended and Restated Equity Incentive Plan ("Equity Incentive Plan") to grant stock options and RSUs to non-employee directors in such amounts and on such terms as it shall determine at the time of grant. On June 2, 2025, our five non-employee directors at that time each received 8,000 restricted stock units. These RSUs vest in four equal quarterly installments over a one-year period. RSUs granted under the Equity Incentive Plan become vested in full upon a change of control of the Company, unless there is an assumption, substitution or cash-out of such RSUs in connection with the change of control.

CEO PAY RATIO

Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 requires most companies with publicly traded stock in the United States to identify the median annual total compensation of their worldwide employee population (other than the chief executive officer) and to compare that amount with the annual total compensation of their chief executive officer. The pay ratio information included below is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K.

We identified our median employee using our total employee population as of October 1, 2025 by applying a consistently applied compensation measure across our global employee population. For our consistently applied compensation measure, we used cash compensation (base salary plus bonuses and commissions) paid in the nine months ending September 30, 2025. We used cash compensation as our consistently applied compensation measure as we believe that this measure provides a reasonably accurate depiction of total earnings for the purpose of identifying our median employee. We then calculated the median employee's total annual compensation in accordance with the requirements of the Summary Compensation Table. Earnings of our employees outside the U.S. were converted to U.S. dollars using the currency exchange rates used for organizational planning purposes, which consider historical and forecasted rates as well as other factors. We did not use any other material estimates, assumptions, adjustments or statistical sampling to determine the worldwide median employee.

Our median employee's total 2025 compensation (other than the CEO) was $132,872. Our Chief Executive Officer's total 2025 compensation was $673,332, as reported in the Summary Compensation Table. Accordingly, our 2025 CEO to Median Employee Pay Ratio was 5 to 1.

Please keep in mind that under the SEC's rules and guidance, there are numerous ways to determine the compensation of a company's median employee, including the employee population sampled, the elements of pay and benefits used, any assumptions made and the use of statistical sampling. In addition, no two companies have identical employee populations or compensation programs, and pay, benefits and retirement plans differ by country even within the same company. As such, our pay ratio may not be comparable to the pay ratio reported by other companies.

PAY VERSUS PERFORMANCE

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. The following table and related disclosures provide further "pay versus performance" disclosure with respect to our chief executive officer, also referred to as our principal executive officer (PEO), and our other named executive officers (NEOs), as contemplated by Item 402(v) of Regulation S-K.

Year	Summary Compensation Table Total to PEO[1]	Compensation Actually Paid to PEO[2]	Average Summary Compensation Table Total For Non-PEO NEOs[3]	Average Compensation Actually Paid to Non-PEO NEOs[4]	Value of Initial Fixed $100 Investment Based On:		Net Income (millions)[7]	Year-Over-Year CV Bookings Growth[8]
					Company TSR[5]	Peer Group TSR[6]		
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)
2025	$ 673,332	$ 673,332	$ 1,063,798	$ 462,942	$ 19	$ 141	$ -119.4	-5.7%
2024	$ 215,293	$ 215,293	$ 970,804	$ 432,335	$ 37	$ 118	$ -5.7	-5.3%
2023	$ 244,921	$ 244,921	$ 1,655,159	$ 1,073,951	$ 64	$ 119	$ 3.1	-7.7%
2022	$ 992,630	$ 992,630	$ 978,306	$ 449,918	$ 85	$ 98	$ 21.8	0.8%
2021	$ 1,552,268	$ 1,552,268	$ 1,134,598	$ 1,324,876	$ 140	$ 127	$ 24.8	16.0%

(1) The dollar amounts reported in column (b) are the amounts of total compensation reported for Mr. Colony (our Chief Executive Officer or PEO) for each corresponding year in the "Total" column of the Summary Compensation Table. Refer to "Executive Compensation –Summary Compensation Table."

(2) The dollar amounts reported in column (c) represent the amount of "compensation actually paid" to Mr. Colony, as computed in accordance with Item 402(v) of Regulation S-K. Because Mr. Colony did not receive or hold any equity awards during the years reflected in the table and we do not maintain a pension in which Mr. Colony participates, no additions or deductions from Summary Compensation Table (SCT) total compensation for our PEO are needed to determine the amount of "compensation actually paid" in accordance with Item 402(v) of Regulation S-K.

(3) The dollar amounts reported in column (d) represent the average of the amounts reported for the Company's named executive officers (NEOs) as a group (excluding Mr. Colony, who has served as our CEO in each of the covered years) in the "Total" column of the Summary Compensation Table in each applicable year. The names of each of the NEOs (excluding Mr. Colony) included for purposes of calculating the average amounts in each applicable year are as follow: (i) for 2025, Ryan Darrah, L. Christian Finn, Carrie Johnson, Sharyn Leaver, and Nate Swan; (ii) for 2023 and 2024, L. Christian Finn, Carrie Johnson, Sharyn Leaver, and Nate Swan; (iii) for 2022, L. Christian Finn, Kelley Hippler, Carrie Johnson, Sharyn Leaver, and Sarah Le Roy; and (iv) for 2021, Scott Chouinard, Ryan Darrah, Michael Doyle, L. Christian Finn, Kelley Hippler, and Carrie Johnson.

(4) The dollar amounts reported in column (e) represent the average amount of "compensation actually paid" (CAP) to the NEOs as a group (excluding Mr. Colony), as computed in accordance with Item 402(v) of Regulation S-K. The dollar amounts do not reflect the average amount of compensation earned by or paid to the NEOs as a group (excluding Mr. Colony) during the applicable year. In accordance with the requirements of Item 402(v) of Regulation S-K, the following adjustments were made to the average compensation for the NEOs as a group (excluding Mr. Colony) for each year to determine the compensation actually paid:

Average Non-PEO NEOs SCT Total to CAP Reconciliation:

Year	Salary	Bonus and Non-Equity Incentive Compensation	Other Compensation	SCT Total	Reported Value of Equity Awards	Equity Award Adjustments	CAP
			(i)		(ii)	(iii)	
2025	$ 406,322	$ 59,842	$ 13,562	$ 1,063,798	$ (585,517)	$ (15,339)	$ 462,942
2024	$ 410,319	$ 80,645	$ 17,357	$ 970,804	$ (462,483)	$ (75,986)	$ 432,335
2023	$ 408,008	$ 144,723	$ 16,928	$ 1,655,159	$ (1,085,500)	$ 504,291	$ 1,073,951
2022	$ 355,306	$ 149,711	$ 8,317	$ 978,306	$ (464,972)	$ (63,417)	$ 449,918
2021	$ 290,528	$ 376,641	$ 104,942	$ 1,134,598	$ (362,487)	$ 552,765	$ 1,324,876

(i) Reflects "all other compensation" reported in the SCT for each year shown.

(ii) Represents the grant date fair value of equity-based awards granted each year as reported in the "Stock Awards" and "Option Awards" columns in the Summary Compensation Table for the applicable year. Because we do not maintain a pension in which any NEO participates, no adjustments from the SCT total related to pension value are needed to calculate "compensation actually paid" in accordance with Item 402(v) of Regulation S-K.

(iii) The equity award adjustments for each applicable year include the addition (or subtraction, as applicable) of the following: (i) the year-end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the amount of change as of the end of the applicable year (from the end of the prior fiscal year) in fair value of any awards granted in prior years that are outstanding and unvested as of the end of the applicable year; (iii) for awards that are granted and vest in same applicable year, the fair value as of the vesting date; (iv) for awards granted in prior years that vest in the applicable year, the amount equal to the change as of the vesting date (from the end of the prior fiscal year) in fair value; (v) for awards granted in prior years that are determined to fail to meet the applicable vesting conditions during the applicable year, a deduction for the amount equal to the fair value at the end of the prior fiscal year; and (vi) the dollar value of any dividends or other earnings paid on awards in the applicable year prior to the vesting date that are not otherwise reflected in the fair value of such award or included in any other component of total compensation for the applicable year. The valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant. The amounts deducted or added in calculating the equity award adjustments are as follows:

Average Non-PEO NEOs Equity Award Adjustments:

	2021 Average	2022 Average	2023 Average	2024 Average	2025 Average
Plus: Fair Value for Stock Awards Granted in the Covered Year that are Unvested at End of Year	$ 450,772	$ 257,486	$ 610,348	$ 347,917	$ 279,050
Change in Fair Value of Outstanding Unvested Stock Awards from Prior Year	$ 121,557	$ (152,787)	$ (85,607)	$ (334,414)	$ (148,321)
Change in Fair Value of Stock Awards from Prior Years that Vested in the Covered Year	$ 27,727	$ (71,058)	$ (20,451)	$ (89,489)	$ (65,488)
Less: Fair Value of Stock Awards Forfeited during the Covered Year	$ (47,291)	$ (97,057)	-	-	$ (80,580)
Total Adjustment	$ 552,765	$ (63,417)	$ 504,291	$ (75,986)	$ (15,339)

(5) Company TSR is calculated to show the cumulative stockholder return on our common stock during the covered period. We did not pay any dividends in the covered years.

(6) Represents the weighted peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P Small Cap 600 Information Technology.

(7) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(8) Year-over-year CV bookings growth is the percentage increase in bookings of our CV products with respect to a given covered year compared to the prior covered year. For purposes of calculating the 2024 amount, we have excluded CV bookings attributable to our former FeedbackNow business that was divested in August 2024.

Financial Performance Measures

As described in greater detail in "Executive Compensation – Compensation Discussion and Analysis," our executive compensation program reflects a variable pay-for-performance philosophy. The most important financial performance measures we used to link executive compensation actually paid to our NEOs, for the most recently completed fiscal year, to our performance are as follows:

- CV Bookings
- Modified Operating Income
- Year-Over-Year CV Bookings Growth

Analysis of the Information Presented in the Pay versus Performance Table

While we utilize several performance measures to align executive compensation with our performance, all of these measures are not presented in the above Pay versus Performance Table. Moreover, we generally seek to incentivize long-term performance, and therefore do not specifically align our performance measures with compensation that is actually paid (as computed in accordance with Item 402(v) of Regulation S-K) for a particular year. In accordance with Item 402(v) of Regulation S-K, we are providing the following descriptions of the relationships between information presented in the Pay versus Performance Table.

CAP versus TSR

As shown in the chart below, the PEO's and, with the exception of 2023 and 2025, the other NEOs' CAP amounts are generally aligned with the Company's TSR. This is due primarily to the Company's use of equity incentives, which are tied directly to stock price in addition to the company's financial performance. The increases in the other NEO's CAP amounts for 2023 and 2025 are due primarily to the issuance of stock options, which have value only the extent that our stock price increases over the grant date stock price. The increase in the PEO's CAP amount for 2025 was due to the reinstatement of his base salary to $650,000 after it had been reduced to $1 on an annualized basis from May of 2023 until April of 2025. Prior to reduction in May 2023, Mr. Colony's base salary had been $600,000.



CAP versus Net Income

As shown in the chart below, while the variations in the Company's net income and the PEO and other NEOs' CAP have been directionally consistent most years, the decrease in the CAP amounts for the other NEOs was proportionately greater than the decrease in net income in 2022. This is due in large part to the significant emphasis the Company places on equity incentives, which are sensitive to changes in stock price. In addition, the disproportionately large decrease in net income in 2025 was due primarily to goodwill impairment charges of approximately $110.7 million. The increases in the PEO's cap amount for 2025 and the other NEO's CAP amounts for 2023 and 2025 are due to the reasons stated above in "CAP versus TSR." The Company does not use net income to determine compensation levels or incentive plan payouts.



CAP versus Company-Selected Measure (CSM)

The chart below compares the PEO and other NEOs' CAP to our CSM, year-over-year CV bookings growth, which indicates there is a very strong relationship between this CSM and CAP in most years. The increase in the PEO's CAP amount for 2025 and the other NEO's CAP amounts for 2023 and 2025 are due to the reasons stated above in "CAP versus TSR."

The Company's amount of CV bookings is one of the two metrics used in determining the level of payout under our Executive Cash Incentive Plan, with the target level of CV bookings being derived from the targeted year-over-year CV bookings growth percentage reflected in the annual operating plan approved by the Board of Directors. In addition, we believe there is a strong correlation between our CV bookings growth and our stock price, which in turn leads to fluctuations in the CAP to our non-PEO NEOs, who receive equity incentives as part of their compensation.



TSR: Company versus Peer Group

As shown in the chart below, the Company's 5-year cumulative TSR is less than the companies included in our industry index, the S&P Small Cap 600 Information Technology. For more information regarding the Company's performance and the companies that the Compensation Committee considers when determining compensation, refer to "Executive Compensation – Compensation Discussion and Analysis."

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Between Forrester Research, Inc. and the S&P 600 Information Technology Index



*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

The information contained above under the heading "Pay Versus Performance" shall not be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Board of Directors has appointed an Audit Committee composed of three non-employee directors: Mr. Romine (Chair), Mr. Bradford, and Ms. Munchbach. Each of the members of the Audit Committee is "independent" as defined under the NASDAQ Stock Market listing standards. The Board has determined that Mr. Romine is an "audit committee financial expert" under applicable rules of the Securities and Exchange Commission ("SEC"), and the members of the Audit Committee satisfy the NASDAQ financial literacy standards.

The Audit Committee is responsible for providing independent oversight of Forrester's accounting functions and internal controls. The Audit Committee oversees Forrester's financial reporting process on behalf of the Board of Directors, reviews financial disclosures, and meets privately, outside of the presence of management, with Forrester's internal auditor and with representatives of the independent registered public accounting firm. The Audit Committee also selects and appoints the independent registered public accounting firm, reviews the performance of the independent registered public accounting firm, and reviews the independent registered public accounting firm's fees. The Audit Committee operates under a written charter adopted by the Board of Directors.

In fulfilling its oversight responsibilities, the Audit Committee reviewed and discussed Forrester's audited financial statements for the fiscal year ended December 31, 2025 with Forrester's management and with PricewaterhouseCoopers LLP ("PricewaterhouseCoopers"), Forrester's independent registered public accounting firm. The Audit Committee also reviewed the report of management contained in Forrester's Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC, as well as PricewaterhouseCoopers' report included in Forrester's Annual Report on Form 10-K related to its audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting.

The Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed under the rules adopted by the Public Company Accounting Oversight Board ("PCAOB"). The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers required by the PCAOB regarding PricewaterhouseCoopers' communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers their independence.

Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, the inclusion of the audited financial statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 for filing with the SEC.

> AUDIT COMMITTEE OF THE BOARD OF DIRECTORS
>
> Warren Romine, Chair
> Neil Bradford
> Corinne Munchbach

The information contained in the report above shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate it by reference in any such filing.

OTHER INFORMATION

Delinquent Section 16(a) Reports

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10% of our common stock to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the Securities and Exchange Commission ("SEC"). Officers, directors and greater than 10% beneficial stockholders are required by SEC regulation to furnish to us copies of all Forms 3, 4 and 5 they file. Based solely on our review of copies of such forms which we received, we believe that all of our officers, directors, and greater than 10% beneficial owners complied on a timely basis with all filing requirements with respect to transactions during 2025, except for one report filed for Neil Bradford, one of our directors, with respect to shares withheld to satisfy tax withholding obligations upon the vesting of restricted stock units in 2025, and one report filed for Scott Chouinard, our Chief Accounting Officer and Treasurer, with respect to the vesting of restricted stock units, and shares withheld to satisfy tax withholding obligations upon such vesting, in 2025.

Certain Relationships and Related Transactions

Registration Rights and Non-Competition Agreement.   At the time of our initial public offering, we entered into a registration rights and non-competition agreement with Mr. Colony which provides that if Mr. Colony's employment with us is terminated he will not compete with us for the one year period after the date of such termination. The agreement also provides that in the event we propose to file a registration statement under the Securities Act of 1933, as amended, with respect to an offering by us for our own account or the account of another person, or both, Mr. Colony shall be entitled to include shares held by him in such a registration, subject to the right of the managing underwriter of any such offering to exclude some or all of such shares from such registration if and to the extent the inclusion of the shares would adversely affect the marketing of the shares to be sold by us. The agreement also provides that Mr. Colony may require us to register shares under the Securities Act with a fair market value of at least $5 million, except that we are not required to effect such registration more than twice or at certain times described in the agreement. The agreement also provides that we will pay all expenses incurred in connection with such registration.

Related Person Transactions

Pursuant to its amended and restated charter, our Audit Committee has responsibility for the review and approval of all transactions between the Company and any related parties or affiliates of the Company, its officers, and directors.

Related persons can include any of our directors or executive officers, certain of our stockholders, and any of their immediate family members. In evaluating related person transactions, the committee members apply the same standards they apply to their general responsibilities as members of a committee of the board of directors and as individual directors. The committee will approve a related person transaction when, in its good faith judgment, the transaction is in the best interest of the Company. To identify related person transactions, each year we require our directors and officers to complete a questionnaire identifying any transactions with the Company in which the officer or director or their family members have an interest. In addition, our Code of Business Conduct and Ethics includes our expectation that all directors, officers and employees who may have a potential or apparent conflict of interest will notify our legal department.

PROPOSAL TWO:

**APPROVAL OF THE AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN**

In 1996, we adopted an Employee Stock Purchase Plan (the "Purchase Plan") to provide a method by which our eligible employees may use voluntary, systematic payroll deductions to purchase shares of our common stock and thus acquire an interest in the future of our company. A total of 400,000 shares of common stock were initially available for purchase under the Purchase Plan. In 2002, our stockholders approved adding an additional 500,000 shares available for purchase under the Purchase Plan, in 2009 they approved adding an additional 600,000 shares, in 2018 they approved adding an additional 400,000 shares, and in 2022 they approved adding an additional 600,000 shares. As of the record date, approximately 2,287,144 shares of common stock had been purchased under the Purchase Plan, and approximately 212,856 shares remained available for purchase.

On March 25, 2026, our Board of Directors voted, subject to approval by our stockholders, to further amend and restate the Purchase Plan in order to increase the number of shares of common stock available for purchase under the plan by 450,000 shares. Our Board of Directors believes that the Purchase Plan, as so amended, will allow us to attract and retain talented professionals and help align our employees' incentives with the objective of enhancing stockholder value.

The following summarizes the key features of the Purchase Plan.

Administration

The Board of Directors, acting through our authorized officers, administers the Purchase Plan. The Board of Directors has properly delegated its authority to administer the Purchase Plan to the Compensation and Nominating Committee of the Board of Directors.

Eligible Employees

Each employee whose customary employment is more than 20 hours per week is eligible to participate in the Purchase Plan. The number of employees participating in the Purchase Plan as of the record date was approximately 159.

Maximum Number of Shares

Currently, up to 212,856 shares of our common stock remain available for purchase under the Purchase Plan. Our Board of Directors approved and recommends that the stockholders approve an increase of an additional 450,000 shares of our common stock available for purchase under the Purchase Plan. The number of shares available for purchase under the Purchase Plan is subject to adjustments for stock splits, stock dividends, recapitalizations, mergers, consolidations, or other changes in our common stock.

Method of Participation

An eligible employee may elect to participate in the Purchase Plan by executing and providing to us a payroll deduction authorization form at least 15 days prior to the first day of any six-month period in which eligible employees are granted options (as defined below) under the Purchase Plan. We refer to this six-month period as the "option period." Such eligible employee then becomes a "participant" on the first day of the option period and remains a participant until his or her participation is terminated as provided in the Purchase Plan.

By completing a payroll deduction authorization form, each participant designates a whole percentage of compensation to be withheld. The maximum amount that may be withheld per option period is $10,000, and the percentage withheld must not be less than 2% or more than 10% of compensation. During an option period and upon written notice, a participant may decrease (but not increase) the percentage — by whole percentage points — of compensation withheld. We maintain a withholding account reflecting each participant's payroll deductions during an option period.

At the beginning of each option period, a participant is granted the right to purchase shares of our common stock under the Purchase Plan. We refer to this right as an "option." On the last day of the option period, the option is deemed to be exercised for the number of whole shares equal to the quotient obtained by dividing the balance in the participant's withholding account by the purchase price of our common stock. The Purchase Plan provides for a purchase price of our common stock equal to the lesser of (a) 85% of the fair market value of our common stock on the date of purchase (which is the last business day of the applicable option period) or (b) 85% of the fair market value on the first day of the applicable option period. The Purchase Plan defines fair market value as the closing price of our common stock on the relevant day. As soon as practicable after the end of an option period, we issue the shares purchased under the stock purchase plan.

Holding Period

Any shares of our common stock issued under the Purchase Plan to a participant pursuant to the exercise of an option may not be sold or otherwise transferred or encumbered for one year after the exercise date of the applicable option.

Cancellation, Withdrawal, and Termination

A participant who holds an option may cancel it at any time by written notice not less than two business days prior to the end of the applicable option period. A participant may also terminate a payroll deduction at any time by written notice. Upon any such cancellation or termination, the participant's withholding account balance will be returned to the participant, without interest. Once a participant cancels or terminates participation, he or she must wait until a subsequent option period to rejoin the Purchase Plan.

An eligible employee will cease to be a participant upon termination of employment for any reason, and any option held by such participant under the Purchase Plan will be deemed cancelled. We will return the balance of the withholding account to the participant, who will have no further rights under the Purchase Plan.

The Board of Directors may terminate or suspend the Purchase Plan at any time.

New Plan Benefits Under the Purchase Plan

Because benefits under the Purchase Plan will depend on employees' elections to participate and the fair market value of our common stock at various future dates, it is not possible to determine the benefits that will be received by executive officers and other employees if the Purchase Plan is approved by the stockholders. Non-employee directors are not eligible to participate in the Purchase Plan. During the fiscal year ended December 31, 2025, the following persons or groups purchased shares of common stock under the Purchase Plan as follows:

Name and Position	Number of Shares	Weighted Average Purchase Price ($)
George F. Colony		
Chief Executive Officer	-	-
L. Christian Finn		
Chief Financial Officer	-	-
Ryan Darrah		
Chief Legal Officer and Secretary	-	-
Carrie Johnson		
Chief Product Officer	1,194	8.71
Sharyn Leaver		
Chief Research Officer	-	-
Nate Swan		
Chief Sales Officer	1,779	8.70
All current executive officers as a group (9 persons)	2,973	8.70
All current non-employee directors as a group	-	-
All employees, including all current officers who are not executive officers, as a group	143,007	8.84

Federal Income Tax Aspects of the Purchase Plan

The Purchase Plan is intended to qualify as an "employee stock purchase plan" or ESPP under Section 423 of the Internal Revenue Code. The following summary of certain federal income tax consequences assumes that the Purchase Plan so qualifies. The summary does not purport to be complete and, among other things, does not discuss the income tax laws of any municipality, state, or foreign country.

No taxable income results when a Purchase Plan participant is granted or exercises an option. If the participant disposes of the shares acquired upon exercise more than two years after the date of grant of the option and more than one year after exercise, or dies at any time while holding the shares, the disposition will result in ordinary income equal to the lesser of (i) 15% of the fair market value of the stock at the time the option was granted, or (ii) the excess, if any, of the fair market value of the stock at the time of disposition or death over the exercise price. We will not be entitled to a deduction for this ordinary income amount. A participant who disposes of the shares during the one-year or two-year holding periods described above will have ordinary income in the year of the disposition equal to the excess of the fair market value of the stock at the time the option was exercised over the exercise price, and a corresponding deduction will be available to us. Any additional gain, or any loss, recognized by the participant in connection with the disposition will be taxable as a capital gain or loss, long-term or short-term depending on the participant's holding period in the shares.

Market Value of Our Common Stock

The closing price of our common stock, as reported on the Nasdaq Global Select Market on March 26, 2026, was $5.84 per share.

Recommendation and Vote

Our Board of Directors believes that the increase in the number of shares available under the Purchase Plan will promote the interests of the stockholders and enable us to attract, retain and compensate employees.


OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE <u>FOR</u> APPROVAL OF THE AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN.


PROPOSAL THREE:

RATIFICATION OF THE APPOINTMENT OF PRICEWATERHOUSECOOPERS LLP
AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026

PricewaterhouseCoopers LLP audited our financial statements for the fiscal year ended December 31, 2025. Our Audit Committee has selected PricewaterhouseCoopers LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2026. Although stockholder approval of the selection of PricewaterhouseCoopers LLP is not required by law, our Board of Directors believes that it is advisable to give stockholders an opportunity to ratify this selection.

If stockholders do not approve this proposal at the 2026 annual meeting, our Audit Committee will reconsider its selection of PricewaterhouseCoopers LLP. If stockholders do ratify this appointment, the Audit Committee, which has direct authority to engage our independent registered public accounting firm, may appoint a different independent registered public accounting firm at any time during the year if it determines that the change would be in the best interests of Forrester and our stockholders.

The Audit Committee has approved all services provided to Forrester by PricewaterhouseCoopers LLP during 2025. Representatives of PricewaterhouseCoopers LLP are expected to be present at the 2026 annual meeting. They will have the opportunity to make a statement if they desire to do so and will also be available to respond to appropriate questions from stockholders.

Independent Auditors' Fees and Other Matters

The following table presents the aggregate fees billed or expected to be billed by PricewaterhouseCoopers LLP ("PwC") and its affiliates for fiscal 2025 and fiscal 2024.

	Fiscal 2025	Fiscal 2024
Audit Fees(1)	$ 2,055,100	$ 1,760,696
Audit-Related Fees(2)	—	—
Tax Fees(3)	21,944	19,946
All Other Fees(4)	2,125	2,125
Total Fees	$ 2,079,169	$ 1,782,767

(1) Audit fees are fees related to professional services rendered by PwC and its affiliates in connection with the audit of our financial statements and our internal controls over financial reporting, the reviews of our interim financial statements included in each of our quarterly reports on Form 10-Q, international statutory audits, and review of other SEC filings.
(2) There were no audit-related fees in fiscal 2025 or fiscal 2024.
(3) Tax fees are fees billed for professional services related to tax compliance and tax consulting services.
(4) All other fees include licenses to web-based accounting and finance reference materials.

Audit Committee's Pre-Approval Policy and Procedures

The Audit Committee approves the engagement of our independent registered public accounting firm to render any audit or non-audit services. At a regularly scheduled Audit Committee meeting, management or a representative of the Company's independent registered public accounting firm summarizes the services to be provided by the firm and the fees that will be charged for the services. Thereafter, if new services or dollar amounts in excess of those pre-approved at the meeting are proposed, they are either presented for pre-approval at the next meeting of the Audit Committee or approved by the Chair of the Audit Committee pursuant to delegated authority. At subsequent meetings, the Audit Committee is provided a listing of any newly pre-approved services since the last meeting, and an updated projection for the current year of the estimated annual fees to be paid to the firm for all pre-approved audit and permissible non-audit services.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
THE STOCKHOLDERS VOTE FOR RATIFICATION OF THE APPOINTMENT OF
PRICEWATERHOUSECOOPERS LLP AS OUR INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026.**

PROPOSAL FOUR:

NON-BINDING VOTE ON EXECUTIVE COMPENSATION

We have implemented an executive compensation program that rewards performance. Our executive compensation program is designed to attract, retain and motivate the key individuals who are most capable of contributing to the success of our Company and building long-term value for our stockholders. The elements of our executives' total compensation are base salary, cash incentive awards, equity incentive awards, severance and change of control benefits, and other employee benefits. We have designed a compensation program that makes a substantial portion of executive pay variable, subject to increase when performance targets are exceeded, and subject to reduction when performance targets are not achieved.

We believe our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and providing incentives to our executives to create value for our stockholders. We believe this is evidenced by the following:

- The mix of compensation among base salary and cash incentives.

- Generally our compensation policies and practices are uniform across each of our business units and geographic regions.

- Our bonus plan for executive officers provides for multiple payout levels based on targets established and approved by our Compensation and Nominating Committee during the first quarter of the applicable plan year.

- We require that minimum threshold performance targets be achieved before any bonuses under our executive cash incentive plan are paid, and bonus payouts under our executive cash incentive plan are capped.

- We use multiple performance measures under our executive cash incentive plan, including CV bookings and modified operating income.

- We currently grant equity-based awards to executives under our equity incentive plan subject to multi-year or performance-based vesting criteria, and require that the executive remain employed through the vesting date or when performance criteria are measured to realize the value of these awards.

The Board endorses the Company's executive compensation program and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the stockholders approve the compensation of the Company's named executive officers as described in this proxy statement under "Executive Compensation", including the Compensation Discussion and Analysis and the tabular and narrative disclosure contained in this proxy statement.

Because the vote is non-binding, neither the Board of Directors nor the Compensation and Nominating Committee of the Board will be required to take any action as a result of the outcome of the vote on this proposal. The Compensation and Nominating Committee will carefully consider the outcome of the vote when evaluating future executive compensation arrangements.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THE APPROVAL OF THE COMPANY'S EXECUTIVE COMPENSATION.

STOCKHOLDER PROPOSALS

Stockholder proposals to be considered at the Annual Meeting of Stockholders in 2027 must be received by December 1, 2026 to be considered for inclusion in our proxy materials for that meeting.

Stockholders who wish to make a proposal at the 2027 annual meeting, other than proposals included in our proxy materials, or who wish to nominate individuals for election as directors, must notify us between January 12, 2027 and February 11, 2027 in a manner that satisfies the requirements specified in our by-laws. If the stockholder does not notify us by February 11, 2027 or the notice is not in accordance with the requirements specified in our by-laws, the proxies will have discretionary authority to vote on a stockholder's proposal brought before the meeting. In addition, to comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must also comply with the additional requirements of Rule 14a-19 under the Securities Exchange Act of 1934.

OTHER BUSINESS

The Board of Directors has no knowledge of any other matter that may come before the annual meeting and does not, itself, currently intend to present any other such matter.

FORM 10-K

A copy of our annual report on Form 10-K for the fiscal year ended December 31, 2025 filed with the Securities and Exchange Commission will be sent to stockholders without charge by writing to Forrester Research, Inc., Investor Relations, 60 Acorn Park Drive, Cambridge, Massachusetts 02140.

**FORRESTER RESEARCH, INC.
AMENDED AND RESTATED
EMPLOYEE STOCK PURCHASE PLAN**

SECTION 1. PURPOSE OF PLAN

The purpose of this Forrester Research, Inc. Amended and Restated Employee Stock Purchase Plan (the "Plan") is to provide employees of Forrester Research, Inc. ("Forrester") and its participating subsidiaries (as defined in Section 19) (such subsidiaries, together with Forrester, are hereinafter referred to as the "Company") who wish to become shareholders of Forrester an opportunity to purchase shares of the Common Stock of Forrester (the "Stock"). The Plan is an amendment and restatement of the Forrester Research, Inc. Third Amended and Restated Employee Stock Purchase Plan, effective March 22, 2022, which was an amendment and restatement of the Second Amended and Restated Employee Stock Purchase Plan, effective March 23, 2018, which was an amendment and restatement of the Amended and Restated Employee Stock Purchase Plan, effective March 27, 2009, as subsequently amended effective October 25, 2011, which was an amendment and restatement of the Forrester Research, Inc. 1996 Employee Stock Purchase Plan, as subsequently amended effective January 29, 2002. The Plan, subject to shareholder approval as described in Section 22, shall be effective on March 25, 2026, the date it was adopted by the Board of Directors of Forrester.

The Plan is intended to constitute an "employee stock purchase plan" within the meaning of Section 423(b) of the Internal Revenue Code of 1986, as amended (the "Code").

SECTION 2. STOCK SUBJECT TO THE PLAN

The maximum aggregate number of shares of Stock available under the Plan (subject to adjustment as provided in Section 10) for issuance pursuant to the exercise of options ("Options") granted under the Plan to employees of the Company ("Employees") who meet the eligibility requirements set forth in Section 3 hereof ("Eligible Employees") shall be (a) 450,000 shares, plus (b) 212,856 shares, which was the aggregate number of shares remaining issuable under the Plan as of March 25, 2026. The Stock to be delivered upon exercise of Options under the Plan may be either shares of authorized but unissued Stock or previously issued shares reacquired by Forrester and held in treasury, as Forrester's Board of Directors (the "Board of Directors") may determine.

SECTION 3. ELIGIBLE EMPLOYEES

Except as otherwise provided below, each Employee who is employed by the Company on a regular basis (and not a temporary basis) for the Company for at least 20 hours per week shall be eligible to participate in the Plan (each, an "Eligible Employee").

(a)   Any Employee who immediately after the grant of an Option to him or her would (in accordance with the provisions of Sections 423 and 424(d) of the Code) own stock possessing 5% or more of the total combined voting power or value of all classes of stock of the employer corporation or of its parent or subsidiary corporations, as the terms "parent corporation" and "subsidiary corporation" are defined in Section 424(e) and (f) of the Code, shall not be eligible to receive an Option to purchase Stock pursuant to the Plan. For purposes of determining stock ownership under this paragraph, the rules of Section 424(d) of the Code shall apply, and Stock which the Employee may purchase under outstanding Options shall be treated as stock owned by the Employee.

(b)   No Employee shall be granted an Option that permits the Employee's rights to purchase shares of Stock under the Plan and under all other Section 423(b) employee stock purchase plans of Forrester and any parent and subsidiary corporations to accrue at a rate that exceeds $25,000 of fair market value of such stock (determined at the time such Option is granted) for each calendar year in which any such Option granted to such Employee is outstanding at any time, as provided in Sections 423(b)(8) of the Code.

SECTION 4. METHOD OF PARTICIPATION

The stock option periods for which Options may be granted hereunder shall consist of six-month periods commencing on each March 1 and September 1 (each, an "Option Period"). Each person who will be an Eligible Employee on the first day of any Option Period may elect to participate in the Plan by executing and delivering, at least 15 days prior to such day, a payroll deduction authorization in accordance with Section 5 and such procedures as may be prescribed by and in a form acceptable to the Board of Directors, acting by and through the Chief Financial Officer or any other authorized officer. Such Eligible Employee will thereby become a participant ("Participant") on the first day of such Option Period and will remain a Participant until the Employee's participation is terminated as provided in the Plan. Each Participant's authorization on file under the Plan will continue to succeeding Option Periods as long as the Plan remains in effect, unless a Participant files a new authorization or withdraws from the Plan.

SECTION 5. PAYROLL DEDUCTION

An Eligible Employee may request payroll deductions in an amount (expressed as a whole percentage) of not less than two percent (2%) but not more than ten percent (10%) of the Participant's total Compensation by means of substantially equal payroll deductions over the Option Period. All amounts withheld in accordance with a Participant's payroll deduction authorization will be credited to a withholding account for such Participant and shall be deposited with the general funds of the Company. No interest will be payable on such withholding account. In no event shall more than $10,000 be withheld with respect to any Participant for any Option Period. For purposes of the Plan, "Compensation" shall mean (i) regular base wages or salary (including Company-paid short-term disability compensation, and any pre-tax salary reduction contributions made by the Participant to any Code Section 401(k) plan, Code Section 125 cafeteria or flexible spending plan, Code Section 129 dependent care plan, and Code Section 132(f) qualified transportation fringe benefit plan), and (ii) any overtime, paid time off, cash bonuses, and commissions paid to a Participant by the Company for the relevant period. There shall be excluded from Compensation (i) income arising from any profit-sharing, non-qualified deferred compensation, welfare benefit plan or other employee benefit plan (including payments and benefits relating to severance, relocation allowances, equalization payments, and expense reimbursement), (ii) income arising from any Company equity-based compensation plan, and (iii) any other compensation or remuneration determined not to be "Compensation" by the Board in accordance with Code Section 423.

A Participant may reduce the withholding rate of his or her payroll deduction authorization by one or more whole percentage points (but not to below 2%) at any time during an Option Period (but not more than once per Option Period) by delivering written notice to the Company, such reduction to take effect prospectively as soon as practicable, as determined by the Board of Directors acting by and through the Chief Financial Officer or any other authorized officer, following receipt of such notice by the Company. A Participant may increase or reduce the withholding rate of his or her payroll deduction authorization for a future Option Period by written notice delivered to the Company at least 15 days prior to the first day of the Option Period as to which the change is to be effective.

If a Participant's accumulated payroll deductions on the last day of the Option Period would otherwise enable the Participant to purchase shares of Stock in excess of the limitation described in Section 3(b), the excess of the amount of the accumulated payroll deductions over the aggregate purchase price of the shares actually purchased shall be promptly refunded to the Participant by the Company, without interest.

A Participant may cancel participation and withdraw from the Plan in accordance with Section 12 below.

SECTION 6. GRANT OF OPTIONS

Each person who is a Participant on the first day of an Option Period will as of such day be granted an Option for such Option Period. Such Option will be for the number of whole shares (not in excess of the share maximum as hereinafter defined) of Stock to be determined by dividing (i) the balance in the Participant's withholding account on the last day of the Option Period, by (ii) the option price per share of the Stock determined under Section 7. For purposes of the preceding sentence, the share maximum with respect to any Option for any Option Period shall be the largest number of shares which, when multiplied by the fair market value of a share of Stock at the beginning of the Option Period, produces a dollar amount of $12,500 or less. The number of shares of Stock receivable by each Participant upon exercise of his or her Option for an Option Period will be reduced, on a substantially proportionate basis, in the event that the number of shares then available under the Plan is otherwise insufficient.

SECTION 7. OPTION PRICE

The per share exercise price (the "Option Price") for each such Option shall be the lesser of (i) 85% of the fair market value of the Stock on the date on which the Option was granted pursuant to Section 4 and (ii) 85% of the fair market value of the Stock on the date on which the Option is deemed exercised pursuant to Section 8. Fair market value on any given day shall mean the Closing Price of the Stock on such day or, if there was no Closing Price on such day, the latest day prior thereto on which there was a Closing Price. The "Closing Price" of the Stock on any business day shall be the last sale price as reported on the principal market on which the Stock is traded or, if no last sale is reported, then the fair market value as determined by the Board of Directors. A good faith determination by the Board of Directors as to fair market value shall be final and binding.

SECTION 8. EXERCISE OF OPTIONS; ISSUANCE OF STOCK

Subject to the limitations in Section 18, each Eligible Employee who is a Participant in the Plan on the last day of an Option Period shall be deemed to have exercised his or her Option on such date and thereby to have purchased from Forrester such number of full shares of Stock reserved for the purpose of the Plan, as the Participant's accumulated payroll deductions will purchase at the Option Price, subject to the limitations described in Sections 3(b) and 6. Upon such exercise, the balance of the Participant's withholding account shall be applied to the purchase of the number of whole shares of Stock determined under Section 6 and as soon as practicable thereafter a book entry shall be made in the stock ledger of the Company to evidence the issuance of shares to the Participant. Shares of Stock purchased upon exercise of an Option shall be issued only in the name of the Participant. Notwithstanding the foregoing, the Board of Directors may permit or require that any purchased shares of Stock be deposited directly with a broker designated by the Board, and held by such broker for the pendency of the holding period described in Section 9.

In the event that the balance of the Participant's withholding account following an Option Period is in excess of the total purchase price of the shares so issued, the balance of the withholding account shall be returned to the Participant; provided, however, that if the balance left in the withholding account consists solely of an amount equal to the value of a fractional share, it shall be retained in the withholding account and carried over to the next succeeding Option Period, but no other amounts may be carried forward. The entire balance of the Participant's withholding account following the final Option Period shall be returned to the Participant. No fractional shares will be issued hereunder.

Notwithstanding anything herein to the contrary, Forrester's obligation to issue and deliver shares of Stock under the Plan is subject to the approval required of any governmental authority in connection with the authorization, issuance, sale or transfer of said shares, to any requirements of any national securities exchange applicable thereto, and to compliance by the Company with other applicable legal requirements in effect from time to time, including without limitation any applicable tax withholding requirements.

SECTION 9. HOLDING PERIOD

Any shares of Stock issued under this Plan to a Participant pursuant to the exercise of an Option granted on or after March 1, 2012 may not be sold, assigned, pledged, encumbered, or otherwise transferred by such Participant for a period of one (1) year after the exercise date of the applicable Option. By purchasing Stock pursuant to the exercise of an Option, the Participant shall be deemed to have agreed to these restrictions on the transferability of shares of Stock.

SECTION 10. CHANGE IN CAPITALIZATION, MERGER

In the event of any change in the outstanding Stock of Forrester by reason of a stock dividend, split-up, recapitalization, merger, consolidation, reorganization, or other capital change after the effective date of this Plan, the aggregate number of shares available under the Plan, the number of shares under Options granted but not exercised, the maximum number of shares of Stock purchasable by any one Participant and the Option Price shall be appropriately adjusted; provided, however, that no such adjustment shall be made unless Forrester shall be satisfied that it will not constitute a modification of the Options granted under the Plan or otherwise disqualify the Plan as an employee stock purchase plan under the provisions of Section 423 of the Code.

In the event of a sale of all or substantially all of the Stock or a sale of all or substantially all of the assets of Forrester, or a merger or similar transaction in which Forrester is not the surviving corporation or which results in the acquisition of Forrester by another person, the Board in its sole discretion will (a) if Forrester is merged with or acquired by another corporation, provide that each Option will be assumed or a substitute Option granted by the acquiror or successor corporation or a parent or subsidiary of the acquiror or successor corporation, (b) cancel each Option and return the balances in Participants' withholding accounts to the Participants, (c) pursuant to Section 17, accelerate the exercise date of each Option to a date on or before the date of the proposed sale or merger, or (d) permit each Option to continue unchanged.

SECTION 11. EQUAL RIGHTS AND PRIVILEGES; NO TRANSFER OR ASSIGNMENT OF PARTICIPANT'S RIGHTS

Except as otherwise provided in Section 19, all Participants granted Options under the Plan within a single Option Period shall have the same rights and privileges, and each Participant's rights and privileges under the Plan shall be exercisable during the Participant's lifetime only by the Participant, and shall not be sold, pledged, assigned, or transferred in any manner. In the event any Participant violates the terms of this Section, any Option held by such Participant may be terminated by the Company and upon return to the Participant of the balance of his or her withholding account, all his or her rights under the Plan shall terminate.

SECTION 12. CANCELLATION AND WITHDRAWAL

A Participant who holds an Option under the Plan may at any time prior to exercise thereof under Section 8 cancel such Option as to all (but not less than all) the shares of Stock subject or to be subject to such Option by written notice delivered to the Company not less than two (2) business days prior to the end of the applicable Option Period, in which case the Company will promptly refund the entire balance of the Participant's withholding account not previously used to purchase Stock under the Plan, without interest.

A Participant may terminate a payroll deduction authorization as of any date by written notice delivered to the Company and will thereby cease to be a Participant as of such date. Any Participant who voluntarily terminates a payroll deduction authorization prior to the last day of an Option Period will be deemed to have cancelled the related Option.

Any Participant who cancels an Option or terminates a payroll deduction authorization may at any time thereafter again become a Participant by completing a new authorization form prior to the beginning of any subsequent Option Period in accordance with Section 4 provided that such individual is then an Eligible Employee.

SECTION 13. TERMINATION OF EMPLOYMENT

Subject to Section 14, whenever a Participant ceases to be an Eligible Employee because of retirement, voluntary or involuntary termination, resignation, layoff, discharge, death or for any other reason, his or her Option rights under the Plan shall immediately terminate and the Company shall promptly refund, without interest, the entire balance of his or her withholding account under the Plan. Such Participant shall have no further rights under the Plan.

Notwithstanding the foregoing, eligible employment shall be treated as continuing intact while a Participant is on a military leave, sick leave or other bona fide leave of absence that lasts for up to 90 days, or for so long as the Participant's right to re-employment is guaranteed either by statute or by contract, if longer than 90 days.

If a Participant's payroll deductions are interrupted by any legal process, a withdrawal notice will be considered as having been received from the Participant on the day the interruption occurs.

SECTION 14. DEATH OF PARTICIPANT

A Participant may file a written designation of beneficiary specifying who is to receive any Stock and/or cash credited to the Participant under the Plan in the event of the Participant's death, which designation will also provide for the Participant's election to either (i) cancel the Participant's Option upon his or her death, as provided in Section 12 or (ii) apply as of the last day of the Option Period the balance of the deceased Participant's withholding account at the time of death to the exercise of the related Option, pursuant to Section 8. In the absence of a valid election otherwise, a Participant's death will be deemed to effect a cancellation of the Option. A designation of beneficiary and election may be changed by the Participant at any time, by written notice to the Company. In the event of the death of a Participant and receipt by the Company of proof of the identity and existence at the Participant's death of a beneficiary validly designated by him or her under the Plan, the Company shall deliver to such beneficiary such Stock and/or cash to which the beneficiary is entitled under the Plan. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall deliver such Stock and/or cash to the executor or administrator of the estate of the Participant, if the Company is able to identify such executor or administrator. If the Company is unable to identify such administrator or executor, the Company, in its discretion, may deliver such stock and/or cash to the spouse or to any one or more dependents of such Participant as the Company may determine. No beneficiary shall, prior to the death of the Participant by whom he has been designated, acquire any interest in any Stock or cash credited to the Participant under the Plan.

SECTION 15. NO SPECIAL EMPLOYMENT RIGHTS

The Plan does not, directly or indirectly, create in any Employee any right with respect to continuation of employment by the Company, and it shall not be construed to interfere in any way with the Company's right to terminate, or otherwise modify, an Employee's employment at any time.

SECTION 16. ADMINISTRATION OF PLAN

The Plan shall be administered by the Board of Directors, which shall have the right to determine any questions which may arise regarding the interpretation and application of the provisions of the Plan, to remedy any defect, omission or inconsistency in the Plan, and to make, administer, and interpret such rules and regulations in each case as it will deem necessary or advisable. The interpretation and construction by the Board of Directors of any provisions of the Plan or of any Option granted under it shall be final and binding. The Board of Directors may from time to time adopt such rules and regulations for carrying out the Plan as it may deem appropriate.

To the extent permitted by applicable law, the Board may delegate any or all of its powers under the Plan to one or more committees or subcommittees of the Board (a "Committee"). All references in the Plan to the "Board" shall mean any Committee or the Board, as applicable.

The Board may specify the manner in which employees are to provide notices and payroll deduction authorizations. Notwithstanding any requirement of "written notice" herein, the Board may permit employees to provide notices and payroll deduction authorizations electronically.

No member of the Board of Directors shall be liable for any action or determination made in good faith with respect to the Plan or any Option granted under it. The Company shall indemnify and hold harmless the members of the Board, and each officer and employee of the Company acting at the Board's direction with respect to Plan matters, from and against any and all losses, claims, damages or liabilities, including attorney's fees and amounts paid with the approval of the Board in any settlement, arising out of or resulting from any act, omission, interpretation, or determination made with respect to the Plan, unless arising out of or resulting from such person's own fraud or bad faith. Such indemnification shall be in addition (but without duplication) to any rights to indemnification or insurance that such person may have as a director, officer or employee of the Company or under the by-laws of the Company.

SECTION 17. AMENDMENT AND TERMINATION OF PLAN

Forrester reserves the right at any time or times to amend the Plan to any extent and in any manner it may deem advisable by vote of the Board of Directors; provided, however, that any amendment that may (i) materially increase the aggregate number of shares which may be issued under the Plan (other than an adjustment provided for in Section 10), or (ii) change the corporations or class of corporations whose employees may be offered Options under the Plan, if such action would be treated as the adoption of a new plan for purposes of Section 423(b) of the Code, shall have no force or effect unless it is approved by the shareholders within twelve months before or after its adoption.

The Plan and any Option Period may be terminated or suspended at any time by the Board of Directors. Upon termination of the Plan, the Board of Directors may either (i) provide that then-outstanding Options be administered in accordance with their terms, or (ii) accelerate the exercise date for then-outstanding Options by specifying that the Option Period in which such action occurs will end on a date earlier than its originally scheduled end date.

SECTION 18. RESTRICTIONS ON THE EXERCISE OF OPTIONS

The Board of Directors, in its sole discretion, may require as a condition to the exercise of Options that the underlying shares be registered under the Securities Act of 1933, as amended, and that all other legal requirements necessary, or in the Board of Directors' opinion, desirable from the Company's standpoint, to the exercise of the Options be satisfied or waived.

SECTION 19. PARTICIPATING SUBSIDIARIES

(a)   The term "participating subsidiary" shall mean any present or future subsidiary of Forrester, as that term is defined in Section 424(f) of the Code, which is designated from time to time by the Board of Directors to participate in the Plan. The Board of Directors shall have the power to make such designation before or after the Plan is approved by the shareholders. The Board of Directors may determine that Forrester and any participating subsidiaries shall be deemed to participate in separate offerings with different terms and conditions as permitted by Section 423 of the Code, provided that the terms of participation by any Eligible Employees within any such separate offering satisfy the equal rights and privileges requirements of Section 423 of the Code.

(b)   In order to comply with the laws of a non-U.S. jurisdiction, Options may be granted to Employees of Forrester or a Participating Subsidiary who are citizens or residents of such non-U.S. jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) with terms that are less favorable (but no more favorable) than the terms of the Options granted under the Plan or an offering to Eligible Employees who are resident in the United States. Notwithstanding anything to the contrary in other provisions of the Plan or an offering, Employees who are citizens or residents of a non-U.S. jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) may be excluded from eligibility under the Plan or an offering if (i) the grant of an Option under the Plan or an offering to a citizen or resident of the non-U.S. jurisdiction is prohibited under the laws of such jurisdiction, or (ii) compliance with the laws of the non-U.S. jurisdiction would cause the Plan or an offering to violate the requirements of Section 423 of the Code. Forrester may add one or more appendices to the Plan describing the operation of the Plan in those jurisdictions in which Eligible Employees are granted less favorable Options or in which Employees are excluded from participation.

(c)   The Board of Directors may from time to time establish one or more sub-plans under the Plan with respect to one or more Participating Subsidiaries, provided that such sub-plan complies with Section 423 of the Code. To the extent permitted by Section 423 of the Code, such sub-plans may provide for separate offerings with different terms for Participating Subsidiaries.

SECTION 20. OPTIONEES NOT SHAREHOLDERS

An Employee shall not have any of the rights and privileges of a shareholder of Forrester and shall not receive any dividends in respect to any shares of Stock subject to an Option hereunder, unless and until such Option has been exercised, full payment has been made for such Stock, and the Stock has been issued.

SECTION 21. TAXES

Payroll deductions shall be made on an after-tax basis. The Company shall have the right, as a condition of exercise, to make such provision as it deems necessary to satisfy its obligations to withhold federal, state, local income or other taxes incurred by reason of the purchase or disposition of Stock under the Plan. In the Board of Directors' discretion and subject to applicable law, such tax obligations may be paid in whole or in part by delivery of Stock to the Company, including Stock purchased under the Plan, valued at fair market value (defined as the closing stock price on the date of delivery). The Company may, to the extent permitted by law, deduct any tax obligations from any payment of any kind due to the Participant or withhold Stock purchased hereunder, which shall be valued at fair market value (defined as the closing stock price on the date of withholding).

SECTION 22. APPROVAL OF SHAREHOLDERS

The Plan as hereby amended and restated is subject to the approval of the shareholders of Forrester, which must be secured within twelve months before or after the date the Plan as hereby amended and restated is adopted by the Board of Directors, and any Option granted hereunder prior to such approval is conditioned on such approval being obtained prior to the exercise thereof. The Plan was previously last approved by shareholders of Forrester on May 10, 2022.

SECTION 23. INFORMATION REGARDING DISQUALIFYING DISPOSITIONS

By electing to participate in the Plan, each Participant agrees to provide any information about any transfer of Stock acquired under the Plan that occurs within two years after the first business day of the Option Period in which such Stock was acquired as may be requested by the Company or any subsidiary corporation in order to assist it in complying with the tax laws.

SECTION 24. GOVERNING LAW

The Plan shall be governed by the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof, and shall be construed accordingly.

COMPANY INFORMATION

Board Of Directors

George F. Colony
Chairman of the Board and
Chief Executive Officer

Robert Bennett
Founder and Former Chief Executive Officer,
EngageSmart, Inc.

Neil Bradford
Chief Executive Officer,
General Index Limited

Anthony Friscia
Founder and Former President and CEO,
AMR Research, Inc.

Corinne Munchbach
Former Chief Executive Officer,
BlueConic, Inc.

Warren Romine
Founder and Managing Director,
Orchard Knob Capital LLC

Executive Officers

George F. Colony
Chairman of the Board and
Chief Executive Officer

Andrew Cox
Chief Marketing Officer

Ryan D. Darrah
Chief Legal Officer and Secretary

Michael Facemire
Chief Technology Officer

Christophe Favre
Chief Sales Officer

L. Christian Finn
Chief Financial Officer

Jobina Gonsalves
Chief People Officer

Carrie Johnson
Chief Product Officer

Sharyn Leaver
Chief Research Officer

Annual Meeting
Forrester's annual meeting of stockholders
will be held at 10 a.m. EDT on May 12,
2026, online at virtualshareholdermeeting.com/FORR2026.

Investor Relations
Requests for financial information should
be sent to:
Investor Relations
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
Email: investor@forrester.com

Transfer Agent
Computershare Investor Services
P.O. Box 30170
College Station, TX 77842-3170
www.computershare.com/investor

Independent Registered
Public Accounting Firm
PricewaterhouseCoopers LLP
Boston, MA

Legal Counsel
Choate Hall & Stewart LLP
Boston, MA

Stock Listing And Trading Symbol
Forrester's common stock is listed on the
Nasdaq Global Select Market under the
trading symbol "FORR."

Corporate Headquarters
Forrester Research, Inc.
60 Acorn Park Drive
Cambridge, MA 02140
USA
Tel: +1 617.613.6000
Fax: +1 617.613.5000
www.forrester.com

forrester.com

Americas	**+1 617 613 6000**
EMEA	**+44 20 7323 7600**
Asia Pacific	**+65 6426 7000**